HENRY SCHEIN®
SOLUTIONS FOR HEALTH CARE PROFESSIONALS

Rely on Us™

Creating Value Through Trusted Relationships

ANNUAL REPORT 2023

A MESSAGE FROM THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

To My Fellow Stakeholders,

Henry Schein's promise to our customers, suppliers, stockholders, Team Schein Members, and society — what we call the five constituencies of our Mosaic of Success — is that we can be relied on, at all times and under all circumstances, to do our utmost to fairly balance the delivery of great value to the five constituencies of the Mosaic. Our historic ability to deliver on our brand promise reflects the depth of the trusted relationships we have built in the past nine decades (and almost three decades as a public company) and our determination, in a world increasingly connected by technology, to reinforcing the human connections that sustain our business success.



In that context, cybercrime has become a major issue for all sectors of society, with governments, educational institutions, and providers of products and services to health care organizations being among the most targeted. Unfortunately, in October of last year, Henry Schein was involved in a cybersecurity incident.

Yet this difficult episode reminded us of an eternal truth — that the enduring relationships Henry Schein has built with our constituencies are paramount to business success. We believe we demonstrated the resilience and grit of Team Schein throughout this cybersecurity incident by developing innovative alternatives for interfacing with our customers and delivering products while never wavering in our commitment to fulfill our brand promise — *Rely On Us.* Team Schein worked relentlessly to restore our systems from our back-ups, and we feel good about the pace of our recovery, which is supported by our loyal customers and the strong relationships our field sales consultants, telesales teams, and service technicians share with customers around the world. In this way, we believe we continue to create value through trusted relationships.

In spite of the cyber incident, and by the measures that matter most for our long-term prosperity, we believe 2023 was another successful year in advancing our 2022–2024



BOLD+1 Strategic Plan. We again delivered the solutions health care professionals rely on to improve practice and clinical performance and, ultimately, the lives of patients. We completed a number of strategic transactions, investing almost $1 billion to expand our presence in growth markets, including implants, homecare medical products, and technology, among others; grew the number of cloud-based users of our software technology businesses and launched a number of digital clinical workflow solutions, including software embedded with artificial intelligence; and moved closer to our goal of generating 40 percent of operating income from sales of high-growth, high-margin products and services.

Our 2023 financial results reflect the challenges of the cybersecurity incident in our distribution businesses, which reduced fourth-quarter revenue by approximately $350–$400 million. Total net sales for 2023 were $12.3 billion, a decrease of 2.4 percent compared with 2022, which reflected strong growth in our Technology and Value-Added Services businesses, and in global sales of implants, biomaterials and endodontics, offset by reduced revenues from personal protective equipment (PPE), Covid test kits, and the impact of the cybersecurity incident.

GAAP net income for 2023 was $416 million, or $3.16 per diluted share, compared with $538 million, or $3.91 per diluted share, for 2022. Non-GAAP net income for 2023 was $593 million, or $4.50 per diluted share, compared with $741 million, or $5.38 per diluted share, for 2022.* Both our GAAP and non-GAAP net income included an estimated $0.70 to $0.75 per diluted share impact from the cybersecurity incident, and higher-than-usual acquisition-related expenses. Henry Schein delivered full-year operating cash flow from continuing operations of $500 million versus $602 million in 2022, and we invested $955 million in acquisitions and $250 million in stock repurchases.

Prior to the cybersecurity incident, our businesses were doing well for the first three quarters of 2023. We were pleased that our distribution businesses recovered well in the second half of the fourth quarter, and we have every expectation that we will resume our growth trajectory in 2024.

Structure and Strategy

The structural foundation of Henry Schein's BOLD+1 strategy is reflected in our three key pillars – distribution, technology and value-added services, and own-brand self-manufacturing. While our Company's historic strength has been in product distribution, we are continuing our path of building a portfolio of high-growth, high-margin technology and own-brand self-manufacturing businesses. Our strategic focus is leveraging the three pillars to present our customers with an integrated offering unmatched in the industry.

The **BOLD+1** strategy, as a brief reminder, involves **Building** complementary software, specialty, and services businesses for high growth; **Operationalizing** our One Distribution approach to deliver an exceptional customer experience, increased efficiency, and growth; **Leveraging** all the businesses and solutions that comprise Henry Schein to broaden and deepen relationships with our customers; and **Driving** digital transformation for our customers and for Henry Schein. In doing so, we help our customers operate more effectively and efficiently to deliver quality care while generating value for all stakeholders, which is the +**1**. Together, we make the world healthier.

We are pleased with our **BOLD+1** accomplishments from 2023. The following are some of the highlights.

We advanced the first imperative of BOLD+1 by investing in a number of strategic acquisitions, which are performing well overall. In particular, the Biotech Dental acquisition in France and the S.I.N. transaction in Brazil drove significant growth in the European, Latin American, and Asian markets, complementing our leading BioHorizons Camlog brand and expanding our implant manufacturing capability.

We continued to **operationalize One Distribution,** repositioning management and adding senior executives to realize greater efficiencies, improve customer loyalty, and expand further into home health, an increasingly important segment of the market that continues to grow faster than the overall health care market.

Building on Henry Schein's 2021 acquisition of Prism Medical Products LLC, we acquired Shield Healthcare in 2023, expanding Henry Schein's existing homecare medical products business to a $300 million revenue platform, with the capability of delivering a diverse range of products, such as incontinence, urology, ostomy, enteral nutrition, advanced wound care, diabetes supplies, and continuous glucose monitoring devices, directly to patients in their homes across the United States.

In our technology and value-added service business, we achieved excellent sales growth by **leveraging Henry**

Schein One, with most core products posting double-digit percentage gains, including our practice management software, revenue cycle management and analytics products. Growth was driven throughout the year by Dentrix Ascend and Dentally cloud-based solutions, which are expected to continue their growth trajectory.

We **drove digital transformation** to new heights, growing our cloud-based customer base in our technology businesses by about 36 percent in 2023 and launching several integrated digital dental clinical workflow solutions for our customers, including *Dentrix* Detect AI, powered and manufactured by VideaHealth, which brings AI X-ray analysis to Dentrix imaging workflow, helping dentists and clinical staff make early and accurate detection of caries and radiographic bone level measurements.

And as we continued to build our business for long-term success, we remained focused on the **"+1" element of our strategy,** which is centered on creating value for all the constituencies of our Mosaic of Success.

In another sign of the fundamental health of our business and our dedication to the central value of "doing well by doing good," we advanced our corporate citizenship programs and initiatives despite the challenges of the cyber incident. Among other achievements, we launched several programs to expand access to care in support of vulnerable populations, including to children, individuals with disabilities, and victims of conflict; achieved increased MSCI and ISS corporate ratings; and were named for the 13th consecutive year one of Ethisphere's "Most Ethical Companies."

Reinforcing Trusted Relationships

Our strong values-based culture has been a hallmark of our Company since Henry and Esther Schein founded the business in 1932. It is because of our values that we remain committed to "doing well, by doing good" for the ultimate benefit of our five constituencies.

By living the values, we develop, nurture, and reinforce the trusted relationships that allowed Henry Schein to persevere during the cybersecurity incident. As challenging as it was, the event also brought out the best in Team Schein — in how we pulled together across multiple businesses and functions internally to restore our systems and how we joined hands to serve our customers. This kind of success is the consequence of decades of cultural reinforcement and values-based behavior.

Maintaining our values requires the continuous support of Team Schein and the recruitment of leaders who will reinforce our culture for years to come. To that end, in 2023, Carole T. Faig joined our Board of Directors as an independent director. Ms. Faig brings to Henry Schein extensive expertise in finance, audit, and public accounting, and particular experience in the health care sector, from her 38-year career at Ernst & Young LLP (EY). She also shares the values of Team Schein and, like all our Board members, will actively support the values-based management approach for which we are known.

One final thought: Much has been said this past year about the march of artificial intelligence and its impact on our lives. AI will be extremely effective at doing certain types of tasks, like making processes more efficient. However, AI will be woefully inadequate in developing the kinds of trusted relationships that matter to a business like ours and is the theme of this year's letter.

In our view, the more pervasive AI becomes, the more people will value the human touch, and that plays to Henry Schein's advantage. We understand that we are in the "people business," and we have the emotional intelligence to understand that people need other people. That is why we are redoubling our commitment in 2024 to reinforcing trusted relationships that sustain success.

While we — and all businesses — expect to continue facing uncertain macroeconomic and geopolitical conditions, we are pleased with Henry Schein's momentum as we entered 2024. Our focus on growing our leading dental and medical distribution businesses – as wellness and prevention, coupled with alternative areas of care, are growing in importance – and driving our faster-growing, higher-margin businesses as part of our BOLD+1 strategy is beginning to bear fruit.

In summary, through all the unpredictability and disruption in 2023, Henry Schein produced a solid performance.

This is not only a testament to the strength of our values, culture, and strategy, but also our ability to turn those concepts into tangible actions.

This has been a momentous year for Henry Schein, and we look forward to an exciting future, driven by the exceptional individuals of Team Schein. Along with the entire Henry Schein Board of Directors, I extend my sincerest thanks to Team Schein Members for their dedication and hard work. It is because of Team Schein that I remain confident in Henry Schein's future and in our ability to deliver on our commitments to our five constituencies that make up the Henry Schein Mosaic of Success – Team Schein, customers, supplier partners, stockholders, and society. We look forward to rewarding you yet again for your faith and trust in us.

Sincerely,



Stanley M. Bergman
Chairman of the Board and Chief Executive Officer
March 2024

Forward-looking statements made in this report are subject to the risks specified in the Safe Harbor statement in the Company's Form 10-K filing and forward-looking statement language in our press release filed on Form 8-K on February 27, 2024.

* See reconciliation of GAAP and non-GAAP measures on page 8.



EXECUTIVE MANAGEMENT


Stanley M. Bergman


Andrea Albertini


Leigh Benowitz


James P. Breslawski


Trinh Clark


Brad Connett


Michael S. Ettinger


Lorelei McGlynn


Mark E. Mlotek


James Mullins


Kelly Murphy


Christopher Pendergast


Walter Siegel


Ronald N. South


René Willi, Ph.D.

BOARD OF DIRECTORS


Stanley M. Bergman


Mohamad Ali


James P. Breslawski


Deborah Derby


Carole T. Faig


Joseph L. Herring


Kurt P. Kuehn


Philip A. Laskawy


Anne H. Margulies


Mark E. Mlotek


Steven Paladino


Carol Raphael


Scott Serota


Bradley T. Sheares, Ph.D.


Reed V. Tuckson, M.D., FACP

As of March 22, 2024

EXECUTIVE MANAGEMENT

Stanley M. Bergman*	Chairman of the Board and Chief Executive Officer
Andrea Albertini	Chief Executive Officer, International Distribution Group
Leigh Benowitz	Senior Vice President, Chief Global Digital Transformation Officer
James P. Breslawski*	Vice Chairman of the Board and President
Trinh Clark	Senior Vice President, Chief Global Customer Experience Officer
Brad Connett*	Chief Executive Officer, North America Distribution Group
Michael S. Ettinger*	Executive Vice President, Chief Operating Officer
Lorelei McGlynn*	Senior Vice President, Chief Human Resources Officer
Mark E. Mlotek*	Executive Vice President, Chief Strategic Officer
James Mullins	Senior Vice President, Global Supply Chain
Kelly Murphy	Senior Vice President, General Counsel
Christopher Pendergast	Senior Vice President, Chief Technology Officer
Walter Siegel*	Senior Vice President, Chief Legal Officer
Ronald N. South*	Senior Vice President, Chief Financial Officer
René Willi, Ph.D.	Chief Executive Officer, Global Oral Reconstruction Group

*Executive Officers

BOARD OF DIRECTORS

Stanley M. Bergman	Chairman of the Board and Chief Executive Officer
Mohamad Ali	Senior Vice President and Chief Operating Officer, IBM Consulting
James P. Breslawski	Vice Chairman of the Board and President
Deborah Derby	President & CEO, Carrols Restaurant Group, Inc.
Carole T. Faig	Former U.S. Health Sector Leader, Ernst & Young LLP (now known as EY LLP)
Joseph L. Herring	Former Chief Executive Officer, Covance Inc.
Kurt P. Kuehn	Former Chief Financial Officer, United Parcel Service, Inc.
Philip A. Laskawy	Lead Director, Henry Schein, Inc.; and Retired Chairman, Ernst & Young, LLP (now known as EY LLP)
Anne H. Margulies	Former Vice President and Chief Information Officer, Harvard University
Mark E. Mlotek	Executive Vice President, Chief Strategic Officer
Steven Paladino	Former Executive Vice President, Chief Financial Officer, Henry Schein, Inc.
Carol Raphael	National Advisor, Manatt Health Solutions; and Former President and Chief Executive Officer, Visiting Nurse Service of New York
Scott Serota	Former President and Chief Executive Officer of Blue Cross Blue Shield Association
Bradley T. Sheares, Ph.D.	Former Chief Executive Officer, Reliant Pharmaceuticals, Inc.; and Former President of U.S. Human Health, Merck & Co.
Reed V. Tuckson, M.D., FACP	Managing Director of Tuckson Health Connections, LLC; and Co-Founder, Black Coalition Against COVID-19

COMMON STOCK

Henry Schein Common Stock trades on the Nasdaq® Stock Market under the symbol “HSIC.”

STOCKHOLDER REPORTS AND INVESTOR INQUIRIES

For stockholder inquiries, including requests for quarterly and annual reports, contact our Investor Relations department at (631) 843-5500, or email your request to investor@henryschein.com. Printed materials can also be requested through the Company’s Website.

FORM 10-K

Our Annual Report on Form 10-K for the fiscal year ended December 30, 2023 has been filed with the SEC and is available free of charge through our website, www.henryschein.com. Stockholders may also obtain a copy of the Form 10-K upon request via email at investor@henryschein.com. In response to such request, the Company will furnish without charge the Form 10-K, including financial statements, financial schedules, and a list of exhibits.

INDEPENDENT AUDITORS

BDO USA, P.C.
200 Park Avenue
New York, New York 10166

LEGAL COUNSEL

Proskauer Rose LLP
Eleven Times Square,
New York, New York 10036

STOCK TRANSFER AGENT

For address changes, account cancellation, registration changes, and lost stock certificates, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
(212) 509-4000

NON-GAAP DISCLOSURES

The following table sets forth, for the applicable periods, a reconciliation of operating income and net income attributable to Henry Schein, Inc., and diluted earnings per share presented following generally accepted accounting principles in the United States ("GAAP") adjusted to reflect the effects of restructuring costs, impairment of intangible assets, acquisition intangible amortization, cybersecurity incident costs and other adjustments.

USE OF NON-GAAP MEASURES

The information in the table includes financial measures that are not calculated and presented in accordance with GAAP. The table reconciles differences between each of operating income, net income attributable to Henry Schein, Inc., and diluted earnings per share attributable to Henry Schein, Inc., each as presented in accordance with GAAP, and comparable non-GAAP amounts.

We eliminated the effect of the items listed below to assist in evaluating the underlying operational performance of our business, excluding such costs, over the periods presented. Management believes that non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance and allow for greater transparency with respect to key metrics used by management in operating our business. These non-GAAP financial measures are presented solely for informational and comparative purposes and should not be regarded as a replacement for corresponding, similarly captioned, GAAP measures.

NOTES

(1) During 2023, we recorded restructuring costs of $80 million, pretax ($53 million, net of tax and noncontrolling interests). During 2022, we recorded restructuring and integration costs of $131 million, pre-tax ($103 million net of tax and noncontrolling interests). During 2021, we recorded restructuring costs of $8 million, pre-tax ($5 million net of tax and noncontrolling interests). The effect that these charges had on 2023, 2022, and 2021 earnings per diluted share attributable to Henry Schein, Inc. was ($0.40), ($0.74), and ($0.03), respectively.

(2) During 2021, we recorded a pre-tax charge of $16 million, net of $1 million of noncontrolling interests, related to settlement and litigation costs, net of a tax benefit of $4 million, ($11 million). The effect that this charge had on earnings per diluted share attributed to Henry Schein, Inc. was ($0.08).

(3) During 2023, 2022, and 2021, we recorded impairment charges on certain intangible assets of $7 million, pre-tax ($5 million, net of tax and noncontrolling interests) $34 million, pre-tax ($23 million net of tax and noncontrolling interests), and $1 million, pre-tax ($0 million net of tax and noncontrolling interests), respectively. The effect that these charges had on 2023, 2022, and 2021 earnings per diluted share attributable to Henry Schein, Inc. was ($0.04), ($0.16), and ($0.00), respectively.

(4) Represents impairment of certain capitalized asset costs of $27 million ($19 million, net of taxes) recorded during 2023. The effect that these costs had on 2023 diluted earnings per share attributed to Henry Schein, Inc. was ($0.15).

(5) Represents one-time professional and other fees of $11 million ($8 million, net of taxes) related to our Q4 2023 cybersecurity incident. The effect that these costs had on 2023 diluted earnings per share attributed to Henry Schein, Inc. was ($0.06).

(6) During 2021 and 2020, we received contingent proceeds of $10 million and $2 million, respectively, from the 2019 sale of Hu-Friedy resulting in the recognition of an additional after-tax gain of $7 million and $2 million, respectively. The effect that these transactions had on 2021 and 2020 earnings per diluted share attributable to Henry Schein, Inc. was $0.05 and $0.01, respectively.

(7) During 2023, 2022, and 2021, we recorded amortization expense from acquired intangible assets of $151 million, pre-tax ($92 million, net of tax and noncontrolling interests) $126 million, pre-tax ($78 million net of tax and noncontrolling interests), and $123 million, pre-tax ($76 million net of tax and noncontrolling interests), respectively. The effect that these charges had on 2023, 2022, and 2021 earnings per diluted share attributable to Henry Schein, Inc. was ($0.70), ($0.57), and ($0.54), respectively.

	YEARS ENDED		
	December 30, 2023	December 31, 2022	December 26, 2021
	(in millions, except per share data)		
Operating income (GAAP)	$ 615	$ 747	$ 852
Operating margin (GAAP)	5.0%	5.9%	6.9%
Non-GAAP Adjustments:			
Restructuring and integration costs (1)	$ 80	$ 131	$ 8
Litigation settlements (2)	$ --	$ --	$ 16
Impairment of intangible assets (3)	$ 7	$ 34	$ 1
Impairment of capitalized assets (4)	$ 27	$ --	$ --
Cybersecurity incident-professional fees and other (5)	$ 11	$ --	$ --
Acquisition intangible amortization (7)	$ 151	$ 126	$ 123
Adjusted operating income (Non-GAAP)	$ 890	$ 1,038	$ 999
Adjusted operating margin (Non-GAAP)	7.2%	8.2%	8.1%
Net income attributable to Henry Schein, Inc. (GAAP)	$ 416	$ 538	$ 631
Adjustments, net of tax and attribution to noncontrolling interests:			
Restructuring and integration costs (1)	$ 53	$ 103	$ 5
Litigation settlements (2)	$ --	$ --	$ 11
Impairment of intangible assets (3)	$ 5	$ 23	$ --
Cybersecurity incident-professional fees and other (4)	$ 8	$ --	$ --
Impairment of capitalized assets (5)	$ 19	$ --	$ --
Gain on sale of equity investments (6)	$ --	$ --	$ (7)
Acquisition intangible amortization (7)	$ 92	$ 78	$ 76
Adjusted net income attributable to Henry Schein, Inc. (Non-GAAP)	$ 593	$ 741	$ 716
Diluted earnings per share attributable to Henry Schein, Inc. (GAAP)	$ 3.16	$ 3.91	$ 4.45
Diluted earnings per share attributable to Henry Schein, Inc. (Non-GAAP)	$ 4.50	$ 5.38	$ 5.05
Diluted weighted-average common shares outstanding	131,748	137,756	141,773

Note: Amounts may not sum due to rounding.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 0-27078

HENRY SCHEIN, INC.

(Exact name of registrant as specified in its charter)

Delaware	**11-3136595**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

135 Duryea Road
Melville, New York
(Address of principal executive offices)
11747
(Zip Code)
(631) 843-5500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	HSIC	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES: ☒ NO: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES: ☐ NO: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES: ☒ NO: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
YES: ☒ NO: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☒ Accelerated filer: ☐ Non-accelerated filer: ☐ Smaller reporting company: ☐
Emerging growth company: ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
YES: ☐ NO: ☒

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant, computed by reference to the closing sales price as quoted on the Nasdaq Global Select Market on July 1, 2023, was approximately $10,506,752,000.

As of February 20, 2024, there were 128,505,719 shares of registrant's Common Stock, par value $.01 per share, outstanding.

Documents Incorporated by Reference:

Portions of the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year (December 30, 2023) are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

ITEM 1. Business

General

Henry Schein, Inc. is a solutions company for health care professionals powered by a network of people and technology. We believe we are the world's largest provider of health care products and services primarily to office-based dental and medical practitioners, as well as alternate sites of care. Our philosophy is grounded in our commitment to help customers operate a more efficient and successful business so the practitioner can provide better clinical care.

With more than 91 years of experience distributing health care products, we have built a vast set of small, mid-sized and large customers in the dental and medical markets, serving more than one million customers worldwide across dental practices, laboratories, physician practices, and ambulatory surgery centers, as well as government, institutional health care clinics and other alternate care clinics.

We are headquartered in Melville, New York and employ more than 25,000 people. Approximately 55% of our workforce is based in the United States and approximately 45% is based outside of the United States. We have operations or affiliates in 33 countries and territories. Our broad global footprint has evolved over time through our organic success as well as through contribution from strategic acquisitions.

We stock a comprehensive selection of more than 300,000 branded products and Henry Schein corporate brand products through our main distribution centers. Our infrastructure, including over 5.3 million square feet of space in 36 strategically located distribution and 22 manufacturing facilities around the world, enables us to historically provide rapid and accurate order fulfillment, better serve our customers and increase our operating efficiency. This infrastructure, together with broad product and service offerings at competitive prices, and a strong commitment to customer service, enables us to be a single source of supply for our customers' needs.

We conduct our business through two reportable segments: (i) health care distribution and (ii) technology and value-added services. These segments offer different products and services to the same customer base. Our dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions. Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties.

The health care distribution reportable segment, combining our global dental and medical operating segments, distributes consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, dental specialty products (including implant, orthodontic and endodontic products), diagnostic tests, infection-control products, personal protective equipment products ("PPE") and vitamins. While our primary go-to-market strategy is in our capacity as a distributor, we also market and sell under our own corporate brand portfolio of cost-effective, high-quality consumable merchandise products, and manufacture certain dental specialty products in the areas of oral surgery, implants, orthodontics and endodontics.

The technology and value-added services reportable segment provides software, technology and other value-added services to health care practitioners. Henry Schein One, the largest contributor of sales to this category, offers dental practice management solutions for dental and medical practitioners. In addition, we offer dentists and physicians a broad suite of electronic health records, patient communication services including electronic marketing and website design, analytics and patient demand generation. Our value-added practice solutions include practice consultancy, education, integrated revenue cycle management and the facilitation of financial service offerings (on a non-recourse basis) to help dentists and physicians operate and expand their business operations, e-services, practice technology, network and hardware services, as well as consulting, and continuing education services for practitioners. We believe our hands-on consultative approach to provide solutions to support practice decision-making is a key differentiator for our business.

Recent Developments

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments" herein for a discussion related to recent Company developments.

Industry

The global health care distribution industry, as it relates to office-based health care practitioners, is fragmented and diverse. The industry ranges from sole practitioners working out of relatively small offices to mid-sized and large group practices ranging in size from a few practitioners to several hundred practices owned or operated by dental support organizations ("DSOs"), medical group purchasing organizations ("GPOs"), hospital systems or integrated delivery networks.

Due in part to the limited capacity of office-based health care practitioners to store and manage large quantities of supplies in their offices, the distribution of health care supplies and small equipment to office-based health care practitioners has been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decisions within an office-based health care practice are typically made by the practitioner, hygienist or office manager. Supplies and small equipment are generally purchased from more than one distributor, with one generally serving as the primary supplier.

The health care distribution industry continues to experience growth due to demand driven by the aging population, increased health care awareness and the importance of preventative care, an increasing understanding of the connection between good oral health and overall health, improved access to care globally, the proliferation of medical technology and testing, new pharmacology treatments and expanded third-party insurance coverage, partially offset by the effects of unemployment on insurance coverage and technological improvements, including the advancement of software and services, prosthetic solutions and telemedicine. In addition, the non-acute market continues to benefit from the shift of procedures and diagnostic testing from acute care settings to alternate-care sites, particularly physicians' offices and ambulatory surgery centers.

We believe that consolidation within the industry will continue to result in a number of distributors, particularly those with limited financial, operating and marketing resources, seeking to combine with larger companies that can provide growth opportunities. This consolidation also may continue to result in distributors seeking to acquire companies that can enhance their current product and service offerings or provide opportunities to serve a broader customer base.

In addition, customer consolidation will likely lead to multiple locations under common management and the movement of more procedures from the hospital setting to the physician or alternate care setting as the health care industry is increasingly focused on efficiency and cost containment. This trend has benefited distributors capable of providing a broad array of products and services at low prices. It also has accelerated the growth of health maintenance organizations ("HMOs"), group practices, other managed care accounts and collective buying groups, which, in addition to their emphasis on obtaining products at competitive prices, tend to favor distributors capable of providing specialized management information support. We believe that the trend towards cost containment has the potential to favorably affect demand for technology solutions, including software, which can enhance the efficiency and facilitation of practice management.

Competition

The distribution and manufacture of health care supplies and equipment is highly competitive. Many of the health care products we sell are available to our customers from a number of suppliers. In addition, our competitors could obtain exclusive rights from manufacturers to market particular products. Manufacturers also could seek to sell directly to end-users, and thereby eliminate or reduce our role and that of other distributors. In certain parts of the dental end market, such as those related to dental specialty products, and medical end market manufacturers already sell directly to end customers.

In North America, we compete with other distributors, as well as several manufacturers, of dental and medical products, primarily on the basis of price, breadth of product line, e-commerce capabilities, customer service and

4

value-added products and services. In the dental market, our primary competitors in the U.S. are the Patterson Dental division of Patterson Companies, Inc. and Benco Dental Supply Company. In addition, we compete against a number of other distributors that operate on a national, regional and local level. Our primary competitors in the U.S. medical market, which accounts for the large majority of our global medical sales, are McKesson Corporation and Medline Industries, Inc., which are national distributors. We also compete with a number of regional and local medical distributors, as well as a number of manufacturers that sell directly to physicians and patients in their homes. With regard to our dental software, we compete against numerous companies, including the Patterson Dental division of Patterson Companies, Inc., Carestream Health, Inc., Carestream Dental LLC, Centaur Software Development Co Pty Ltd. (d.b.a. dental4windows, dental4web), Open Dental Software, Inc., PlanetDDS LLC, Good Methods Global Inc. (d.b.a. CareStack) and Curve Dental, LLC. In other software end markets, including revenue cycle management, patient relationship management and patient demand generation, we compete with companies such as Vyne Therapeutics Inc., EDI-Health Group, Inc. (d.b.a. Dental X Change, Inc.), Weave Communications, Inc., and Solutionreach, Inc. The medical practice management and electronic medical records market is fragmented and we compete with numerous companies such as the NextGen division of Quality Systems, Inc., eClinicalWorks, Allscripts Healthcare Solutions, Inc. and Epic Systems Corporation.

Outside of the U.S., we believe we are the only global distributor of supplies and equipment to dental practices and our competitors are primarily local and regional companies. We also face significant competition internationally, where we compete on the basis of price and customer service against several large competitors, including the GACD Group, Proclinic SA, Lifco AB, Planmeca Oy and Billericay Dental Supply Co. Ltd., as well as a large number of other dental and medical product distributors and manufacturers in international countries and territories we serve.

Competitive Strengths

We have more than 91 years of experience in distributing products to health care practitioners resulting in strong awareness of the Henry Schein® brand. Our competitive strengths include:

A focus on meeting our customers' unique needs. We are committed to providing customized solutions to our customers that are driven by our understanding of the end markets we serve and reflect the technology-driven products and services best suited for their practice needs. We are committed to continuing to enhance these offerings through organic investment in our products and our teams, as well as through the acquisition of new products and services that may help us better serve our customers.

Direct sales and marketing expertise. Our sales and marketing efforts are designed to establish and solidify customer relationships through personal or virtual visits by field sales representatives, frequent direct marketing and telesales contact, emphasizing our broad product lines, including exclusive distribution agreements, competitive prices and ease of order placement, particularly through our e-commerce platforms. The key elements of our direct sales and marketing efforts are:

- *Field sales consultants.* Our field sales consultants, including equipment sales specialists, covering major North American, European and other international markets. These consultants complement our direct marketing and telesales efforts and enable us to better market, service and support the sale of more sophisticated products and equipment.

- *Marketing.* We market to existing and prospective office-based health care providers through a combination of owned, earned and paid digital channels, tradeshows, as well as through catalogs, flyers, direct mail and other promotional materials. Our strategies include an emphasis on educational content through webinars and content marketing initiatives. We continue to enhance our marketing technology to improve our targeting capability and the relevance of messaging and offers.

- *Telesales.* We support our direct marketing effort with inbound and outbound telesales representatives, who facilitate order processing, generate new sales through direct and frequent contact with customers and stay abreast of market developments and the hundreds of new products, services and technologies introduced each year to educate practice personnel.

- *Electronic commerce solutions.* We provide our customers and sales teams with innovative and competitive e-commerce solutions. We continue to invest in our e-commerce platform to offer enhanced content management so customers can more easily find the products they need and to enable an engaging purchase experience, supported by excellent customer service.

- *Social media.* Our operating entities and employees engage our customers and supplier partners through various social media platforms, which are an important element of our communications and marketing efforts. We continue to expand our social media presence to raise awareness about issues, engage customers beyond a sale and deliver services and solutions to specialized audiences.

Broad product and service offerings at competitive prices. We offer a broad range of products and services to our customers, at competitive prices, in the following categories:

- *Consumable supplies and equipment.* We distribute consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, dental specialty products, diagnostic tests, infection-control products and vitamins. We stock a comprehensive selection of more than 300,000 branded products and Henry Schein corporate brand products through our main distribution centers. We also market and sell our own corporate brand portfolio of cost-effective, high-quality consumable merchandise products and manufacture certain dental specialty products in the areas of implants, orthodontics and endodontics.

- *Technology and other value-added products and services.* We sell practice management, business analytics, patient engagement and patient demand creation software solutions to our dental customers. Our practice management solutions provide practitioners with electronic medical records, patient treatment history, analytics, billing, accounts receivable analyses and management, appointment calendars, electronic claims processing and word processing programs, network and hardware services, e-commerce and electronic marketing services, sourcing third party patient payment plans, transition services and training and education programs for practitioners. We also sell medical software for practice management, certified electronic health records ("EHR") and e-Prescribe medications and prescription solutions. We have technical representatives supporting customers using our practice management solutions and services. As of December 30, 2023, we had an active user base of approximately 110,000 practices and 350,000 consumers, including users of AxiUm, Dentally®, Dentrix Ascend®, Dental Vision®, Dentrix® Dental Systems, Dentrix® Enterprise, Easy Dental®, EndoVision®, Evolution® and EXACT®, Gesden®, Jarvis Analytics™, Julie® Software, Oasis, OMSVision®, Orisline®, PBS Endo®, PerioVision®, Power Practice® Px, PowerDent, and Viive® and subscriptions for Demandforce®, Sesame, and Lighthouse360® for dental practices and DentalPlans.com® for dental patients.

- *Repair services.* We have 119 equipment sales and service centers worldwide that provide a variety of repair, installation and technical services for our health care customers. Our technicians provide installation and repair services for dental handpieces, dental and medical small equipment, table-top sterilizers and large dental equipment.

- *Financial services.* We offer our customers solutions in operating their practices more efficiently by providing access to a number of financial services and products provided by third party suppliers (including non-recourse financing for equipment, technology and software products, non-recourse practice financing for leasehold improvements, business debt consolidation and commercial real estate, non-recourse patient financing and credit card processing) at rates that we believe are generally lower than what our customers would be able to secure independently. We also provide staffing services, dental practice valuation and brokerage services.

Commitment to superior customer service. We maintain a strong commitment to providing superior customer service. We frequently monitor our customer service through customer surveys, focus groups and statistical reports. Our customer service policy primarily focuses on:

- *Exceptional order fulfillment.* We ship an average of approximately 141,000 cartons daily.

- *Comprehensive ordering process*. Customers may place orders 24 hours a day, 7 days a week via e-commerce solutions, telephone, fax, e-mail and mail.

Integrated management information systems. Certain of our information systems generally allow for centralized management of key functions, including accounts receivable, inventory, accounts payable, payroll, purchasing, sales, order fulfillment and financial and operational reporting. These systems allow us to manage our growth, deliver superior customer service, properly target customers, manage financial performance and monitor daily operational statistics.

Cost-effective purchasing. We believe that cost-effective purchasing is a key element to maintaining and enhancing our position as a competitively priced provider of health care products. We continuously evaluate our purchase requirements and suppliers' offerings and prices in order to obtain products at the lowest possible cost. In 2023, our top 10 health care distribution suppliers and our single largest supplier accounted for approximately 24% and 4%, respectively, of our aggregate purchases.

Efficient distribution. We distribute our products from our 36 strategically located distribution centers. We strive to maintain optimal inventory levels in order to satisfy customer demand for prompt delivery and complete order fulfillment. These inventory levels are managed on a daily basis with the aid of our management information systems. Once an order is entered, it is electronically transmitted to the distribution center nearest the customer's location for order fulfillment.

Products and Services

The following table sets forth the percentage of consolidated net sales by principal categories of products and services offered through our health care distribution and technology and value-added services reportable segments:

	December 30, 2023	December 31, 2022	December 25, 2021
Health care distribution:			
Dental products [1]	61.1%	59.1%	60.8%
Medical products [2]	32.4	35.2	34.0
Total health care distribution	93.5	94.3	94.8
Technology and value-added services:			
Software and related products and other value-added products [3]	6.5	5.7	5.2
Total	100.0	100.0	100.0

(1) Includes infection-control products, handpieces, preventatives, impression materials, composites, anesthetics, teeth, dental implants, gypsum, acrylics, articulators, abrasives, dental chairs, delivery units and lights, X-ray supplies and equipment, PPE products, equipment repair and high-tech and digital restoration equipment.

(2) Includes branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, X-ray products, equipment, PPE products and vitamins.

(3) Consists of practice management software and other value-added products, which are distributed primarily to health care providers, and financial services on a non-recourse basis, e-services, continuing education services for practitioners, consulting and other services.

Business Strategy

Our mission is to provide innovative, integrated health care products and services; and to be trusted advisors and consultants to our customers - enabling them to deliver the best quality patient care and enhance their practice management efficiency and profitability. Our BOLD+1 Strategic Plan consists of the following:

- **Build ("B")** Complementary software, specialty, and services businesses for high growth
- **Operationalize ("O")** One Distribution to deliver exceptional customer experience, increased efficiency, and growth
- **Leverage ("L")** One Schein to broaden and deepen relationships with our customers
- **Drive ("D")** Drive digital transformation for our customers and for Henry Schein
- **+1** Create Value for our stakeholders

To accomplish this, we apply our competitive strengths in executing the following strategies:

- *Increase penetration of our existing customer base.* We have over one million customers worldwide and we intend to increase sales to our existing customer base and enhance our position as their primary supplier. We believe our offering of a broad range of products, services and support, including software solutions that can help drive improved workflow efficiency and patient communications for practices, coupled with our full-service value proposition, helps us to retain and grow our customer base.

- *Increase the number of customers we serve.* This strategy includes increasing the productivity of our field sales consultants and telesales team, as well as using our customer database to focus our marketing efforts in all of our operating segments. In the dental business, we provide products and services to independent practices, mid-market groups, and large DSOs as well as community health centers and government sites of care. Leveraging our broad array of assets and capabilities, we offer solutions to address these new markets. In the medical business, we have expanded to serve customers located in settings outside of the traditional office, such as urgent care clinics, retail, occupational health and home health settings. As settings of health care shift, we remain committed to serving these practitioners and providing them with the products and services they need.

- *Leverage our value-added products and services.* We continue to increase cross-selling efforts for key product lines utilizing a consultative selling process. In the dental business, we have significant cross-selling opportunities between our dental software users and our dental customers. In the medical business, we have opportunities to expand our vaccine, injectables and other pharmaceuticals sales to health care practitioners, as well as cross-selling EHR systems and software when we sell our core products. Our strategy extends to providing health systems, integrated delivery networks and other large group and multi-site health care organizations, including physician clinics, these same value added products and services. As physicians and health systems closely align, we have increased access to opportunities for cross-marketing and selling our product and service portfolios.

- *Pursue strategic acquisitions and joint ventures.* Our acquisition strategy is focused on investments in companies that add new customers and sales teams, increase our geographic footprint (whether entering a new country, such as emerging markets, or building scale where we have already invested in businesses), and finally, those that enable us to access new products and technologies.

Markets Served

Demographic trends indicate that our markets are growing, as an aging U.S. population is increasingly using health care services. According to the U.S. Census Bureau's International Database, between 2023 and 2033, the 45 and older population is expected to grow by approximately 11%. Between 2023 and 2043, this age group is expected to grow by approximately 21%. This compares with expected total U.S. population growth rates of approximately 6% between 2023 and 2033 and approximately 11% between 2023 and 2043.

In the dental industry, there is predicted to be a rise in oral health care expenditures as the 45-and-older segment of the population increases. There is increasing demand for new technologies that allow dentists to increase productivity, and this is being driven in the U.S. by lower insurance reimbursement rates. At the same time, there is an expected increase in dental insurance coverage.

In the medical market, there continues to be a migration of procedures from acute-care settings to physicians' offices and home health settings, a trend that we believe provides additional opportunities for us. There also is the continuing use of vaccines, injectables and other pharmaceuticals in alternate-care settings. We believe we have established a leading position as a vaccine supplier to the office-based physician practitioner.

We support our dental and medical professionals through the many SKUs that we offer, as well as through important value-added services, including practice management software, electronic claims processing, financial services and continuing education, all designed to help maximize a practitioner's efficiency.

Additionally, we seek to expand our dental full-service model and medical offerings in countries where opportunities exist. We do this through both direct sales and by partnering with local distribution and manufacturing companies.

For information on revenues and long-lived assets by geographic area, see Note 4 – Segment and Geographic Data of "Notes to Consolidated Financial Statements."

Seasonality and Other Factors Affecting Our Business and Quarterly Results

We experience fluctuations in quarterly earnings. As a result, we may fail to meet or exceed the expectations of securities analysts and investors, which could cause our stock price to decline.

Our business is subject to seasonal and other quarterly fluctuations. Sales and profitability generally have been higher in the third and fourth quarters due to the timing of sales of seasonal products (including influenza vaccine), purchasing patterns of office-based health care practitioners for certain products (including equipment and software) and year-end promotions. Sales and profitability may also be impacted by the timing of certain annual and biennial dental tradeshows where equipment promotions are offered. In addition, some dental practices delay equipment purchases in the U.S. until year-end due to tax incentives. We expect our historical seasonality of sales to continue in the foreseeable future.

Governmental Regulations

We strive to be compliant in all material respects with the applicable laws, regulations and guidance described below, and believe we have effective compliance programs and other controls in place to ensure substantial compliance. However, compliance is not guaranteed either now or in the future, as certain laws, regulations and guidance may be subject to varying and evolving interpretations that could affect our ability to comply, as well as future changes, additions and enforcement approaches, including political changes. When we discover situations of non-compliance we seek to remedy them and bring the affected area back into compliance. President Biden's administration (the "Biden Administration") has indicated that it will be more aggressive in its pursuit of alleged violations of law, and has revoked certain guidance that would have limited governmental use of informal agency guidance to pursue potential violations, and has stated that it is more prepared to pursue individuals for corporate law violations, including an aggressive approach to anti-corruption activities. Federal, state and certain foreign governments have also increased enforcement activity in the health care sector, particularly in areas of fraud and abuse, anti-bribery and corruption, controlled substances handling, medical device regulations and data privacy and security standards.

Changes to applicable laws, regulations and guidance described below, as well as related administrative or judicial interpretations, may require us to update or revise our operations, services, marketing practices and compliance programs and controls, and may impose additional and unforeseen costs on us, pose new or previously immaterial risks to us, or may otherwise have a material adverse effect on our business.

Government

Certain of our businesses involve the distribution, manufacturing, importation, exportation, marketing, sale and promotion of pharmaceuticals and/or medical devices, and in this regard, we are subject to extensive local, state, federal and foreign governmental laws and regulations, including as applicable to our wholesale distribution of pharmaceuticals and medical devices, manufacturing activities, and as part of our specialty home medical supply businesses that distribute and sell medical equipment and supplies directly to patients. Federal, state and certain foreign governments have also increased enforcement activity in the health care sector, particularly in areas of fraud and abuse, anti-bribery and anti-corruption, controlled substances handling, medical device regulations and data privacy and security standards.

Certain of our businesses involve pharmaceuticals and/or medical devices, including in vitro diagnostic devices, that are paid for by third parties and must operate in compliance with a variety of burdensome and complex coding, billing and record-keeping requirements in order to substantiate claims for payment under federal, state and commercial healthcare reimbursement programs.

Government and private insurance programs fund a large portion of the total cost of medical care, and there have been efforts to limit such private and government insurance programs, including efforts, thus far unsuccessful, to seek repeal of the entire United States Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010 (as amended, the "ACA").

Certain of our businesses are subject to various additional federal, state, local and foreign laws and regulations, including with respect to the sale, transportation, importation, storage, handling and disposal of hazardous or potentially hazardous substances; "forever chemicals" such as per-and polyfluoroalkyl substances; and safe working conditions. In addition, activities to control medical costs, including laws and regulations lowering reimbursement rates for pharmaceuticals, medical devices, medical supplies and/or medical treatments or services, are ongoing. The Centers for Medicare & Medicaid Services ("CMS") recently released the 2024 durable medical equipment, prosthetics, orthotics and supplies ("DMEPOS") reimbursement schedule, which, effective January 1, 2024, reduced the DMEPOS reimbursement rates for non-rural suppliers, such as us, by removing the Coronavirus Aid, Relief, and Economic Security (aka CARES) Act relief rates in effect during the COVID-19 pandemic. This and other laws and regulations are subject to change and their evolving implementation may impact our operations and our financial performance.

Our businesses are generally subject to numerous laws and regulations that could impact our financial performance, and failure to comply with such laws or regulations could have a material adverse effect on our business.

Operating, Security and Licensure Standards

Certain of our businesses are subject to local, state and federal governmental laws and regulations relating to the distribution of pharmaceuticals and medical devices and supplies. Among the United States federal laws applicable to us are the Controlled Substances Act, the Federal Food, Drug, and Cosmetic Act, as amended ("FDC Act"), Section 361 of the Public Health Service Act and Section 401 of the Consolidated Appropriations Act of the Social Security Act, as well as laws regulating the billing of and reimbursement from government programs, such as Medicare and Medicaid, and from commercial payers. We are also subject to comparable foreign regulations.

The FDC Act, the Controlled Substances Act, their implementing regulations, and similar foreign laws generally regulate the introduction, manufacture, advertising, marketing and promotion, sampling, pricing and reimbursement, labeling, packaging, storage, handling, returning or recalling, reporting, and distribution of, and record keeping for, pharmaceuticals and medical devices shipped in interstate commerce, and states may similarly regulate such activities within the state. Furthermore, Section 361 of the Public Health Service Act, which provides authority to prevent the introduction, transmission or spread of communicable diseases, serves as the legal basis for the United States Food and Drug Administration's ("FDA") regulation of human cells, tissues and cellular and tissue-based products, also known as "HCT/P products."

The Federal Drug Quality and Security Act of 2013 brought about significant changes with respect to pharmaceutical supply chain requirements. Title II of this measure, known as the Drug Supply Chain Security Act ("DSCSA"), was enacted in November 2013, and had a planned "phase in" schedule over a period of ten years, resulting in a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States that went into effect on November 27, 2023. Those DSCSA requirements that were scheduled to change on November 27, 2023, and include requiring trading partners to provide, receive and maintain documentation about products and ownership only "electronically"(and not via paper) are now subject to a one-year "stabilization period" announced by FDA through two guidance documents in late August 2023. FDA is permitting the stabilization period to accommodate an additional year, until November 27, 2024, to allow trading partners to implement, troubleshoot and mature their electronic (versus paper), interoperable systems, during which time the FDA does not intend to take action to enforce the requirements for the interoperable, electronic, package level product tracing. Additionally, the FDA announced that it does not intend to take action to enforce the portion of the FDC Act with respect to drug product that is introduced in a transaction into commerce by the product's manufacturer or repackager before November 27, 2024, and for subsequent transactions of such product through the product's expiry. FDA states this stabilization period is intended to avoid disruption to the supply chain, and ensure continued patient access to drug products as trading partners move towards full implementation of the DSCSA's enhanced drug security requirements. The law's track and trace requirements applicable to manufacturers, wholesalers, third-party logistics providers (e.g., trading partners), repackagers and dispensers (e.g.,

pharmacies) of prescription drugs took effect in January 2015, and, as stated, continues to be implemented. The DSCSA product tracing requirements replace the former FDA drug pedigree requirements and pre-empt certain state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements.

The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third-party logistics providers ("3PLs"), and includes the eventual creation of national wholesaler and 3PL licenses in cases where states do not license such entities. The DSCSA requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs. The DSCSA requires wholesalers and 3PLs to submit annual reports to the FDA, which include information regarding each state where the wholesaler or 3PL is licensed, the name and address of each facility, and contact information. According to FDA guidance, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by the standards established by federal law in this area. Current state licensing requirements concerning wholesalers will remain in effect until the FDA issues new regulations as directed by the DSCSA. FDA issued a proposed rule establishing wholesaler and 3PL national standards for licensing and other requirements in February 2022, but that rule has not yet been finalized. In addition, with respect to our specialty home medical supply business, we are subject to certain state licensure laws (including state pharmacy laws), and also certain accreditation standards, including to qualify for reimbursement from Medicare and other third-party payers.

The Food and Drug Administration Amendments Act of 2007 and the Food and Drug Administration Safety and Innovation Act of 2012 amended the FDC Act to require the FDA to promulgate regulations to implement a unique device identification ("UDI") system for medical devices. The UDI rule phased in the implementation of the UDI regulations, generally beginning with the highest-risk devices (i.e., Class III medical devices) and ending with the lowest-risk devices. Most compliance dates were reached as of September 24, 2018, with a final set of requirements for low risk devices being reached on September 24, 2022, which completed the phase in. However, in May 2021, the FDA issued an enforcement policy stating that it does not intend to object to the use of legacy identification numbers on device labels and packages for finished devices manufactured and labeled prior to September 24, 2023. The UDI regulations require "labelers" to include unique device identifiers ("UDIs"), with a content and format prescribed by the FDA and issued under a system operated by an FDA-accredited issuing agency, on the labels and packages of medical devices (including, but not limited to, certain software that qualifies as a medical device under FDA rules), and to directly mark certain devices with UDIs. The UDI regulations also require labelers to submit certain information concerning UDI-labeled devices to the FDA, much of which information is publicly available on an FDA database, the Global Unique Device Identification Database. On July 22, 2022, the FDA posted the final guidance regarding the Global Unique Device Identification Database called Unique Device Identification Policy Regarding Compliance Dates for Class I and Unclassified Devices, Direct Marketing, and Global Unique Device Identification Database Requirements for Certain Devices. The UDI regulations and subsequent FDA guidance regarding the UDI requirements provide for certain exceptions, alternatives and time extensions. For example, the UDI regulations include a general exception for Class I devices exempt from the Quality System Regulation (other than record-keeping requirements and complaint files). Regulated labelers include entities such as device manufacturers, repackagers, reprocessors and relabelers that cause a device's label to be applied or modified, with the intent that the device will be commercially distributed without any subsequent replacement or modification of the label and include certain of our businesses.

As a distributor of controlled substances, we are required, under the Controlled Substances Act, to obtain and renew annually registrations for our facilities from the United States Drug Enforcement Administration ("DEA") permitting us to handle controlled substances. We are also subject to other statutory and regulatory requirements relating to the storage, sale, marketing, handling, reporting, record-keeping and distribution of such drugs, in accordance with the Controlled Substances Act and its implementing regulations, and these requirements have been subject to heightened enforcement activity in recent times. We are subject to inspection by the DEA. Certain of our businesses are also required to register for permits and/or licenses with, and comply with operating and security standards of, the DEA, the FDA, the United States Department of Health and Human Services ("HHS"), and various state boards of pharmacy, state health departments and/or comparable state agencies as well as comparable foreign agencies, and certain accrediting bodies, depending on the type of operations and location of product distribution, manufacturing or sale. These businesses include those that distribute, manufacture, relabel, and/or repackage prescription pharmaceuticals and/or medical devices and/or HCT/P products, or own pharmacy operations, or install, maintain or repair equipment.

In addition, Section 301 of the National Organ Transplant Act, and a number of comparable state laws, impose civil and/or criminal penalties for the transfer of human organs, as defined in the regulations, for valuable consideration, while generally permitting payments for the reasonable costs incurred in their procurement, processing, storage and distribution. We are also subject to foreign government regulation of such products. The DEA, the FDA and state regulatory authorities have broad inspection and enforcement powers, including the ability to suspend or limit the distribution of products by our distribution centers, seize or order the recall of products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. Foreign regulations subject us to similar foreign enforcement powers.

EU Regulation of Medicinal and Dental Products

European Union ("EU") member states regulate their own healthcare systems, as does EU law. The latter regulates certain matters, most notably medicinal products and medical devices. Medicinal products are defined, broadly, as substances or combinations of substances having certain functionalities and may not include medical devices. EU "regulations" apply in all member states, whereas "directives" are implemented by the individual laws of member states.

On medicines for humans, we are regulated under Directive No. 2001/83/EC of 6 November 2001, as amended by Directive 2003/63/EC of 25 June 2003, and EU Regulation (EC) No. 726/2004 of 31 March 2004. These rules provide for the authorization of products, and regulate their manufacture, importation, marketing and distribution. It implements requirements which may be implemented without warning, as well as a national pharmacovigilance system under which marketing authorizations may be withdrawn, and includes potential sanctions for breaches of the rules, and on other bases such as harmfulness or lack of efficacy.

EU Regulation No. 1223/2009 of 30 November 2009 *on cosmetic products* requires that cosmetic products (which includes dental products) be safe for human health when used under normal or reasonably foreseeable conditions of use and comply with certain obligations which apply to manufacturer, importer and distributor. It includes market surveillance, and non-compliance may result in the recall or withdrawal of products, along with other sanctions.

In the EU, the EU Medical Device Regulation No. 2017/745 of 5 April 2017 ("EU MDR") covers a wide scope of our activities, from dental material to X-ray machines, and certain software. It was meant to become applicable three years after publication (i.e., May 26, 2020). However, on April 23, 2020, to allow European Economic Area ("EEA") national authorities, notified bodies, manufacturers and other actors to focus fully on urgent priorities related to the COVID-19 pandemic, the European Council and Parliament adopted Regulation 2020/561, postponing the date of application of the EU MDR by one year (to May 26, 2021).

The EU MDR significantly modifies and intensifies the regulatory compliance requirements for the medical device industry as a whole. Among other things, the EU MDR:

- strengthens the rules on placing devices on the market and reinforces surveillance once they are available;
- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
- improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
- sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU;
- strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market; and
- identifies importers and distributors and medical device products through registration in a database (EUDAMED, which is not fully functional for the time being and might not be so before the end of 2027 at the earliest; therefore, the use of this database is only possible through a voluntary basis and, by a way of consequence, is currently not mandatory).

In particular, the EU MDR imposes strict requirements for the confirmation that a product meets the regulatory requirements, including regarding a product's clinical evaluation and a company's quality systems, and for the distribution, marketing and sale of medical devices, including post-market surveillance.

Regulation 2023/607 of the European Parliament and of the Council of *amending Regulations (EU) 2017/745 and (EU) 2017/746 as regards the transitional provisions for certain medical devices and in vitro diagnostic medical devices* has, notably, extended the EU MDR transitional periods applicable to certain medical devices that have been assessed and/or certified under the Directive No. 93/42/EEC of 1993 *concerning medical devices* ("EU Medical Device Directive"). Subject to certain conditions, medical devices that (i) obtained a certificate under the EU Medical Device Directive from May 25, 2017, (ii) which was still valid on May 26, 2021, and (iii) has not been subsequently withdrawn may, for the moment, continue to be placed on the market or put into service until December 31, 2027 for higher risk devices or December 31, 2028 for medium and lower risk devices. Nevertheless, EU MDR requirements regarding the distribution, marketing and sale including quality systems and post-market surveillance have to be observed by manufacturers, importers and distributors as of the application date (i.e., since May 26, 2021).

Other EU regulations that may apply under appropriate circumstances include EU Regulation No. 1907/2006 of 18 December 2006 *concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals*, which requires importers to register substances or mixtures that they import in the EU beyond certain quantities, and the EU Regulation No. 1272/2008 of 16 December 2008 *on classification, labelling and packaging of substances and mixtures* (currently under revision), which sets various obligations with respect to the labelling and packaging of concerned substances and mixtures.

Furthermore, compliance with legal requirements has required and may in the future require us to delay product release, sale or distribution, or institute voluntary recalls of, or other corrective action with respect to products we sell, each of which could result in regulatory and enforcement actions, financial losses and potential reputational harm. Our customers are also subject to significant federal, state, local and foreign governmental regulation, which may affect our interactions with customers, including the design and functionality of our products.

Certain of our businesses are subject to various additional federal, state, local and foreign laws and regulations, including with respect to the sale, transportation, storage, handling and disposal of hazardous or potentially hazardous substances, and safe working conditions. In addition, certain of our businesses must operate in compliance with a variety of burdensome and complex billing and record-keeping requirements in order to substantiate claims for payment under federal, state and commercial healthcare reimbursement programs.

Certain of our businesses also maintain contracts with governmental agencies and are subject to certain regulatory requirements specific to government contractors.

Antitrust and Consumer Protection

The federal government of the United States, most U.S. states and many foreign countries have antitrust laws that prohibit certain types of conduct deemed to be anti-competitive, as well as consumer protection laws that seek to protect consumers from improper business practices. At the U.S. federal level, the Federal Trade Commission oversees enforcement of these types of laws, and states have similar government agencies. Violations of antitrust or consumer protection laws may result in various sanctions, including criminal and civil penalties. Private plaintiffs may also bring civil lawsuits against us in the United States for alleged antitrust law violations, including claims for treble damages. EU law also regulates competition and provides for detailed rules protecting consumers. The Biden Administration has indicated increased antitrust enforcement and has been more aggressive in enforcement activities, including investigation and challenging non-compete restrictions and other restrictive contractual terms that it believes harm workers and competition.

Health Care Fraud

Certain of our businesses are subject to federal and state (and similar foreign) health care fraud and abuse, referral and reimbursement laws and regulations with respect to their operations. Some of these laws, referred to as "false claims laws," prohibit the submission or causing the submission of false or fraudulent claims for reimbursement to federal, state and other health care payers and programs. Other laws, referred to as "anti-kickback laws," prohibit soliciting, offering, receiving or paying remuneration in order to induce the referral of a patient or ordering, purchasing, leasing or arranging for, or recommending, ordering, purchasing or leasing of, items or services that are paid for by federal, state and other health care payers and programs. Certain additional state and federal laws, such

as the federal Physician Self-Referral Law, commonly known as the "Stark Law," prohibit physicians and other health care professionals from referring a patient to an entity with which the physician (or family member) has a financial relationship, for the furnishing of certain designated health services (for example, durable medical equipment and medical supplies), unless an exception applies. Violations of Anti-Kickback Statutes or the Stark Law may be enforced as violations of the federal False Claims Act.

The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, and significant enforcement activity has been the result of "relators" who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries. Penalties under fraud and abuse laws may be severe, including treble damages and substantial civil penalties under the federal False Claims Act, as well as potential loss of licenses and the ability to participate in federal and state health care programs, criminal penalties, or imposition of a corporate integrity agreement or corporate compliance monitor which could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, and these state laws have their own penalties, which may be in addition to federal False Claims Act penalties, as well as other fraud and abuse laws.

With respect to measures of this type, the United States government (among others) has expressed concerns about financial relationships between suppliers on the one hand and physicians, dentists and other healthcare professionals on the other. As a result, we regularly review and revise our marketing practices as necessary to facilitate compliance.

We also are subject to certain United States and foreign laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity globally in recent years.

While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, or failure to comply with applicable law, could have a material adverse effect on our business.

Affordable Care Act and Other Insurance Reform

The ACA increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. The ACA also materially expanded the number of individuals in the United States with health insurance.

The ACA has faced frequent legal challenges, including litigation seeking to invalidate and Congressional action seeking to repeal some of or all of the law or the manner in which it has been implemented. In 2012, the United States Supreme Court, in upholding the constitutionality of the ACA and its individual mandate provision requiring that people buy health insurance or else face a penalty, simultaneously limited ACA provisions requiring Medicaid expansion, making such expansion a state-by-state decision. In addition, one of the major political parties in the United States remains committed to seeking the ACA's legislative repeal, but legislative efforts to do so have previously failed to pass both chambers of Congress. Under President Trump's administration, a number of administrative actions were taken to materially weaken the ACA, including, without limitation, by permitting the use of less robust plans with lower coverage and eliminating "premium support" for insurers providing policies under the ACA. The Tax Cuts and Jobs Act enacted in 2017, which contains a broad range of tax reform provisions that impact the individual and corporate tax rates, international tax provisions, income tax add-back provisions and deductions, also effectively repealed the ACA's individual mandate by zeroing out the penalty for non-compliance. An ACA lawsuit decided by the federal Fifth Circuit Court of Appeals found the individual mandate to be

unconstitutional, and returned the case to the District Court for the Northern District of Texas for consideration of whether the remainder of the ACA could survive the excision of the individual mandate. The Fifth Circuit's decision was appealed to the United States Supreme Court. The Supreme Court issued a decision on June 17, 2021. Without reaching the merits of the case, the Supreme Court held that the plaintiffs in the case did not have standing to challenge the ACA. Any outcomes of future cases that change the ACA, in addition to future legislation, regulation, guidance and/or Executive Orders that do the same, could have a significant impact on the U.S. healthcare industry. For instance, the American Rescue Plan Act of 2021 enhanced premium tax credits, which has resulted in an expansion of the number of people covered under the ACA. These changes were time-limited, with some enhancements in place for 2021 only and others available through the end of 2022.

An ACA provision, generally referred to as the Physician Payments Sunshine Act or Open Payments Program (the "Sunshine Act"), imposes annual reporting and disclosure requirements for drug and device manufacturers and distributors with regard to payments or other transfers of value made to certain covered recipients (including physicians, dentists, teaching hospitals, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives), and for such manufacturers and distributors and for group purchasing organizations, with regard to certain ownership interests held by covered recipients in the reporting entity. CMS publishes information from these reports on a publicly available website, including amounts transferred and physician, dentist, teaching hospital, and non-physician practitioner identities. The Sunshine Act pre-empts similar state reporting laws, although we or our subsidiaries may be required to report under certain state transparency laws that address circumstances not covered by the Sunshine Act, and some of these state laws, as well as the federal law, can be unclear. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.

In the United States, government actions to seek to increase health-related price transparency may also affect our business. For example, hospitals are currently required to publish online a list of their standard charges for all items and services, including discounted cash prices and payer-specific and de-identified negotiated charges, in a publicly accessible online file. Hospitals are also required to publish a consumer-friendly list of standard charges for certain "shoppable" services (i.e., services that can be scheduled by a patient in advance) and associated ancillary services or, alternatively, maintain an online price estimator tool. CMS may impose civil monetary penalties for noncompliance with these price transparency requirements. Additionally, the No Surprises Act ("NSA"), generally effective January 1, 2022, imposes additional price transparency requirements. The NSA is intended to reduce the number of "out-of-network" patients. This will result in fewer out-of-network payments to physicians and other providers, which may cause financial stress to those providers who are dependent on higher out-of-network fees.

Another notable Medicare health care reform initiative, the Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA"), enacted on April 16, 2015, established a new payment framework, which modified certain Medicare payments to "eligible clinicians," including physicians, dentists and other practitioners. Under MACRA, certain eligible clinicians are required to participate in Medicare through the Merit-Based Incentive Payment System ("MIPS") or Advanced Alternative Payment Models, through which Medicare reimbursement to eligible clinicians includes both positive and negative payment adjustments that take into account quality, promoting interoperability, cost and improvement activities. Data collected in the first MIPS performance year (2017) determined payment adjustments that began January 1, 2019. MACRA standards and payment levels continue to evolve, and reflect a fundamental change in physician reimbursement that is expected to provide substantial financial incentives for physicians to participate in risk contracts, and to increase physician information technology and reporting obligations. The implications of the implementation of MACRA are uncertain and will depend on future regulatory activity and physician activity in the marketplace. New state-level payment and delivery system reform programs, including those modeled after such federal programs, are also increasingly being rolled out through Medicaid administrators, as well as through the private sector, which may further alter the marketplace and impact our business.

Recently, in addition to other government efforts to control health care costs, there has been increased scrutiny on drug pricing and concurrent efforts to control or reduce drug costs by Congress, the President, executive branch agencies and various states. At the state level, several states have adopted laws that require drug manufacturers (including relabelers and repackagers) to provide advance notice of certain price increases and to report information relating to those price increases, while others have taken legislative or administrative action to establish prescription drug affordability boards or multi-payer purchasing pools to reduce the cost of prescription drugs. At

the federal level, section 1927 of the Social Security Act sets forth Average Sales Price (ASP) reporting requirements for manufacturers (including repackagers and relabelers) and requires that manufacturers provide CMS with pricing information for their Part B-covered drugs no later than 30 days after the close of the previous quarter. Also at the federal level, several related bills have been introduced and regulations proposed which, if enacted or finalized, respectively, would impact drug pricing and related costs.

As a result of political, economic and regulatory influences, the health care distribution industry in the United States is under intense scrutiny and subject to fundamental changes. We cannot predict what further reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on us.

EU Directive on the pricing and reimbursement of medicinal products

EU law provides for the regulation of the pricing of medicinal products which are implemented by EU member states (Directive No. 89/105/EC of 21 December 1988 *relating to the transparency of measures regulating the pricing of medicinal products for human use and their inclusion in the scope of national health insurance systems*). Member states may, subject notably to transparency conditions and to the statement of reasons based upon objective and verifiable criteria, regulate the price charged (or its increases) for authorized medicines and their level of reimbursement, or they may freeze prices, place controls on the profitability of persons responsible for placing medicinal products on the market, and include or exclude the medicine on the list of products covered by national health insurance systems.

EU law does not expressly include provisions like those of the Sunshine Act in the United States, but a growing number of EU member states (such as France in 2011 and Italy in 2022) have enacted laws to increase the transparency of relationships in the healthcare sector. The scope of these laws varies from one member state to another and may, for example, include the relations between healthcare industry players and physicians or their associations, students preparing for medical professions or their associations, teachers, health establishments or publishers of prescription and dispensing assistance software.

Regulated Software; Electronic Health Records

The FDA has become increasingly active in addressing the regulation of computer software and digital health products intended for use in health care settings. The 21st Century Cures Act (the "Cures Act"), signed into law on December 13, 2016, among other things, amended the medical device definition to exclude certain software from FDA regulation, including clinical decision support software that meets certain criteria. On September 27, 2019, the FDA issued a guidance document describing the impact the Cures Act on existing software policies. Concurrently, FDA issued a draft guidance describing FDA's approach to clinical decision support software. On September 28, 2022, FDA issued final guidance that made several changes to the draft guidance and that provided a more restrictive interpretation of exempt clinical decision support software. Certain of our businesses involve the development and sale of software and related products to support physician and dental practice management, and it is possible that the FDA or foreign government authorities could determine that one or more of our products is a medical device, which could subject us or one or more of our businesses to substantial additional requirements with respect to these products.

In addition, our businesses that involve physician and dental practice management products, and our specialty home medical supply business, include electronic information technology systems that store and process personal health, clinical, financial and other sensitive information of individuals. These information technology systems may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack, which could require us to expend significant resources to eliminate these problems and address related security concerns and could involve claims against us by private parties and/or governmental agencies. For example, we are directly or indirectly subject to numerous and evolving federal, state, local and foreign laws and regulations that protect the privacy and security of personal information, such as the federal Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations ("HIPAA"), the Controlling the Assault of Non-Solicited Pornography and Marketing Act ("CAN-SPAM"), the Telephone Consumer Protection Act of 1991 ("TCPA"), Section 5 of the Federal Trade Commission Act ("FTC Act"), the California Privacy Act ("CCPA"), and the California Privacy Rights Act ("CPRA") that became effective on January 1, 2023. Several other states have also passed comprehensive privacy legislation, and several privacy bills have been proposed both at the federal and state level

that may result in additional legal requirements that impact our business. Laws and regulations relating to privacy and data protection are continually evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. Our businesses' failure to comply with these laws and regulations could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Also, evolving laws and regulations in this area could restrict the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products to reflect these legal requirements, which could have a material adverse effect on our operations.

Also, the European Parliament and the Council of the EU adopted the pan-European General Data Protection Regulation ("GDPR"), effective from May 25, 2018, which increased privacy rights for individuals ("Data Subjects"), including individuals who are our customers, suppliers and employees. The GDPR extended the scope of responsibilities for data controllers and data processors, and generally imposes increased requirements and potential penalties on companies, such as us, that are either established in the EU and process personal data of Data Subjects (regardless the Data Subject location), or that are not established in the EU but that offer goods or services to Data Subjects in the EU or monitor their behavior in the EU. Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues (sanction that may be public), and Data Subjects may seek damages. Member states may individually impose additional requirements and penalties regarding certain limited matters (for which the GDPR let some room of flexibility), such as employee personal data. With respect to the personal data it protects, the GDPR requires, among other things, controller accountability, consents from Data Subjects or another acceptable legal basis to process the personal data, notification within 72 hours of a personal data breach where required, data integrity and security, and fairness and transparency regarding the storage, use or other processing of the personal data. The GDPR also provides rights to Data Subjects relating notably to information, access, rectification, erasure of the personal data and the right to object to the processing.

On August 20, 2021, China promulgated the PRC Personal Information Protection Law ("PIPL"), which took effect on November 1, 2021. The PIPL imposes specific rules for processing personal information and it also specifies that the law shall also apply to personal information activities carried out outside China but for the purpose of providing products or services to PRC citizens. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations. The PIPL carries maximum penalties of CNY50 million or 5% of the annual revenue of entities that process personal data. In the United States, the CCPA, which increases the privacy protections afforded California residents, became effective January 1, 2020. The CCPA generally requires companies, such as us, to institute additional protections regarding the collection, use and disclosure of certain personal information of California residents. Compliance with the obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them. Regulations were released in August of 2020, but there remains some uncertainty about how the CCPA will be interpreted by the courts and enforced by the regulators. If we fail to comply with the CCPA or if regulators assert that we have failed to comply with the CCPA, we may be subject to certain fines or other penalties and litigation, any of which may negatively impact our reputation, require us to expend significant resources, and harm our business. Furthermore, California voters approved the CPRA on November 3, 2020, which amends and expands the CCPA, including by providing consumers with additional rights with respect to their personal information, and creating a new state agency, the California Privacy Protection Agency, to enforce the CCPA and the CPRA. The CPRA came into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022.

As noted above, other states, as well as the federal government, have increasingly considered the adoption of similarly expansive personal privacy laws, backed by significant civil penalties for non-compliance. While we believe we have substantially compliant programs and controls in place to comply with the GDPR, CCPA, PIPL, CPRA and other state law requirements, our compliance with data privacy and cybersecurity laws is likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

We also sell products and services that health care providers, such as physicians and dentists, use to store and manage patient medical or dental records. These customers, and we, are subject to laws, regulations and industry standards, such as HIPAA and the Payment Card Industry Data Security Standards, which require the protection of the privacy and security of those records, and our products may also be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable privacy and security laws. Perceived or actual security vulnerabilities in our products or services, or the perceived or actual failure by us or our customers who use our products or services to comply with applicable legal or contractual data privacy and security requirements, may not only cause us significant reputational harm, but may also lead to claims against us by our customers and/or governmental agencies and involve substantial fines, penalties and other liabilities and expenses and costs for remediation.

Various federal initiatives involve the adoption and use by health care providers of certain EHR systems and processes. The initiatives include, among others, programs that incentivize physicians and dentists, through MIPS, to use EHR technology in accordance with certain evolving requirements, including regarding quality, promoting interoperability, cost and improvement activities. Qualification for the MIPS incentive payments requires the use of EHRs that are certified as having certain capabilities designated in evolving standards adopted by CMS and the Office of the National Coordinator for Health Information Technology of HHS ("ONC"). Certain of our businesses involve the manufacture and sale of such certified EHR systems and other products linked to government supported incentive programs. In order to maintain certification of our EHR products, we must satisfy these changing governmental standards. If any of our EHR systems do not meet these standards, yet have been relied upon by health care providers to receive federal incentive payments, we may be exposed to risk, such as under federal health care fraud and abuse laws, including the False Claims Act. Additionally, effective September 1, 2023, the Office of the Inspector General ("OIG") for HHS issued a final rule implementing civil money penalties for information blocking as established by the Cures Act. OIG incorporated regulations published by ONC as the basis for enforcing information blocking penalties. Each information blocking violation carries up to a $1 million penalty.

Moreover, in order to satisfy our customers, and comply with evolving legal requirements, our products may need to incorporate increasingly complex functionality, such as with respect to reporting and information blocking. Although we believe we are positioned to accomplish this, the effort may involve increased costs, and our failure to implement product modifications, or otherwise satisfy applicable standards, could have a material adverse effect on our business.

Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to abide by these and other electronic health data transmission standards could expose us to breach of contract claims, substantial fines, penalties, and other liabilities and expenses, costs for remediation and harm to our reputation.

Additionally, as electronic medical devices are increasingly connected to each other and to other technology, the ability of these connected systems to safely and effectively exchange and use exchanged information becomes increasingly important. As a medical device manufacturer, we must manage risks including those associated with an electronic interface that is incorporated into a medical device.

There may be additional legislative or regulatory initiatives in the future impacting health care.

E-Commerce

Electronic commerce solutions have become an integral part of traditional health care supply and distribution relationships. Our distribution business is characterized by rapid technological developments and intense competition. The continuing advancement of online commerce requires us to cost-effectively adapt to changing technologies, to enhance existing services and to develop and introduce a variety of new services to address the changing demands of consumers and our customers on a timely basis, particularly in response to competitive offerings.

Through our proprietary, technologically-based suite of products, we offer customers a variety of competitive alternatives. We believe that our tradition of reliable service, our name recognition and large customer base built

on solid customer relationships, position us well to participate in this significant aspect of the distribution business. We continue to explore ways and means to improve and expand our online presence and capabilities, including our online commerce offerings and our use of various social media outlets.

International Transactions

United States and foreign import and export laws and regulations require us to abide by certain standards relating to the importation and exportation of products. We also are subject to certain laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, as well as other types of foreign requirements similar to those imposed in the United States.

While we believe that we are substantially compliant with the foregoing laws and regulations promulgated thereunder and possess all material permits and licenses required for the conduct of our business, there can be no assurance that laws and regulations that impact our business or laws and regulations as they apply to our customers' practices will not have a material adverse effect on our business.

See "Item 1A. Risk Factors." for a discussion of additional burdens, risks and regulatory developments that may affect our results of operations and financial condition.

Proprietary Rights

We hold trademarks relating to the "Henry Schein®" name and logo, as well as certain other trademarks. We intend to protect our trademarks to the fullest extent practicable.

Employees and Human Capital

Henry Schein has a long, rich history of a purpose-driven model that engages our five key stakeholders – our supplier partners, customers, our employees, who are referred to as Team Schein Members ("TSMs"), stockholders and society at large – of our Mosaic of Success to drive sustained, long-term economic success while also creating shared value for society. Through our strong values-based culture, our sustainability approach and environmental, social, and governance ("ESG") efforts integrates our sense of purpose into the way we operate our business so that we can "do well by doing good" for a healthier planet and healthier people. Overseen by the Nominating and Governance Committee of our Board of Directors ("Board") with the Compensation Committee also playing a role in ESG matters related to human capital engagement and executive compensation, some key 2023 highlights related to human capital matters include:

- continuing to evaluate our pay equity analysis for the majority of the U.S. workforce, which reviews compensation across gender and ethnic groups for equity and fairness;
- expanding our Diversity and Inclusion ("D&I") learning journey by educating TSMs on key D&I topics; and
- continuing to drive a culture of wellness and engagement for our TSMs by fostering an environment where they can feel engaged, included and psychologically safe.

At Henry Schein, our employees are our greatest asset. We employ more than 25,000 people, approximately 55% of our workforce is based in the United States and approximately 45% is based outside of the United States. Approximately 14% of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are excellent.

Our TSMs are the cornerstone of the Company. We provide a connected and caring community that invests in the career journey of our TSMs and encourages their contribution to our mission of making the world healthier. Our TSM experience strategy is centered around our Team Schein Values, or the guiding principles and shared responsibilities of Henry Schein and its TSMs. We know our business success is built on the engagement and commitment of our team, which is dedicated to meeting the needs of their fellow TSMs, our customers, supplier partners, stockholders and society.

We recognize the changes in how and where we work, and the expectations of our team members to still feel connected to our values-based culture. Throughout 2023, we rolled out a continuous listening program that used various vehicles, including The Pulse Global Culture Survey and TSM roundtables, to garner feedback from our TSMs on their employee experience. The Pulse Global Culture Survey was redesigned in 2023 to measure scores aligned to our Team Schein Values - and we received good or excellent scores in all values. The feedback showed us that TSMs overall enjoy working for the Company and intend to stay, mainly driven by our values-based culture and providing TSMs with a sense of purpose, a meaningful experience and an overall positive work environment. However, there are also areas of opportunity, which include a focus on reducing burnout and stress, and providing more opportunities for career mobility. This feedback is shared with our Executive Management Committee and Board, both of whom are committed to addressing the identified opportunities. As part of this commitment, some highlights in 2023 included:

- *__Community__: Provide opportunities for TSMs to have fun while contributing to an inclusive team that respects and supports one another.*
  - Continued focus on creating a diverse and inclusive environment where TSMs feel a sense of belonging. In 2023, Diversity and Inclusion, for the second time, was our top strength identified in The Pulse Global Culture Survey. To guide our efforts and education related to D&I, our Diversity and Inclusion Council, with engagement from our Board and Executive Management Committee, drives the Company's overall D&I strategy. To deepen our commitment to D&I across the Company, Global Directors and Vice Presidents each have a goal tied to their compensation to champion D&I and attend educational training, and in 2023 we cascaded this goal down to our U.S. Managers. We continue to expand our D&I learning journey, educating TSMs on key D&I topics. We understand the importance of ensuring our internal team reflects the diversity of our customers and society and continue to focus on this through our talent planning, compensation and recruitment processes in alignment with our corporate strategic planning objectives to achieve concrete results. We continue to publish our United States Equal Employment Opportunity Commission ("EEOC") EEO-1 data for the U.S.
  - Launched Henry Schein Games, a virtual platform with a field-day type event at various locations that brought TSMs together through friendly competition by earning points for their team by engaging in cultural-related activities and posting photos.
  - Launched Community Circles, which brought TSMs across the Company together to connect about topics, hobbies and activities that they are passionate about.
  - Hosted Connection Days throughout the globe at Henry Schein facilities, which were designed to boost team morale by bringing TSMs together to participate in fun non-work-related activities at least once per quarter.
  - Continued to expand our Employee Resource Groups ("ERGs"), an inclusive and diverse vehicle for all TSMs to share, connect, learn and develop both personally and professionally. Each of our ERGs has a sponsor from our Executive Management Committee and our Board. Our CEO engages directly in many of our ERG programs.
  - Launched an enhanced Onboarding Program that provides TSMs with strategic programming to help ensure a successful start to their careers at Henry Schein. To help ensure TSMs who are joining the Company in a remote or hybrid working environment feel connected to our values-based culture, we launched a Culture Ambassador Program, which provides new hires with a mentor for 90 days to walk through how we live our values and how they can engage.

- *__Caring:__ Build a world we want to live in by supporting each other and the communities in which we live and work.*
  - Continued to offer a variety of opportunities to volunteer for team-building and engaging in local communities in which TSMs live and work, such as through Carry the Load, the We Care Global Challenge, Back to School and Holiday Cheer.
  - Launched a new quarterly campaign to provide opportunities for TSMs to engage in meaningful ways that connect back to their own personal purpose, such as helping the community through corporate social responsibility activities virtually or in-person.
  - Enhanced our strategic partnerships with industry associations, customers and suppliers that support access to quality health care through various key programs and initiatives (e.g., Gives Kids

A Smile, Alpha Omega-Henry Schein Cares Holocaust Survivors Oral Health Program and Release the Pressure).

- Expanded our Steps for Suicide Prevention campaign, which brings TSMs together to walk for a cause and provide education.
- We also understand the importance of driving a culture of wellness for our own team members through our Mental Wellness Committee, which is supported by our CEO, Executive Management Committee and Board. In 2023, we rolled out a 'Year of Wellness' campaign that provided monthly tips, videos and educational programming to TSMs that focused on how they may be feeling that month. We also launched an education program for managers of TSMs that provided tactical examples of how to help reduce burnout amongst teams and support the new way of working.

- ***Career:*** *Provide opportunities for TSMs to develop personally and professionally with an emphasis on embodying our values to achieve our collective goals with excellence and integrity.*

  - Continued investment in our employees by providing both formal and informal learning opportunities focused on growing and enhancing knowledge, skills and abilities through a broad suite of professional development training programs for current and future roles. In 2023, we saw an increase in participation in our workshops, with TSMs reporting a high utilization of skills learned.
  - Continued expansion of our formal mentorship and coaching programs.
  - Continued roll-out of talent planning efforts designed to ensure a strong, diverse leadership pipeline across the organization by strategically identifying and developing talent through targeted development opportunities and intentional succession plans. Information derived from talent planning efforts informs curriculum design and content to help focus on the right capabilities and help ensure alignment of career development efforts with the future needs of the organization. Our Board is provided with periodic updates regarding our talent and succession planning efforts and participates in professional development activities with our TSMs.
  - Enhanced company-wide recognitions, including our Teddy Philson Team Schein Award, which was redesigned in 2023 to provide more visibility and meaningful recognition to TSMs who exemplify our Team Schein Values, as well as other programs including service awards which highlight TSMs who exemplify our Team Schein Values.

Available Information

We make available free of charge through our Internet website, www.henryschein.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, statements of beneficial ownership of securities on Forms 3, 4 and 5 and amendments to these reports and statements filed or furnished pursuant to Section 13(a) and Section 16 of the Securities Exchange Act of 1934 as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the United States Securities and Exchange Commission, or SEC. Our principal executive offices are located at 135 Duryea Road, Melville, New York 11747, and our telephone number is (631) 843-5500. Unless the context specifically requires otherwise, the terms the "Company," "Henry Schein," "we," "us" and "our" mean Henry Schein, Inc., a Delaware corporation, and its consolidated subsidiaries.

Information about our Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Position
Stanley M. Bergman	74	Chairman, Chief Executive Officer, Director
James P. Breslawski	70	Vice Chairman, President, Director
Brad Connett	65	Chief Executive Officer, North America Distribution Group
Michael S. Ettinger	62	Executive Vice President and Chief Operating Officer
Lorelei McGlynn	60	Senior Vice President, Chief Human Resources Officer
Mark E. Mlotek	68	Executive Vice President, Chief Strategic Officer, Director
Walter Siegel	64	Senior Vice President and Chief Legal Officer
Ronald N. South	62	Senior Vice President, Chief Financial Officer

Stanley M. Bergman has been our Chairman and Chief Executive Officer since 1989 and a director since 1982. Mr. Bergman held the position of President from 1989 to 2005. Mr. Bergman held the position of Executive Vice President from 1985 to 1989 and Vice President of Finance and Administration from 1980 to 1985.

James P. Breslawski has been our Vice Chairman since 2018, President since 2005 and a director since 1992. Mr. Breslawski was the Chief Executive Officer of our Henry Schein Global Dental Group from 2005 to 2018. Mr. Breslawski held the position of Executive Vice President and President of U.S. Dental from 1990 to 2005, with primary responsibility for the North American Dental Group. Between 1980 and 1990, Mr. Breslawski held various positions with us, including Chief Financial Officer, Vice President of Finance and Administration and Corporate Controller.

Brad Connett has been our Chief Executive Officer, North American Distribution Group since 2021. Previously Mr. Connett was the President of our U.S. Medical Group from 2018 to 2021. Mr. Connett joined us in 1997 and has held a number of roles of increasing responsibility at the Company. Throughout his career, he has received numerous industry honors, including the John F. Sasen Leadership Award from the Health Industry Distributors Association (HIDA), in recognition of his service to the industry, and induction into the Medical Distribution Hall of Fame by Repertoire Magazine.

Michael S. Ettinger has been our Executive Vice President and Chief Operating Officer since 2022. Prior to his current position, Mr. Ettinger served as Senior Vice President, Corporate & Legal Affairs, Chief of Staff and Secretary from 2015 to 2022, Senior Vice President, Corporate & Legal Affairs and Secretary from 2013 to 2015, Corporate Senior Vice President, General Counsel & Secretary from 2006 to 2013, Vice President, General Counsel and Secretary from 2000 to 2006, Vice President and Associate General Counsel from 1998 to 2000 and Associate General Counsel from 1994 to 1998. Before joining us, Mr. Ettinger served as a senior associate with Bower & Gardner and as a member of the Tax Department at Arthur Andersen.

Lorelei McGlynn has been our Senior Vice President, Chief Human Resources Officer since 2013. Since joining us in 1999, Ms. McGlynn has served as Vice President, Global Human Resources and Financial Operations from 2008 to 2013, Chief Financial Officer, International Group and Vice President of Global Financial Operations from 2002 to 2008 and Vice President, Finance, North America from 1999 to 2002. Prior to joining us, Ms. McGlynn served as Assistant Vice President of Finance at Adecco Corporation.

Mark E. Mlotek has been our Executive Vice President and Chief Strategic Officer since 2012. Mr. Mlotek was Senior Vice President and subsequently Executive Vice President of the Corporate Business Development Group between 2000 and 2012. Prior to that, Mr. Mlotek was Vice President, General Counsel and Secretary from 1994 to 1999 and became a director in 1995. Prior to joining us, Mr. Mlotek was a partner in the law firm of Proskauer Rose LLP, counsel to us, specializing in mergers and acquisitions, corporate reorganizations and tax law from 1989 to 1994.

Walter Siegel has been our Senior Vice President and Chief Legal Officer since 2021. Previously, Mr. Siegel was our Senior Vice President and General Counsel from 2013 until 2021. Prior to joining us, Mr. Siegel was employed with Standard Microsystems Corporation, a publicly traded global semiconductor company from 2005 to 2012, holding positions of increasing responsibility, most recently as Senior Vice President, General Counsel and Secretary.

Ronald N. South has been our Senior Vice President and Chief Financial Officer (and principal financial officer and principal accounting officer) since 2022. Prior to holding his current position, Mr. South was our Vice President Corporate Finance, and Chief Accounting Officer from 2013 until 2022. Prior to joining us in 2008 as our Vice President, Corporate Finance, Mr. South held leadership roles at Bristol-Myers Squibb, where he served as Vice President, Finance, for the Cardiovascular and Metabolic business lines, as well as Vice President, Controller, for its U.S. Pharmaceutical Division, and Vice President, Corporate General Auditor. Prior to Bristol-Myers Squibb, he served as North American Director of Corporate Audit at PepsiCo, and held several roles of increasing responsibility with PricewaterhouseCoopers LLP, where he advised clients located in the United States, Europe, and Latin America. Mr. South is a certified public accountant.

Other Executive Management

The following table sets forth certain information regarding other Executive Management:

Name	Age	Position
Andrea Albertini	53	Chief Executive Officer, International Distribution Group
Leigh Benowitz	56	Senior Vice President and Chief Global Digital Transformation Officer
Trinh Clark	50	Senior Vice President and Chief Global Customer Experience Officer
James Mullins	59	Senior Vice President, Global Supply Chain
Kelly Murphy	43	Senior Vice President and General Counsel
Christopher Pendergast	61	Senior Vice President and Chief Technology Officer
René Willi, Ph.D.	56	Chief Executive Officer, Global Oral Reconstruction Group

Andrea Albertini has been Chief Executive Officer, International Distribution Group since 2023. Mr. Albertini joined us in 2013 and has held several positions within the organization including President, International Distribution Group, President of our EMEA Dental Distribution Group, and Vice-President of International Dental Equipment. Prior to joining Henry Schein, Mr. Albertini held leadership positions at Cefla Dental Group and Castellini.

Leigh Benowitz has been our Senior Vice President and Chief Global Digital Transformation Officer since August 2022. Ms. Benowitz joined us in 2017 and has held several key positions including Vice President Digital & Customer Experience and Global eCommerce Platform Digital Transformation Officer. Prior to joining Henry Schein, Ms. Benowitz held various positions of increasing responsibility at Citi.

Trinh Clark has been our Senior Vice President and Chief Global Customer Experience Officer since August 2022. Ms. Clark joined us in 2007 and has served as Vice President, Technology Enablement, North American Distribution Group. Prior to joining Henry Schein, Ms. Clark held various positions of increasing responsibility at eSurg.

James Mullins has been our Senior Vice President of Global Supply Chain since 2018. Mr. Mullins joined us in 1988 and has held a number of key positions with increasing responsibility, including Global Chief Customer Service Officer.

Kelly Murphy has been our Senior Vice President and General Counsel since 2021. Since joining us in 2011, Ms. Murphy has held several key positions of increasing responsibility within the legal function, most recently serving as Deputy General Counsel.

Christopher Pendergast has been our Senior Vice President and Chief Technology Officer since 2018. Prior to joining us, Mr. Pendergast was employed by VSP Global from 2008 to 2018, most recently as the Chief Technology Officer and Chief Information Officer. Prior to VSP Global, Mr. Pendergast served in roles of increasing responsibility at Natural Organics, Inc., from 2006 to 2008, IdeaSphere Inc./Twinlab Corporation from 2000 to 2006, IBM Corporation from 1987 to 1994 and 1998 to 2000 and Rohm and Haas from 1994 to 1998.

René Willi, Ph.D. has been our Chief Executive Officer, Global Oral Reconstruction Group since 2021. Previously, Dr. Willi was the President of our Global Dental Surgical Group. Prior to joining Henry Schein, Dr. Willi held senior level roles with Institut Straumann AG as Executive Vice President, Surgical Business Unit from 2005 to 2013. Prior to Straumann, he held roles of increasing responsibility in Medtronic Plc's cardiovascular division from 2003 to 2005 and with McKinsey & Company as a management consultant from 2000 to 2003.

ITEM 1A. Risk Factors

Our business operations could be affected by factors that are not presently known to us or that we currently consider not to be material to our operations, so you should not consider the risks disclosed in this section to necessarily represent a complete statement of all risks and uncertainties. The Company believes that the following risks could have a material adverse impact on our business, reputation, financial results, financial condition and/or the trading price of our common stock. The order in which these factors appear does not necessarily reflect their relative importance or priority.

COMPANY RISKS

We are dependent upon third parties for the manufacture and supply of a significant volume of our products.

We obtain a significant volume of the products we distribute from third parties, with whom we generally do not have long-term contracts. While there is typically more than one source of supply, some key suppliers, in the aggregate, supply a significant portion of the products we sell. In 2023, our top 10 health care distribution suppliers and our single largest supplier accounted for approximately 25% and 4%, respectively, of our aggregate purchases. Because of our dependence upon such suppliers, our operations are subject to the suppliers' ability and willingness to supply products in the quantities that we require, and the risks include delays caused by interruption in production based on conditions outside of our control, including a supplier's failure to comply with applicable government requirements (which may result in product recalls and/or cessation of sales) or an interruption in the suppliers' manufacturing capabilities. In the event of any such interruption in supply, we would need to identify and obtain acceptable replacement sources on a timely basis. There is no guarantee that we would be able to obtain such alternative sources of supply on a timely basis, if at all, and an extended interruption in supply, particularly of a high-sales volume product, could result in a significant disruption in our sales and operations, as well as damage to our relationships with customers and our reputation. In addition, certain of our suppliers have had their ability to service certain markets restricted or negatively impacted because of allegations of forced labor in their supply chain. Forced labor legislation affecting the supply chain has increased around the world, and the United States recently passed the Uyghur Forced Labor Prevention Act. Our supply chain could be materially disrupted if our suppliers fail to comply with, or are unable to satisfy our demand for products, as a result of applicable forced labor legislation and regulations.

Our future growth (especially for our technology and value-added services segment) is dependent upon our ability to develop or acquire and maintain and protect new products and technologies that achieve market acceptance with acceptable margins.

Our future success depends on our ability to timely develop (or obtain the right to sell) competitive and innovative (particularly for our technology and value-added services segment) products and services and to market them quickly and cost-effectively. Our ability to anticipate customer needs and emerging trends and develop or acquire new products, services and technologies at competitive prices requires significant resources, including employees with the requisite skills, experience and expertise, particularly in our technology segment, including dental practice management, patient engagement and demand creation software solutions. The failure to successfully address these challenges could materially disrupt our sales and operations. Additionally, our software and e-services products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. Any such defective software may result in increased expenses related to the software and could adversely affect our relationships with customers as well as our reputation. With respect to certain software and e-services that we develop, we rely primarily upon copyright, trademark and trade secret laws, as well as contractual and common law protections and confidentiality obligations. We cannot provide assurance that such legal protections will be available, adequate or enforceable in a timely manner to protect our software or e-services products.

Risks inherent in acquisitions, dispositions and joint ventures could offset the anticipated benefits.

One of our business strategies has been to expand our domestic and international markets in part through acquisitions and joint ventures and we expect to continue to make acquisitions and enter into joint ventures in the future. Such transactions require significant management attention, may place significant demands on our operations, information systems, legal, regulatory, compliance, financial, and human resources functions, and there

is risk that one or more may not succeed. We cannot be sure, for example, that we will achieve the benefits of revenue growth that we expect from these acquisitions or joint ventures or that we will avoid unforeseen additional costs, taxes, or expenses. Our ability to successfully implement our acquisition and joint venture strategy depends upon, among other things, the following:

- the availability of suitable acquisition or joint venture candidates at acceptable prices;
- our ability to consummate such transactions, which could potentially be prohibited due to U.S. or foreign antitrust regulations;
- the liquidity of our investments and the availability of financing on acceptable terms;
- our ability to retain customers or product lines of the acquired businesses or joint ventures;
- our ability to retain, recruit and incentivize the management of the companies we acquire; and
- our ability to successfully integrate these companies' operations, services, products and personnel with our culture, management policies, legal, regulatory, and compliance policies, cybersecurity systems and policies, internal procedures, working capital management, financial, and operational controls and strategies.

Furthermore, some of our acquisitions and future acquisitions may give rise to an obligation to make contingent payments or to satisfy certain repurchase obligations, which payments could have material adverse impacts on our financial results individually or in the aggregate.

Additionally, when we decide to sell assets or a business, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. Alternatively, we may dispose of assets or a business at a price or on terms that are less than we had anticipated. Dispositions may also involve continued financial involvement in a divested business, such as through transition service agreements, indemnities or other current or contingent financial obligations. Under these arrangements, performance by the acquired or divested business, or other conditions outside our control, could affect our future financial results.

Certain provisions in our governing documents and other documents to which we are a party may discourage third parties from seeking to acquire us that might otherwise result in our stockholders receiving a premium over the market price of their shares.

The provisions of our certificate of incorporation and by-laws may make it more difficult for a third-party to acquire us, may discourage acquisition bids and may impact the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions, among other things require (i) the affirmative vote of the holders of at least 60% of the shares of common stock entitled to vote to approve a merger, consolidation, or a sale, lease, transfer or exchange of all or substantially all of our assets; and (ii) the affirmative vote of the holders of at least 66 2/3% of our common stock entitled to vote to (a) remove a director; and (b) to amend or repeal our by-laws, with certain limited exceptions. In addition, certain of our employee incentive plans provide for accelerated vesting of stock options and other awards upon termination without cause within two years following a change in control, or grant the plan committee discretion to accelerate awards upon a change of control. Further, certain agreements between us and our executive officers provide for increased severance payments and certain benefits if those executive officers are terminated without cause by us or if they terminate for good reason, in each case within two years following a change in control or within ninety days prior to the effective date of the change in control or after the first public announcement of the pendency of the change in control.

Adverse changes in supplier rebates or other purchasing incentives could negatively affect our business.

The terms on which we purchase or sell products from many suppliers may entitle us to receive a rebate or other purchasing incentive based on the attainment of certain growth goals. Suppliers may reduce or eliminate rebates or incentives offered under their programs, or increase the growth goals or other conditions we must meet to earn rebates or incentives to levels that we cannot achieve. Increased competition either from generic or equivalent branded products could result in us failing to earn rebates or incentives that are conditioned upon achievement of growth goals. Additionally, factors outside of our control, such as customer preferences, consolidation of suppliers or supply issues, can have a material impact on our ability to achieve the growth goals established by our suppliers, which may

reduce the amount of rebates or incentives we receive. The occurrence of any of these events could have an adverse impact on our business, financial condition or operating results.

Sales of corporate brand products entail additional risks, including the risk that such sales could adversely affect our relationships with suppliers.

We offer certain corporate brand products that are available exclusively from us. The sale of such products subjects us to the risks generally encountered by entities that source, market and sell corporate brand products, including but not limited to potential product liability risks, mandatory or voluntary product recalls, potential supply chain and distribution chain disruptions, and potential intellectual property infringement risks. Any failure to adequately address some or all of these risks could have an adverse effect on our business, financial condition or operating results. In addition, an increase in the sales of our corporate brand products may negatively affect our sales of products owned by our suppliers which, consequently, could adversely impact certain of our supplier relationships. Our ability to locate qualified, economically stable suppliers who satisfy our requirements, and to acquire sufficient products in a timely and effective manner, is critical to ensuring, among other things, that customer confidence is not diminished. In addition, we are exposed to the risk that our competitors or our large customers may introduce their own private label, generic, or low-cost products that compete with our products at lower price points. Such products could capture significant market share or decrease market prices overall, eroding our sales and margins. Any failure to develop sourcing relationships with a broad and deep supplier base could have an adverse effect on our business, financial condition or operating results.

INDUSTRY RISKS

Security risks generally associated with our information systems and our technology products and services have in the recent past adversely affected our business and results of operations, and could in the future materially adversely affect our business and our results of operations if such products, services, or systems (or third-party systems we rely on) are interrupted, damaged by unforeseen events, are subject to cyberattacks or fail for any extended period of time.

We rely on information systems ("IS") in our business to obtain, rapidly process, analyze, manage and store customer, product, supplier and employee data to, among other things:

- maintain and manage worldwide systems to facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers;
- receive, process and ship orders on a timely basis;
- manage the accurate billing and collections for our customers;
- process payments to suppliers;
- provide products and services that maintain certain of our customers' electronic medical or dental records (including protected health information of their patients); and
- maintain and manage global human resources, compensation and payroll systems.

In addition to health information in our customers' electronic medical and dental records, certain of our IS stores other sensitive personal and financial information, such as healthcare and other information related to our employees, as well as other sensitive information such as credit card information from our third-party business partners, that is confidential, and in many cases subject to privacy laws.

Our IS are vulnerable to, among other things, natural disasters, power losses, computer viruses, telecommunication failures, cybersecurity threats and other criminal activity. Information security risks have significantly increased in recent years in part because of an overall increase in cyber incidents, their increased sophistication, and the involvement of organized crime, hackers, terrorists and foreign state agents. The healthcare industry in particular has been targeted by threat actors seeking to undermine companies' cybersecurity defensive measures.

We have processes in place intended to ensure that our security measures keep pace with new and emerging risks. We regularly review, monitor and implement multiple layers of security through technology, processes and our people. We utilize security technologies designed to protect and maintain the integrity of our IS and data, and our

defenses are monitored and routinely tested internally and by external parties. Despite these efforts, our facilities and systems and those of our third-party service providers have been, and may in the future be, vulnerable to privacy and security incidents, cybersecurity attacks and data breaches, acts of vandalism or theft, computer viruses and other malicious code, misplaced or lost data, programming and/or human errors, attacks or other acts undermining IS of third party business partners including our customers, or other similar events that could impact the security, reliability and availability of our systems. In addition, hardware, software or applications developed internally or procured from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. As a practical matter, so long as we depend on IS to operate our business, and our business partners do the same, there can be no guaranty that such measures will successfully stop any one particular cybersecurity incident given the constantly evolving nature of the threat. We may also incur substantial costs as we update our cybersecurity defense systems and our general computer controls to meet evolving challenges, and legislative or regulatory action related to cybersecurity may increase our costs to develop or implement new technology products and services.

A cyberattack that bypasses or compromises our IS cybersecurity / or general information technology ("IT") controls (including third-party systems we rely on) causing an IS security breach may lead, and has in the past led, to a disruption of our IS business systems (including third-party systems we rely on), interruption of operations (including, without limitation, receiving, verifying, and processing customer orders, customer service, accounts payable, warehouse management and shipping, and systems tied to internal controls over financial reporting), the loss or alteration of business, financial, and other protected information, a negative impact on our financial performance, and to an adverse impact on our financial accounting and reporting controls.

A cyberattack that bypasses or compromises our IS cybersecurity / or general computer controls or those of third parties with whom we engage may also lead to claims against us by affected parties and/or governmental agencies, and involve fines and penalties, as well as substantial defense and settlement expenses. Any of these impacts may alone, or collectively, have a material impact on our business. A successful cyberattack has, and may again in the future, disrupt our business operations, adversely impact our financial accounting and reporting of results of operations, divert the attention of management, and adversely impact our results of operations.

In addition, we develop products and provide services to our customers that are technology-based, and a cyberattack that bypasses the IS supporting our products or services causing a security breach and/or perceived security vulnerabilities in our products or services could also cause significant loss of business and reputational harm, and actual or perceived vulnerabilities may lead to claims against us by our customers and/or governmental agencies. In addition, certain of our practice management products and services purchased by health care providers, such as physicians and dentists, are used to store and manage patient medical or dental records. These customers are subject to laws and regulations which require that they protect the privacy and security of those records, and our products may be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable privacy and security laws.

In addition to immaterial and unrelated prior incidents at certain of our subsidiaries, in October 2023, Henry Schein experienced a cybersecurity incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Henry Schein One, our practice management software, revenue cycle management and patient relationship management solutions business was not affected, and our manufacturing businesses were mostly unaffected. Once we became aware of the issue, we took steps to assess, contain and remediate this incident. We restored affected systems and applications, our distribution operations resumed and we reactivated our ecommerce platform. We also notified law enforcement and our employees, customers, suppliers and investors, informing them of both the incident and management's efforts to mitigate its impact on our daily operations and data maintained on the Company's systems. Subsequently, on or about November 8, 2023, we determined that the threat actor obtained personal and sensitive information maintained on our systems belonging to certain third parties and since that date we have notified affected parties and potentially affected parties as appropriate. The scope of personal and sensitive data impacted is still under investigation. On November 22, 2023, we experienced a related disruption to our ecommerce platform and related applications, which has since been remediated. The October 2023 cybersecurity incident disrupted key business operations, adversely impacted our financial results for the fourth quarter and full year 2023, diverted attention of management, and caused the Company to incur significant remediation costs. We continue to review the effects of the incident on the Company's business as we do expect some short-term residual impact on our financial results in 2024. In January

2024, two putative class actions were filed against us based on the incident and one of these actions is still pending. We are spending, and plan to expend in the future, additional resources to continue to protect against, or to address problems caused by, business interruptions, and data security breaches.

In addition, customers and suppliers may impose additional cybersecurity requirements on us as a result of the incident we experienced in October 2023, and some customers and suppliers have made such requests to date. We cannot guarantee that we will be able to satisfy such additional requirements, and failure to satisfy such requirements could result in a loss of revenue or diminished product availability that could materially affect our business adversely. We also may be perceived as a more vulnerable target of the cyber hackers as a result of the October 2023 incident. If the Company is subject to more attacks in the future as a result of the recent incident, this could materially affect our business adversely.

We maintain cyber insurance, subject to certain retentions and policy limitations. With respect to the October 2023 cybersecurity incident, we have a $60 million insurance policy, following a $5 million retention.

The health care products distribution industry is highly competitive (including, without limitation, competition from third-party online commerce sites) and consolidating, and we may not be able to compete successfully.

We compete with numerous companies, including several major manufacturers and distributors. Some of our competitors have greater financial and other resources than we do, which could allow them to compete more successfully. Most of our products are available from several sources and our customers tend to have relationships with several distributors. Competitors could obtain exclusive rights to market particular products, which we would then be unable to market. Manufacturers also could increase their efforts to sell directly to end-users and thereby eliminate or reduce our role in distribution. Industry consolidation among health care product distributors and manufacturers, price competition, product unavailability, whether due to our inability to gain access to products or to interruptions in manufacturing supply, or the emergence of new competitors, also could increase competition. Consolidation has also increased among manufacturers of health care products, which could have a material adverse effect on our margins and product availability. We could be subject to charges and financial losses in the event we fail to satisfy minimum purchase commitments contained in some of our contracts. Additionally, traditional health care supply and distribution relationships are being challenged by electronic online commerce solutions. The continued advancement of online commerce by third parties will require us to cost-effectively adapt to changing technologies, to enhance existing services and to differentiate our business (including with additional value-added services) to address changing demands of consumers and our customers on a timely basis. The emergence of such potential competition and our inability to anticipate and effectively respond to changes on a timely basis could have a material adverse effect on our business.

The health care industry is experiencing changes due to political, economic and regulatory influences that could materially adversely affect our business.

The health care industry is highly regulated and subject to changing political, economic, and regulatory influences. In recent years, the health care industry has undergone, and is in the process of undergoing, significant changes driven by various efforts to reduce costs, including, among other factors: trends toward managed care; collective purchasing arrangements and consolidation among office-based health care practitioners; and changes in reimbursements to customers, including increased attention to value-based payment arrangements, as well as growing enforcement activities (and related monetary recoveries) by governmental officials. Both our profitability and the profitability of our customers may be materially adversely affected by laws and regulations reducing reimbursement rates for pharmaceuticals, medical supplies and devices, and/or medical treatments or services, or changes to the methodology by which reimbursement levels are determined. If we are unable to react effectively to these and other changes in the health care industry, our business could be materially adversely affected. The ACA greatly expanded health insurance coverage in the United States and has been the target of litigation and Congressional reform efforts since its adoption. Any outcome of future court cases that change the ACA, in addition to future legislation, regulation, guidance and/or Executive Orders that do the same, could have a significant impact on the U.S. healthcare industry and the ability or willingness of individuals to engage with it.

Expansion of GPOs, DSOs or provider networks and the multi-tiered costing structure may place us at a competitive disadvantage.

The health care products industry is subject to a multi-tiered costing structure, which can vary by manufacturer and/or product. Under this structure, certain institutions can obtain more favorable prices for health care products than we are able to obtain. The multi-tiered costing structure continues to expand as many large integrated health care providers and others with significant purchasing power, such as GPOs and DSOs, demand more favorable pricing terms. Additionally, the formation of provider networks, GPOs and DSOs may shift purchasing decisions to entities or persons with whom we do not have a historical relationship and may threaten our ability to compete effectively, which could in turn negatively impact our financial results. In addition, such organizations may establish direct relationships with manufacturers, thereby either eliminating or reducing the services historically provided by distributors. Although we are seeking to obtain similar terms from manufacturers to access lower prices demanded by GPO and DSO contracts or other contracts, and to develop relationships with existing and emerging provider networks, GPOs and DSOs, we cannot guarantee that such terms will be obtained or contracts executed.

Increases in shipping costs or service issues with our third-party shippers could harm our business.

Our ability to meet our customers' expedited delivery expectations is an integral component of our business strategy for which our customers rely. Shipping is a significant expense in the operation of our business. We ship almost all of our orders through third-party delivery services, and typically bear the cost of shipment. Accordingly, any significant increase in shipping rates could have a material adverse effect on our business, financial condition or operating results. While we have recently experienced increases in the cost of shipping, we do not expect these additional expenses to be material to our results. However, it is possible that such costs could be material in the future. Similarly, strikes or other service interruptions by those shippers, including at transportation centers or shipping ports, could cause our operating expenses to rise and materially adversely affect our ability to deliver products on a timely basis.

MACRO-ECONOMIC AND POLITICAL RISKS

Uncertain global and domestic macro-economic and political conditions could materially adversely affect our results of operations and financial condition.

Uncertain global and domestic macro-economic and political conditions that affect the economy and the economic outlook of the United States, Europe, Asia, and other parts of the world could materially adversely affect our results of operations and financial condition. These uncertainties, include, among other things:

- election results;
- changes to laws and policies governing foreign trade, tariffs and sanctions, or greater restrictions on imports and exports;
- supply chain disruptions;
- changes in laws and policies governing health care or data privacy;
- changes to the relationship between the United States and China;
- sovereign debt levels;
- the inability of political institutions to effectively resolve actual or perceived economic, currency or budgetary crises or issues;
- consumer confidence;
- unemployment levels (and a corresponding increase in the uninsured and underinsured population);
- changes in regulatory and tax regulations;
- interest rate fluctuations, and strengthening of the dollar, which have and will continue to impact our results of operations;
- availability of capital;
- increases in fuel and energy costs;
- the effect of inflation on our ability to procure products and our ability to increase prices over time and pass through to our customers price increases we may receive;

- changes in tax rates and the availability of certain tax deductions;
- increases in labor costs or health care costs;
- the threat or outbreak of war, terrorism or public unrest (including, without limitation, the war in Ukraine, the Israel-Gaza war and other unrest and threats in the Middle East, and the possibility of a wider European or global conflict); and
- changes in laws and policies governing manufacturing, development, and investment in territories and countries where we do business.

Additionally, changes in government, government debt and/or budget crises may lead to reductions in government spending in certain countries, which could reduce overall health care spending, and/or higher income or corporate taxes, which could depress spending overall. Recessionary or inflationary conditions and depressed levels of consumer and commercial spending may also cause customers to reduce, modify, delay, or cancel plans to purchase our products and may cause suppliers to reduce their output or change their terms of sale. We have experienced inflationary pressures, including higher freight costs and interest expense. Although inflation impacts both our revenues and costs, the depth and breadth of our product portfolio often allows us to offer lower-cost national brand solutions or corporate brand alternatives to our more price-sensitive customers who are unable to absorb price increases, thus positioning us to protect our gross profit. The strengthening of the dollar, likewise, has impacted our revenues and costs, but neither inflation nor exchange rates have materially impacted our results of operations in fiscal year 2023. We generally sell products to customers with payment terms. If customers' cash flow or operating and financial performance deteriorate, or if they are unable to make scheduled payments or obtain credit, they may not be able to, or may delay, payment to us. Likewise, for similar reasons suppliers may restrict credit or impose different payment terms.

REGULATORY AND LITIGATION RISKS

Failure to comply with existing and future regulatory requirements could materially adversely affect our business.

We strive to be compliant with the applicable laws, regulations and guidance described below in all material respects, and believe we have effective compliance programs and other controls in place to ensure substantial compliance. However, compliance is not guaranteed either now or in the future as certain laws, regulations and guidance may be subject to varying and evolving interpretations that could affect our ability to comply, as well as, future changes, additions and enforcement approaches, including in light of political changes. When we discover situations of non-compliance we seek to remedy them and bring the affected area back into compliance. Changes with respect to the applicable laws, regulations and guidance described below may require us to update or revise our operations, services, marketing practices, and compliance programs and controls, and may impose additional and unforeseen costs on us, pose new or previously immaterial risks to us, or may otherwise have a material adverse effect on our business. There can be no assurance that current and future government regulations will not adversely affect our business, and we cannot predict new regulatory priorities, the form, content or timing of regulatory actions, and their impact on the health care industry and on our business and operations.

Global efforts toward healthcare cost containment continue to exert pressure on product pricing. In the United States, in addition to other government efforts to control health care costs, there has been increased scrutiny on drug pricing and concurrent efforts to control or reduce drug costs by Congress, the President, executive branch agencies and various states. We and our subsidiaries may be required to report drug pricing data under federal laws and regulations. At the state level, several states have adopted laws, that may apply to some of our operations, that require drug manufacturers, including re-packagers or re-labelers, to provide advance notice of certain price increases and to report information relating to those price increases, while others have taken legislative or administrative action to establish prescription drug affordability boards or multi-payer purchasing pools to reduce the cost of prescription drugs. At the federal level, several related bills have been introduced and regulations proposed which, if enacted or finalized, respectively, would impact drug pricing and related costs.

Under the Sunshine Act, we are required to collect and report detailed information regarding certain financial relationships we have with covered recipients, including physicians, dentists, teaching hospitals, and certain other non-physician practitioners. We and our subsidiaries may be required to report information under certain state

transparency laws that address circumstances not covered by the Sunshine Act, and some of these state laws, as well as the federal law, can be unclear. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers. While we believe we have substantially compliant programs and controls in place satisfying the above laws and requirements, such compliance imposes additional costs on us and the requirements are sometimes unclear. In the United States, government actions to seek to increase health-related price transparency may also affect our business.

Our business is subject to additional requirements under various local, state, federal and international laws and regulations applicable to the sale and distribution of, and third-party payment for, pharmaceuticals and medical devices and HCT/P products. Among the federal laws with which we must comply are the Controlled Substances Act, the FDC Act, the Federal Drug Quality and Security Act, including DSCSA, Section 361 of the Public Health Services Act and Section 401 of the Consolidated Appropriations Act of the Social Security Act. Among other things, such laws, and the regulations promulgated thereunder:

- regulate the introduction, manufacture, advertising, marketing and promotion, sampling, pricing and reimbursement, labeling, packaging, storage, handling, returning or recalling, reporting, and distribution of, and record keeping for drugs, HCT/P products and medical devices, including requirements with respect to unique medical device identifiers;
- subject us to inspection by the FDA and DEA and similar state authorities;
- regulate the storage, transportation and disposal of certain of our products that are considered hazardous materials;
- require us to advertise and promote our drugs and devices in accordance with applicable FDA requirements;
- require us to report average sales price (ASP) for drugs or biologicals payable under Medicare Part B to CMS with or without a Medicaid drug rebate agreement;
- require registration with the FDA and the DEA and various state agencies;
- require record keeping and documentation of transactions involving drug products;
- require us to design and operate a system to identify and report suspicious orders of controlled substances to the DEA and certain states;
- require us to manage returns of products that have been recalled and subject us to inspection of our recall procedures and activities;
- impose on us reporting requirements if a pharmaceutical, HCT/P product or medical device causes serious illness, injury or death;
- require manufacturers, wholesalers, re-packagers and dispensers of prescription drugs to identify and trace certain prescription drugs as they are distributed;
- require the licensing of prescription drug wholesalers and third-party logistics providers; and
- mandate compliance with standards for the recordkeeping, storage and handling of prescription drugs, and associated reporting requirements.

The FDA has become increasingly active in addressing the regulation of computer software and digital health products intended for use in health care settings. The Cures Act, signed into law on December 13, 2016, among other things, amended the medical device definition to exclude certain software from FDA regulation, including certain clinical decision support software. On September 27, 2019, the FDA issued a suite of guidance documents on digital health products, which incorporated applicable Cures Act standards, and on September 28, 2022, the FDA subsequently finalized certain of these guidance documents, including regarding the types of clinical decision support tools and other software that are exempt from regulation by the FDA as medical devices, and the FDA continues to issue new guidance in this area. Certain of our businesses involve the development and sale of software and related products to support physician and dental practice management, and it is possible that the FDA or foreign government authorities could determine that one or more of our products is subject to regulation as a medical device, which could subject us or one or more of our businesses to substantial additional requirements, costs and potential enforcement actions or liabilities for noncompliance with respect to these products. Some of our imaging software is regulated as a medical device which subjects our businesses to substantial additional requirements, costs and potential enforcement actions or liabilities for noncompliance with respect to these products.

Applicable federal, state, local, and foreign laws and regulations also may require us to meet various standards relating to, among other things, licensure or registration, program eligibility, procurement, third-party reimbursement, sales and marketing practices, product integrity, and supply tracking to product manufacturers, product labeling, personnel, privacy and security of health or other personal information, installation, maintenance and repair of equipment and the importation and exportation of products. The FDA and DEA, as well as CMS (including with respect to complex Medicare reimbursement requirements applicable to our specialty home medical supplies business) and state Medicaid agencies, have recently increased their regulatory and enforcement activities and, in particular, the DEA has heightened enforcement activities due to the opioid crisis in the United States. Our business is also subject to requirements of similar and other foreign governmental laws and regulations affecting our operations abroad.

The failure to comply with any of these laws or regulations, or new interpretations of existing laws and regulations, or the imposition of any additional laws and regulations, could materially adversely affect our business. The costs to us associated with complying with the various applicable statutes and regulations, as they now exist and as they may be modified, could be material. Allegations by a governmental body that we have not complied with these laws could have a material adverse effect on our businesses. While we believe that we are substantially compliant with applicable laws and regulations, and believe we have adequate compliance programs and controls in place to ensure substantial compliance, if it is determined that we have not complied with these laws, we are potentially subject to warning letters, substantial civil and criminal penalties, mandatory recall of product, seizure of product and injunction, consent decrees and suspension or limitation of payments to us, product sale and distribution. If we enter into settlement agreements to resolve allegations of non-compliance, we could be required to make settlement payments or be subject to civil and criminal penalties, including fines and the loss of licenses. Non-compliance with government requirements could also adversely affect our ability to participate in important federal and state government health care programs, such as Medicare and Medicaid, and damage our reputation.

The EU Medical Device Regulation ("MDR") may adversely affect our business.

The EU MDR, applicable since May 26, 2021, significantly modifies and intensifies the regulatory compliance requirements for the medical device industry as a whole. Among other things, the EU MDR:

- strengthens the rules on placing devices on the market and reinforces surveillance once they are available;
- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
- improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
- sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU;
- strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market; and
- identifies importers and distributors and medical device products through registration in a database (EUDAMED not due, for the time being, until the end of 2027 at the earliest, as mentioned above).

In particular, the EU MDR imposes strict requirements for the confirmation that a product meets the regulatory requirements, including regarding a product's clinical evaluation and a company's quality systems, and for the distribution, marketing and sale of medical devices, including post-market surveillance. As mentioned above, pursuant to Regulation 2023/607 and subject to certain conditions, medical devices that (i) obtained a certificate under the EU Medical Device Directive from May 25, 2017, (ii) which was still valid on May 26, 2021, and (iii) has not been subsequently withdrawn may, for the moment, continue to be placed on the market or put into service until December 31, 2027 for higher risk devices or December 31, 2028 for medium and lower risk devices. Nevertheless, EU MDR requirements regarding the distribution, marketing and sale including quality systems and post-market surveillance have to be observed by manufacturers, importers and distributors as of the application date (i.e., May 26, 2021). The modifications created by the EU MDR may have an impact on the way we design and manufacture products and the way we conduct our business in the EEA.

If we fail to comply with laws and regulations relating to health care fraud or other laws and regulations, we could suffer penalties or be required to make significant changes to our operations, which could materially adversely affect our business.

Certain of our businesses are subject to federal and state (and similar foreign) health care fraud and abuse, referral and reimbursement laws and regulations with respect to their operations. Some of these laws, referred to as "false claims laws," prohibit the submission or causing the submission of false or fraudulent claims for reimbursement to federal, state, and other health care payers and programs. Other laws, referred to as "anti-kickback laws," prohibit soliciting, offering, receiving or paying remuneration in order to induce or reward the referral of a patient or ordering, purchasing, leasing or arranging for, or recommending ordering, purchasing or leasing of, items or services that are paid for by federal, state and other health care payers and programs. Certain additional state and federal laws, such as the federal Physician Self-Referral Law, commonly known as the "Stark Law," prohibit physicians and other health care professionals from referring a patient to an entity with which the physician (or family member) has a financial relationship, for the furnishing of certain designated health services (for example, durable medical equipment and medical supplies), unless an exception applies. Violations of Anti-Kickback statutes or the Stark Law may be enforced as violations of the federal False Claims Act.

The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, and significant enforcement activity has been the result of "relators" who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries. Penalties under fraud and abuse laws may be severe, including treble damages and substantial civil penalties under the federal False Claims Act, as well as potential loss of licenses and the ability to participate in federal and state health care programs, criminal penalties, or imposition of a corporate compliance monitor, which could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, and these state laws have their own penalties which may be in addition to federal False Claims Act penalties, as well as other fraud and abuse laws.

With respect to measures of this type, the United States government (among others) has expressed concerns about financial relationships between suppliers on the one hand and physicians, dentists, and other health care providers, on the other. As a result, we regularly review and revise our marketing practices as necessary to facilitate compliance.

Our aspirations, goals and disclosures related to environmental, social and governance matters and the focus on regulators and private litigants among other things on related claims made by companies and funds expose us to numerous risks, including reputational, financial, legal and other risks, that could have an adverse impact on us, including on our stock price. California has adopted stringent new climate disclosure requirements, as has the EU, and the SEC appears about to adopt expansive new disclosure requirements on climate change.

In the EU, the Directive No. 2019/1937 of October 23, 2019, *on the protection of persons who report breaches of Union law,* organizes the legal protection of whistleblowers. This Directive covers whistleblowers reporting breaches of certain EU laws, in particular as regards public health, the above-mentioned Directive No. 2001/83, Regulation No. 726/2004 or, as regards data protection, the GDPR. The Directive protects a wide range of people and includes former employees. All private companies with 50 or more employees are required to create effective internal reporting channels. All EU Member States other than Poland and Estonia have now implemented the Directive.

We also are subject to the requirements of the new Directive No. 2022/2464 on corporate sustainability reporting ("CSR Directive") adopted on December 14, 2022 and which has to be implemented by EU members states by July 6, 2024, at the latest. By amending Directives No. 2004/109, No. 2006/43, No. 2013/34 and Regulation No. 537/2014, the CSR Directive strengthens the existing rules on non-financial reporting by setting new requirements for large companies to publish sustainability-related information and, in particular, disclose details about their risks and impacts on environmental matters.

We also are subject to certain United States and foreign laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity globally in recent years. Our businesses are generally subject to numerous other laws and regulations that could impact our financial results, including, without limitation, securities, antitrust, consumer protection, and marketing laws and regulations.

In the EU, both active and passive bribery are criminalized. The EU Council Framework Decision 2003/568/JHA of 22 July 2003 *on combating corruption in the private sector* establishes more detailed rules on the liability of legal persons and deterrent sanctions. However, the liability of legal persons is regulated at a national level.

Failure to comply with fraud and abuse laws and regulations, and other laws and regulations, could result in significant civil and criminal penalties and costs, including the loss of licenses and the ability to participate in federal and state health care programs, and could have a material adverse effect on our business. We may determine to enter into settlements, make payments, agree to consent decrees or enter into other arrangements to resolve such matters. Intentional or unintentional failure to comply with settlement agreements or consent decrees could materially adversely affect our business.

While we believe that we are substantially compliant with applicable fraud and abuse and other laws and regulations, and believe we have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

If we fail to comply with laws and regulations relating to the collection, storage and processing of sensitive personal information or standards in electronic health records or transmissions, we could be required to make significant changes to our products, or incur substantial fines, penalties, or other liabilities.

Our businesses that involve physician and dental practice management products, and our specialty home medical supply businesses, include electronic information technology systems that store and process personal health, clinical, financial, and other sensitive information of individuals. These information technology systems may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack, which could require us to expend significant resources to eliminate these problems and address related security concerns, and could involve claims against us by private parties and/or governmental agencies.

We are directly or indirectly subject to numerous and evolving federal, state, local and foreign laws and regulations that protect the privacy and security of personal information, such as HIPAA, CAN-SPAM, TCPA, Section 5 of the FTC Act, the CCPA, and the CPRA that became effective on January 1, 2023. Laws and regulations relating to privacy and data protection are continually evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. Our businesses' failure to comply with these laws and regulations could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Also, evolving laws and regulations in this area could restrict the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products to reflect these legal requirements, which could have a material adverse effect on our operations.

In addition, the European Parliament and the Council of the EU adopted the GDPR effective from May 25, 2018, which increased privacy rights for Data Subjects, including individuals who are our customers, suppliers and employees. The GDPR extended the scope of responsibilities for data controllers and data processors, and generally imposes increased requirements and potential penalties on companies, such as us, that are either established in the EU and process personal data of Data Subjects (regardless the Data Subject location), or that are not established in the EU but that offer goods or services to Data Subjects in the EU or monitor their behavior in the EU. Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues (sanction that may be public), and Data Subjects may seek damages. Member states may individually impose additional requirements and penalties regarding certain limited matters (for which the GDPR left some

room of flexibility), such as employee personal data. With respect to the personal data it protects, the GDPR requires, among other things, controller accountability, consents from Data Subjects or another acceptable legal basis to process the personal data, notification within 72 hours of a personal data breach where required, data integrity and security, and fairness and transparency regarding the storage, use or other processing of the personal data. The GDPR also provides rights to Data Subjects relating notably to information, access, rectification, erasure of the personal data and the right to object to the processing.

On August 20, 2021, China promulgated the PIPL, which took effect on November 1, 2021. The PIPL imposes specific rules for processing personal information and it also specifies that the law shall also apply to personal information activities carried out outside China but for the purpose of providing products or services to PRC citizens. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations. The PIPL carries maximum penalties of CNY50 million or 5% of the annual revenue of entities that process personal data.

In the United States, the CCPA, which increases the privacy protections afforded California residents, became effective January 1, 2020. The CCPA generally requires companies, such as us, to institute additional protections regarding the collection, use and disclosure of certain personal information of California residents. Compliance with the obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them. Regulations were released in August of 2020, but there remains some uncertainty about how the CCPA will be interpreted by the courts and enforced by the regulators. If we fail to comply with the CCPA or if regulators assert that we have failed to comply with the CCPA, we may be subject to certain fines or other penalties and litigation, any of which may negatively impact our reputation, require us to expend significant resources, and harm our business. Furthermore, California voters approved the CPRA on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal information, and creating a new state agency to enforce CCPA and CPRA. The CPRA came into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022.

Other states, as well as the federal government, have increasingly considered the adoption of similarly expansive personal privacy laws, backed by significant civil penalties for non-compliance. While we believe we have substantially compliant programs and controls in place to comply with the GDPR, CCPA, PIPL and CPRA requirements, our compliance with data privacy and cybersecurity laws is likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

We also sell products and services that health care providers, such as physicians and dentists, use to store and manage patient medical or dental records. These customers and we are subject to laws, regulations and industry standards, such as HIPAA and the Payment Card Industry Data Security Standards, which require the protection of the privacy and security of those records. Our products or services may be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable data privacy and security laws and contractual requirements. Perceived or actual security vulnerabilities in our products or services, or the perceived or actual failure by us or our customers who use our products or services to comply with applicable legal or contractual data privacy and security requirements, may not only cause us significant reputational harm, but may also lead to claims against us by our customers and/or governmental agencies and involve substantial fines, penalties and other liabilities and expenses and costs for remediation. Additionally, under the GDPR, health data belong to the category of "sensitive data" and benefit from specific protection. Processing of such data is generally prohibited, except for specific exceptions.

Certain of our businesses involve the manufacture and sale of electronic health record (EHR) systems and other products linked to government supported incentive programs, where the EHR systems must be certified as having certain capabilities designated in evolving standards, such as those adopted by CMS and ONC. In order to maintain certification of our EHR products, we must satisfy the changing governmental standards. If any other EHR systems do not meet these standards, yet have been relied upon by health care providers to receive federal incentive payments, we may be exposed to risk, such as under federal health care fraud and abuse laws, including the False Claims Act. Additionally, effective September 1, 2023, the OIG for HHS issued a final rule implementing civil money penalties for information blocking as established by the Cures Act. OIG incorporated regulations published

by ONC as the basis for enforcing information blocking penalties. Each information blocking violation carries a $1 million penalty. While we believe we are substantially in compliance with such certifications and with applicable fraud and abuse laws and regulations and that we have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or resulting changes in our compliance programs and controls, could have a material adverse effect on our business.

Moreover, in order to satisfy our customers and comply with evolving legal requirements, our products may need to incorporate increasingly complex functionality, such as with respect to reporting and information blocking. Although we believe we are positioned to accomplish this, the effort may involve increased costs, and our failure to implement product modifications, or otherwise satisfy applicable standards, could have a material adverse effect on our business.

Additionally, as electronic medical devices are increasingly connected to each other and to other technology, the ability of these connected systems to safely and effectively exchange and use exchanged information becomes increasingly important. As a medical device manufacturer, we must manage risks including those associated with an electronic interface that is incorporated into a medical device.

Tax legislation could materially adversely affect our financial results and tax liabilities.

We are subject to the tax laws and regulations of the United States federal, state, and local governments, as well as foreign jurisdictions. From time to time, various legislative initiatives may be proposed that could materially adversely affect our tax positions. There can be no assurance that our effective tax rate will not be materially adversely affected by legislation resulting from these initiatives. In addition, tax laws and regulations are extremely complex and subject to varying interpretations. Although we believe that our historical tax positions are sound and consistent with applicable laws, regulations and existing precedent, there can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

We face inherent risk of exposure to product liability, intellectual property infringement and other claims in the event that the use of the products we sell results in injury.

Our business involves a risk of product liability, intellectual property infringement and other claims in the ordinary course of business, and from time to time we are named as a defendant in cases as a result of our distribution of products. Additionally, we own interests in companies that manufacture certain dental and medical products. As a result, we could be subject to the potential risk of product liability, intellectual property infringement or other claims relating to the manufacture and distribution of products by those entities. In addition, as our corporate brand business continues to grow, purchasers of such products may increasingly seek recourse directly from us, rather than the ultimate product manufacturer, for product-related claims. Another potential risk we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain. In addition, some of the products that we transport and sell are considered hazardous materials. The improper handling of such materials or accidents involving the transportation of such materials could subject us to liability or at least legal action that could harm our reputation.

Customs policies or legislative import restrictions could hinder the Company's ability to import goods necessary to our operations on a timely basis and result in government enforcement actions and/or sanctions.

Government-imposed import policies and legislation regulating the import of goods and prohibiting the use of forced labor or human trafficking could result in delays or the inability to import goods in a timely manner that are necessary to our operations, and such policies or legislation could also result in financial penalties, other sanctions, government enforcement actions and reputational harm. While the Company has policies against and seeks to avoid the import of goods that are manufactured in whole or in part by forced labor or through human trafficking, as a result of legislative and governmental policy initiatives, we may be subject to increasing potential delays, added costs, supply chain disruption and other restrictions.

GENERAL RISKS

Our business operations, results of operations, cash flows, financial condition and liquidity may be negatively impacted by the effects of disease outbreaks, epidemics, pandemics, or similar wide-spread public health concerns and other natural or man-made disasters, such as terrorism, civil unrest, fire, and extreme weather.

Our business operations, results of operations, cash flows, financial condition and liquidity may be negatively impacted by the effects of disease outbreaks, epidemics, pandemics, similar wide-spread public health concerns and other natural or man-made disasters, such as terrorism, civil unrest, fire, and extreme weather ("disasters"). For example, as a global healthcare solutions company, the COVID-19 pandemic and the governmental responses to it had, and may again have, a material adverse effect on our business, results of operations and cash flows and may result in a material adverse effect on our financial condition and liquidity. The impacts and potential impacts from the COVID-19 pandemic included, and could include as a result of other disasters, the following, among other impacts:

- significant volatility in supply, demand and selling prices for personal protective equipment (PPE), test kits and related products;
- reduction in peoples' ability and willingness to be in public;
- reduction in peoples' ability and willingness to seek elective care;
- interrupted operations of industries that use or manufacture the products we distribute;
- impact of adapted business practices;
- significant changes in political conditions;
- volatility in the financial market; and
- unavailability or impairment of our manufacturing, distribution, or other facilities, or firmwide systems such as our information systems.

The impact from disasters may also exacerbate other risks discussed herein, any of which could have a material adverse effect on us.

Our global operations are subject to inherent risks that could materially adversely affect our business.

Our global operations are subject to risks that could materially adversely affect our business. The risks that our global operations are subject to include, among other things:

- difficulties and costs relating to staffing and managing foreign operations;
- difficulties and delays inherent in sourcing products, establishing channels of distribution and contract manufacturing in foreign markets;
- fluctuations in the value of foreign currencies;
- uncertainties relating to trade agreements and international trade relationships;
- longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;
- repatriation of cash from our foreign operations to the United States;
- regulatory requirements, including, without limitation, anti-bribery, anti-corruption and laws pertaining to the accuracy of our internal books and records;
- litigation risks, new or unanticipated litigation developments and the status of litigation matters;
- unexpected difficulties in importing or exporting our products and import/export tariffs, quotas, sanctions or penalties;
- limitations on our ability under local laws to protect our intellectual property;
- unexpected regulatory, legal, economic and political changes in foreign markets;
- changes in tax regulations that influence purchases of capital equipment;
- civil disturbances, geopolitical turmoil, including terrorism, war or political or military coups; and
- risks associated with climate change, including physical risks such as impacts from extreme weather events and other potential physical consequences, regulatory and technological requirements, market developments, stakeholder expectations and reputational risk.

Our future success is substantially dependent upon our senior management, and our revenues and profitability depend on our relationships with capable sales representatives, service technicians, and other personnel who interact directly with our customers, as well as customers, suppliers and manufacturers of the products that we distribute.

Our future success is substantially dependent upon the efforts and abilities of members of our existing senior management, particularly Stanley M. Bergman, Chairman and Chief Executive Officer. In November 2022, Mr. Bergman's employment agreement was extended through December 31, 2025. Although the Company has an internal succession plan for its senior leadership team, including Mr. Bergman, the loss of the services of Mr. Bergman could have a material adverse effect on our business. We do not currently have "key man" life insurance policies on any of our employees. Competition for senior management is intense, burnout and turn-over rates are increasing workplace concerns, and we may not be successful in attracting and retaining key personnel. Additionally, our future revenues and profitability depend on our ability to maintain satisfactory relationships with qualified sales representatives, service technicians, and other personnel who interact directly with our customers, as well as customers, suppliers, and manufacturers. If we fail to maintain our existing relationships with such persons or fail to acquire relationships with such key persons in the future, our business may be materially adversely affected.

Disruptions in the financial markets may materially adversely affect the availability and cost of credit to us.

Our ability to make scheduled payments or refinance our obligations with respect to indebtedness will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control. Disruptions in the financial markets may materially adversely affect the availability and cost of credit to us.

Item 1B. Unresolved Staff Comments

We have no unresolved comments from the staff of the SEC that were issued 180 days or more preceding the end of our 2023 fiscal year.

Item 1C. Cybersecurity

We rely on information systems in our business to obtain, rapidly process, analyze, manage and store customer, product, supplier and employee data to, among other things: maintain and manage multiple information systems worldwide to facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers; receive, process and ship orders on a timely basis; manage the accurate billing and collections for thousands of customers; process payments to suppliers and vendors; provide products and services that maintain certain of our customers' electronic medical or dental records (including protected health information of their patients) and maintain and manage global human resources, compensation and payroll systems. For these purposes, we define "information systems" in a manner consistent with the definition contained in the new rules recently adopted by the SEC to mean "electronic information resources, owned or used by the registrant, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of the registrant's information to maintain or support the registrant's operations."

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk mitigation strategy intended to protect our information systems. Our cybersecurity risk mitigation strategy is designed so that the Company's cybersecurity program is aligned with generally accepted cybersecurity standards and frameworks, in particular the NIST Cybersecurity Framework, or "NIST CSF," and our Company is externally audited, or certified, with ISO27001 partial scope.

We maintain an Office of Cybersecurity ("OCS"), led by our Chief Information Security Officer ("CISO"), which oversees the operations of our cyber risk mitigation strategy. The OCS is a cross-functional, enterprise-wide management team, which continuously evaluates our global cybersecurity program's effectiveness and is focused on maintaining and protecting our information systems. In overseeing the operations of our cyber risk mitigation

strategy, the OCS partners with our Global Technology Solutions team, which is led by our Chief Technology Officer ("CTO") and is comprised of over one hundred professionals that support our information systems and operations. Our cyber risk mitigation strategy includes monitoring for and addressing risks that materialize within the Company's information systems, as well as at our third-party vendors, suppliers and other third-party business partners.

Our CISO reports to our CTO. Our CTO, who also serves as Senior Vice President, has more than 30 years of experience leading large-scale global IT organizations and received a Bachelor of Business Administration in Business Computer Information Systems and a Master of Business Administration from Hofstra University. See also Item 1. Business, Other Executive Management. Our Vice President, Global CISO, who also serves as Vice President and Head of the Office of Cyber Security, is a National Security Agency Certified Information Systems Securities Engineer, has nearly 30 years of experience leading global cybersecurity programs, and received a BS, Electrical Engineering and Computer Science from Lafayette College, and a Master of Science, Business, Information Technology Management from Johns Hopkins University. The cybersecurity risk mitigation strategy is also overseen by senior managers who are members of our Executive Steering Committee, comprised of the Company's most senior technology, legal and internal auditing officers. Our CEO is regularly briefed on issues, incidents, and developments, and our Board oversees our risk mitigation strategy principally through its Audit Committee and Regulatory, Compliance and Cybersecurity Committee, as described in more detail below.

Our cybersecurity risk management program includes, among other elements:

- risk assessments designed to help identify material cybersecurity risks to our information systems;
- a security team principally responsible for managing our (i) cybersecurity risk assessment processes, and (ii) defining cybersecurity control standards;
- the use of expert external service providers to assess, test or otherwise assist with aspects of our cybersecurity controls, and to respond to specific cybersecurity threats;
- the review and assessment of past cybersecurity incidents with a view to learning from those events to further strengthen our cyber risk mitigation strategy;
- a written cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a Global Information Security Policy, together with more detailed information security policies, procedures, standards, and guidelines.

In addition, all employees with systems access are required to participate in mandatory annual cybersecurity and anti-phishing courses, along with compliance programs. Our employees who perform financial gatekeeper roles also receive additional mandatory annual data security training specific to spoofing, phishing and similar data security threats. Per written Company policies, employees are also required to safeguard confidential information.

Our cybersecurity risk strategy is integrated into our overall enterprise risk management program, and our cybersecurity team is supported by and connected with the enterprise risk management team.

Prior Cybersecurity Incidents

In addition to immaterial and unrelated prior incidents at certain of our subsidiaries, in October 2023 Henry Schein experienced a cybersecurity incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Henry Schein One, our practice management software, revenue cycle management and patient relationship management solutions business, was not affected, and our manufacturing businesses were mostly unaffected. Once we became aware of the issue, we took steps to assess, contain and remediate this incident. We restored affected systems and applications, our distribution operations resumed and we reactivated our ecommerce platform. We also notified law enforcement and our employees, customers, suppliers and investors, informing them of both the incident and management's efforts to mitigate its impact on our daily operations and data maintained on the Company's systems. Subsequently, on or about November 8, 2023, we determined that the threat actor obtained personal and sensitive information maintained on our systems belonging to certain third parties and since that date we have notified affected and potentially affected parties as appropriate.

The scope of personal and sensitive data impacted is still under investigation. On November 22, 2023, we experienced a related disruption to our ecommerce platform and related applications, which has since been remediated. As described in "Management's Discussion & Analysis – 2023 Compared to 2022, the incident adversely impacted our financial results for the fourth quarter and full year 2023. We also expect some short-term residual impact on our financial results in 2024.

It is part of the mission of our cybersecurity risk mitigation strategy to constantly evolve our cybersecurity defenses to adapt to evolving risks, and to learn from prior incidents, and we have evaluated and continue to evaluate the incident with the assistance of third-party expert consultants. Members of the Audit Committee and Regulatory, Compliance and Cybersecurity Committee of our Board of Directors are conducting a review of the October 2023 cybersecurity incident, including the measures undertaken in response to the incident.

Cybersecurity Governance

Our Board has a Regulatory, Compliance and Cybersecurity Committee that focuses on cybersecurity oversight, together with other board committees, principally the Audit Committee. The purpose of the Regulatory, Compliance and Cybersecurity Committee is to assist the Board by providing guidance to, and oversight of, the Company's senior management responsible for assessing and managing Company-wide regulatory, corporate compliance and cybersecurity risk management programs. The primary responsibilities of the Regulatory, Compliance and Cybersecurity Committee are to (i) discuss cybersecurity strategic decisions, issues, challenges and opportunities relating thereto, (ii) provide expertise to guide assessment and monitoring of Company-wide regulatory, corporate compliance and cybersecurity risk management budgeting, spending and capital investment, (iii) monitor progress and status of the Company's regulatory, corporate compliance and cybersecurity risk management programs, (iv) review and evaluate major regulatory, corporate compliance and cybersecurity risk management initiatives to identify emerging and future opportunities for synergy or to leverage regulatory, corporate compliance and cybersecurity risk management investments more effectively and cost efficiently, (v) report to the Audit Committee on regulatory, corporate compliance and cybersecurity risk management matters reviewed by the Regulatory, Compliance and Cybersecurity Committee that may impact the Company's financial reporting and (vi) be generally available to, and communicate with, the Company's senior management, and to inform the Board in the areas described above.

Our CISO and CTO, along with other key executives who are part of our Executive Steering Committee, review strategy, policy, program effectiveness, standards, enforcement and cybersecurity issue management with the Board's Regulatory, Compliance and Cybersecurity Committee on at least a quarterly basis and with the Audit Committee on at least a bi-annual basis. Our CTO meets with Board members outside of the formal meetings on a regular basis as well as in connection with specific cybersecurity issues or threats.

ITEM 2. Properties

Within our health care distribution segment (for properties with more than 100,000 square feet) we lease and/or own approximately 5.7 million square feet of properties, consisting of distribution, office, showroom, manufacturing and sales space, in locations including the United States, Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, France, Germany, Hong Kong SAR, Ireland, Israel, Italy, Japan, Liechtenstein, Luxembourg, Malaysia, Mexico, Morocco, the Netherlands, New Zealand, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Thailand, United Arab Emirates and the United Kingdom. Lease expirations range from 2024 to 2041.

We believe that our properties are in good condition, are well maintained and are suitable and adequate to carry on our business. We have additional operating capacity at certain distribution center facilities.

ITEM 3. Legal Proceedings

For a discussion of Legal Proceedings, see Note 16 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements included under Item 8.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Select Market tier of the Nasdaq Stock Market, or Nasdaq, under the symbol HSIC.

On February 20, 2024, there were approximately 107,000 holders of record of our common stock and the last reported sales price was $75.64. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Purchases of Equity Securities by the Issuer

Our share repurchase program, announced on March 3, 2003, originally allowed us to repurchase up to two million shares pre-stock splits (eight million shares post-stock splits) of our common stock, which represented approximately 2.3% of the shares outstanding at the commencement of the program. Subsequent additional increases totaling $4.9 billion, authorized by our Board, to the repurchase program provide for a total of $5.0 billion (including $400 million authorized on February 8, 2023) of shares of our common stock to be repurchased under this program.

As of December 30, 2023, we had repurchased approximately $4.7 billion of common stock (90,394,805 shares) under these initiatives, with $265 million available for future common stock share repurchases.

The following table summarizes repurchases of our common stock under our stock repurchase program during the fiscal quarter ended December 30, 2023:

Fiscal Month	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Our Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under Our Program (2)
10/1/2023 through 11/4/2023	-	-	-	5,048,074
11/5/2023 through 12/2/2023	-	-	-	4,529,764
12/3/2023 through 12/30/2023	692,441	$ 72.32	692,441	3,499,205
	692,441		692,441	

(1) All repurchases were executed in the open market under our existing publicly announced authorized program.

(2) The maximum number of shares that may yet be purchased under this program is determined at the end of each month based on the closing price of our common stock at that time. This table excludes shares withheld from employees to satisfy minimum tax withholding requirements for equity-based transactions.

Dividend Policy

We have not declared any cash or stock dividends on our common stock during fiscal years 2023 or 2022. We currently do not anticipate declaring any cash or stock dividends on our common stock in the foreseeable future. We intend to retain earnings to finance the expansion of our business and for general corporate purposes, including our share repurchase program. Any declaration of dividends will be at the discretion of our Board and will depend upon the earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors.

Stock Performance Graph

The graph below compares the cumulative total stockholder return on $100 invested, assuming the reinvestment of all dividends, on December 29, 2018, the last trading day before the beginning of our 2019 fiscal year, through the end of our 2023 fiscal year with the cumulative total return on $100 invested for the same period in the Dow Jones U.S. Health Care Index and the Nasdaq Stock Market Composite Index.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN



ASSUMES $100 INVESTED ON DECEMBER 29, 2018
ASSUMES DIVIDENDS REINVESTED

	December 29, 2018	December 28, 2019	December 26, 2020	December 25, 2021	December 31, 2022	December 30, 2023
Henry Schein, Inc.	$ 100.00	$ 110.31	$ 109.05	$ 124.11	$ 132.28	$ 125.37
Dow Jones U.S. Health Care Index	100.00	123.48	140.83	175.06	168.44	171.61
NASDAQ Stock Market Composite Index	100.00	138.27	198.34	244.03	164.56	238.01

ITEM 6.

[Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Regarding Forward-Looking Statements

In accordance with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, we provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These statements are generally identified by the use of such terms as "may," "could," "expect," "intend," "believe," "plan," "estimate," "forecast," "project," "anticipate," "to be," "to make" or other comparable terms. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular the risks discussed under the caption "Risk Factors" in Item 1A of this report and those that may be discussed in other documents we file with the Securities and Exchange Commission ("SEC").

Risk factors and uncertainties that could cause actual results to differ materially from current and historical results include, but are not limited to: our dependence on third parties for the manufacture and supply of our products; our ability to develop or acquire and maintain and protect new products (particularly technology products) and technologies that achieve market acceptance with acceptable margins; transitional challenges associated with acquisitions, dispositions and joint ventures, including the failure to achieve anticipated synergies/benefits, as well as significant demands on our operations, information systems, legal, regulatory, compliance, financial and human resources functions in connection with acquisitions, dispositions and joint ventures; certain provisions in our governing documents that may discourage third-party acquisitions of us; adverse changes in supplier rebates or other purchasing incentives; risks related to the sale of corporate brand products; security risks associated with our information systems and technology products and services, such as cyberattacks or other privacy or data security breaches (including the October 2023 incident); effects of a highly competitive (including, without limitation, competition from third-party online commerce sites) and consolidating market; changes in the health care industry; risks from expansion of customer purchasing power and multi-tiered costing structures; increases in shipping costs for our products or other service issues with our third-party shippers; general global and domestic macro-economic and political conditions, including inflation, deflation, recession, ongoing wars, fluctuations in energy pricing and the value of the U.S. dollar as compared to foreign currencies, and changes to other economic indicators, international trade agreements, potential trade barriers and terrorism; geopolitical wars; failure to comply with existing and future regulatory requirements; risks associated with the EU Medical Device Regulation; failure to comply with laws and regulations relating to health care fraud or other laws and regulations; failure to comply with laws and regulations relating to the collection, storage and processing of sensitive personal information or standards in electronic health records or transmissions; changes in tax legislation; risks related to product liability, intellectual property and other claims; risks associated with customs policies or legislative import restrictions; risks associated with disease outbreaks, epidemics, pandemics (such as the COVID-19 pandemic), or similar wide-spread public health concerns and other natural or man-made disasters; risks associated with our global operations; litigation risks; new or unanticipated litigation developments and the status of litigation matters; our dependence on our senior management, employee hiring and retention, and our relationships with customers, suppliers and manufacturers; and disruptions in financial markets. The order in which these factors appear should not be construed to indicate their relative importance or priority.

We caution that these factors may not be exhaustive and that many of these factors are beyond our ability to control or predict. Accordingly, any forward-looking statements contained herein should not be relied upon as a prediction of actual results. We undertake no duty and have no obligation to update forward-looking statements except as required by law.

Where You Can Find Important Information

We may disclose important information through one or more of the following channels: SEC filings, public conference calls and webcasts, press releases, the investor relations page of our website (www.henryschein.com) and the social media channels identified on the Newsroom page of our website.

Recent Developments

During the years ended December 30, 2023 and December 31, 2022 we continued to experience a decrease in the sales of PPE and COVID-19 test kits as compared to the comparable prior-year periods, primarily due to lower market pricing of PPE and lower market demand for COVID-19 test kits.

While the U.S. economy has recently experienced inflationary pressures and strengthening of the U.S. dollar, their impacts have not been material to our results of operations. Though inflation impacts both our revenues and costs, the depth and breadth of our product portfolio often allows us to offer lower-cost national brand solutions or corporate brand alternatives to our more price-sensitive customers who are unwilling to absorb price increases, thus positioning us to protect our gross profit.

Our consolidated financial statements reflect estimates and assumptions made by us that affect, among other things, our goodwill, long-lived asset and definite-lived intangible asset valuation; inventory valuation; equity investment valuation; assessment of the annual effective tax rate; valuation of deferred income taxes and income tax contingencies; the allowance for doubtful accounts; hedging activity; supplier rebates; measurement of compensation cost for certain share-based performance awards and cash bonus plans; and pension plan assumptions.

Cybersecurity Incident

In addition to immaterial and unrelated prior incidents at certain of our subsidiaries, in October 2023 Henry Schein experienced a cybersecurity incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Henry Schein One, our practice management software, revenue cycle management and patient relationship management solutions business, was not affected, and our manufacturing businesses were mostly unaffected. Once we became aware of the issue, we took steps to assess, contain and remediate this incident. We restored affected systems and applications, our distribution operations resumed and we reactivated our ecommerce platform. We also notified law enforcement and our employees, customers, suppliers and investors, informing them of both the incident and management's efforts to mitigate its impact on our daily operations and data maintained on the Company's systems. Subsequently, on or about November 8, 2023, we determined that the threat actor obtained personal and sensitive information maintained on our systems belonging to certain third parties and since that date we have notified affected and potentially affected parties as appropriate. The scope of personal and sensitive data impacted is still under investigation. On November 22, 2023, we experienced a related disruption to our ecommerce platform and related applications, which has since been remediated. As described in "Management's Discussion & Analysis – 2023 Compared to 2022, the incident adversely impacted our financial results for the fourth quarter and full year 2023. We also expect some short-term residual impact on our financial results in 2024.

We maintain cybersecurity insurance, subject to certain retentions and policy limitations. With respect to the October 2023 cybersecurity incident, we have a $60 million insurance policy, following a $5 million retention.

Executive-Level Overview

Henry Schein, Inc. is a solutions company for health care professionals powered by a network of people and technology. We believe we are the world's largest provider of health care products and services primarily to office-based dental and medical practitioners, as well as alternate sites of care. We serve more than one million customers worldwide including dental practitioners, laboratories, physician practices, and ambulatory surgery centers, as well as government, institutional health care clinics and other alternate care clinics. We believe that we have a strong brand identity due to our more than 91 years of experience distributing health care products.

We are headquartered in Melville, New York, employ approximately 25,000 people (of which approximately 11,500 are based outside of the United States) and have operations or affiliates in 33 countries and territories. Our broad global footprint has evolved over time through our organic success as well as through contribution from strategic acquisitions.

We have established strategically located distribution centers around the world to enable us to better serve our customers and increase our operating efficiency. This infrastructure, together with broad product and service offerings at competitive prices, and a strong commitment to customer service, enables us to be a single source of supply for our customers' needs.

While our primary go-to-market strategy is in our capacity as a distributor, we also market and sell our own corporate brand portfolio of cost-effective, high-quality consumable merchandise products, including in vitro diagnostic devices, manufacture certain dental specialty products in the areas of implants, orthodontics and endodontics, manufacture drug products, and repackage/relabel prescription drugs and/or devices. We have achieved scale in these global businesses primarily through acquisitions, as manufacturers of these products typically do not utilize a distribution channel to serve customers.

We conduct our business through two reportable segments: (i) health care distribution and (ii) technology and value-added services. These segments offer different products and services to the same customer base. Our global dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions. Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties.

The health care distribution reportable segment, combining our global dental and medical operating segments, distributes consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, dental specialty products (including implant, orthodontic and endodontic products), diagnostic tests, infection-control products, PPE products and vitamins.

Our global technology and value-added services business provides software, technology and other value-added services to health care practitioners. Our technology business offerings include practice management software systems for dental and medical practitioners. Our value-added practice solutions include practice consultancy, education, revenue cycle management and financial services on a non-recourse basis, e-services, practice technology, network and hardware services, as well as consulting, and continuing education services for practitioners.

A key element to grow closer to our customers is our One Schein initiative, which is a unified go-to-market approach that enables practitioners to work synergistically with our supply chain, equipment sales and service and other value-added services, allowing our customers to leverage the combined value that we offer through a single program. Specifically, One Schein provides customers with streamlined access to our comprehensive offering of national brand products, our corporate brand products and proprietary specialty products and solutions (including implant, orthodontic and endodontic products). In addition, customers have access to a wide range of services, including software and other value-added services.

Industry Overview

In recent years, the health care industry has increasingly focused on cost containment. This trend has benefited distributors capable of providing a broad array of products and services at low prices. It also has accelerated the growth of HMOs, group practices, other managed care accounts and collective buying groups, which, in addition to their emphasis on obtaining products at competitive prices, tend to favor distributors capable of providing specialized management information support. We believe that the trend towards cost containment has the potential to favorably affect demand for technology solutions, including software, which can enhance the efficiency and facilitation of practice management.

Our operating results in recent years have been significantly affected by strategies and transactions that we undertook to expand our business, domestically and internationally, in part to address significant changes in the health care industry, including consolidation of health care distribution companies, health care reform, trends toward managed care, cuts in Medicare and collective purchasing arrangements.

Industry Consolidation

The health care products distribution industry, as it relates to office-based health care practitioners, is fragmented and diverse. The industry ranges from sole practitioners working out of relatively small offices to group practices or service organizations ranging in size from a few practitioners to a large number of practitioners who have combined or otherwise associated their practices.

Due in part to the inability of office-based health care practitioners to store and manage large quantities of supplies in their offices, the distribution of health care supplies and small equipment to office-based health care practitioners has been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decisions within an office-based health care practice are typically made by the practitioner or an administrative assistant. Supplies and small equipment are generally purchased from more than one distributor, with one generally serving as the primary supplier.

The trend of consolidation extends to our customer base. Health care practitioners are increasingly seeking to partner, affiliate or combine with larger entities such as hospitals, health systems, group practices or physician hospital organizations. In many cases, purchasing decisions for consolidated groups are made at a centralized or professional staff level; however, orders are delivered to the practitioners' offices.

We believe that consolidation within the industry will continue to result in a number of distributors, particularly those with limited financial, operating and marketing resources, seeking to combine with larger companies that can provide growth opportunities. This consolidation also may continue to result in distributors seeking to acquire companies that can enhance their current product and service offerings or provide opportunities to serve a broader customer base.

Our approach to acquisitions and joint ventures has been to expand our role as a provider of products and services to the health care industry. This trend has resulted in our expansion into service areas that complement our existing operations and provide opportunities for us to develop synergies with, and thus strengthen, the acquired businesses.

As industry consolidation continues, we believe that we are positioned to capitalize on this trend, as we believe we have the ability to support increased sales through our existing infrastructure, although there can be no assurances that we will be able to successfully accomplish this. We also have invested in expanding our sales/marketing infrastructure to include a focus on building relationships with decision makers who do not reside in the office-based practitioner setting.

As the health care industry continues to change, we continually evaluate possible candidates for joint venture or acquisition and intend to continue to seek opportunities to expand our role as a provider of products and services to the health care industry. There can be no assurance that we will be able to successfully pursue any such opportunity or consummate any such transaction, if pursued. If additional transactions are entered into or consummated, we would incur merger and/or acquisition-related costs, and there can be no assurance that the integration efforts associated with any such transaction would be successful.

Aging Population and Other Market Influences

The health care products distribution industry continues to experience growth due to the aging population, increased health care awareness, the proliferation of medical technology and testing, new pharmacological treatments, and expanded third-party insurance coverage, partially offset by the effects of unemployment on insurance coverage. In addition, the physician market continues to benefit from the shift of procedures and diagnostic testing from acute care settings to alternate-care sites, particularly physicians' offices.

According to the U.S. Census Bureau's International Database, between 2023 and 2033, the 45 and older population is expected to grow by approximately 11%. Between 2023 and 2043, this age group is expected to grow by approximately 21%. This compares with expected total U.S. population growth rates of approximately 6% between 2023 and 2033 and approximately 11% between 2023 and 2043.

According to the U.S. Census Bureau's International Database, in 2023 there are approximately seven million Americans aged 85 years or older, the segment of the population most in need of long-term care and elder-care services. By the year 2050, that number is projected to nearly triple to approximately 19 million. The population aged 65 to 84 years is projected to increase by approximately 23% during the same period.

As a result of these market dynamics, annual expenditures for health care services continue to increase in the United States. We believe that demand for our products and services will grow while continuing to be impacted by current and future operating, economic, and industry conditions. The Centers for Medicare and Medicaid Services, or CMS, published "National Health Expenditure Data" indicating that total national health care spending reached approximately $4.5 trillion in 2022, or 17.3% of the nation's gross domestic product, the benchmark measure for annual production of goods and services in the United States. Health care spending is projected to reach approximately $7.2 trillion by 2031, or 19.6% of the nation's projected gross domestic product.

Government

Our businesses are generally subject to numerous laws and regulations that could impact our financial performance, and failure to comply with such laws or regulations could have a material adverse effect on our business.

See "Item 1. Business – Governmental Regulations" for a discussion of laws, regulations and governmental activity that may affect our results of operations and financial condition.

Results of Operations

Refer to Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2022 Annual Report on Form 10-K for management's discussion and analysis of financial condition and results of operations for the fiscal year 2022 compared to fiscal year 2021.

The following tables summarize the significant components of our operating results and cash flows:

		Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Operating results:			
Net sales	$ 12,339	$ 12,647	$ 12,401
Cost of sales	8,478	8,816	8,727
Gross profit	3,861	3,831	3,674
Operating expenses:			
Selling, general and administrative	2,956	2,771	2,634
Depreciation and amortization	210	182	180
Restructuring and integration costs	80	131	8
Operating income	$ 615	$ 747	$ 852
Other expense, net	$ (73)	$ (26)	$ (21)
Gain on sale of equity investment	-	-	7
Net income	436	566	660
Net income attributable to Henry Schein, Inc.	416	538	631

		Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Cash flows:			
Net cash provided by operating activities	$ 500	$ 602	$ 710
Net cash used in investing activities	(1,135)	(276)	(677)
Net cash provided by (used in) financing activities	701	(315)	(333)

Plans of Restructuring and Integration Costs

On August 1, 2022, we committed to a restructuring plan focused on funding the priorities of the BOLD+1 strategic plan, streamlining operations and other initiatives to increase efficiency. We revised our previous expectations of completion and we have extended this initiative through the end of 2024. We are currently unable in good faith to make a determination of an estimate of the amount or range of amounts expected to be incurred in connection with these activities, both with respect to each major type of cost associated therewith and to the total cost, or an estimate of the amount or range of amounts that will result in future cash expenditures.

During the years ended December 30, 2023, December 31, 2022, and December 25, 2021, we recorded restructuring costs of $80 million, $128 million, and $8 million, respectively. The restructuring costs for these periods primarily related to severance and employee-related costs, impairment of intangible assets, accelerated amortization of right-of-use lease assets and fixed assets, other lease exit costs, and certain business exit costs discussed below.

During the year ended December 30, 2023, in connection with our restructuring plan, we recorded an impairment of an intangible asset of $12 million related to a planned disposal of a non-U.S. business. The disposal is expected to be completed in 2024. This impairment is included in the $80 million of restructuring charges discussed above.

During the year ended December 31, 2022, in connection with our restructuring plan, we vacated one of the buildings at our corporate headquarters in Melville, New York, which resulted in an accelerated amortization of a right-of-use lease asset of $34 million. We also initiated the disposal of a non-profitable U.S. business and recorded related costs of $49 million, which primarily consisted of impairment of intangible assets and goodwill, inventory impairment, and severance and employee-related costs. These expenses are included in the $128 million of restructuring charges discussed above. The disposal was completed during the first quarter of 2023.

On August 26, 2022, we acquired Midway Dental Supply. In connection with this acquisition, during the year ended December 31, 2022, we recorded integration costs of $3 million related to one-time employee and other costs, as well as restructuring charges of $9 million, which are included in the $128 million of restructuring charges discussed above.

On November 20, 2019, we committed to a contemplated restructuring initiative intended to mitigate stranded costs associated with the spin-off of our animal health business and to rationalize operations and provide expense efficiencies. These activities were originally expected to be completed by the end of 2020 but we extended them to the end of 2021 in light of the changes to the business environment brought on by the COVID-19 pandemic. The restructuring activities under this prior initiative were completed in 2021.

2023 Compared to 2022

Note: Percentages for Net Sales; Gross Profit; Operating Expenses; Other Expense, Net; and Income Taxes are based on actual values and may not recalculate due to rounding.

Net Sales

Net sales were as follows:

	2023	% of Total	2022	% of Total	Increase / (Decrease) $	Increase / (Decrease) %
Health care distribution [1]						
Dental	$ 7,539	61.1%	$ 7,473	59.1%	$ 66	0.9%
Medical	3,994	32.4	4,451	35.2	(457)	(10.3)
Total health care distribution	11,533	93.5	11,924	94.3	(391)	(3.3)
Technology and value-added services [2]	806	6.5	723	5.7	83	11.4
Total	$ 12,339	100.0	$ 12,647	100.0	$ (308)	(2.4)

The components of our sales growth were as follows:

	Local Currency Growth/(Decline)					
	Local Internal Growth	Acquisition Growth	Extra Week Impact	Total Local Currency Growth/(Decline)	Foreign Exchange Impact	Total Sales Growth/(Decline)
Health care distribution [1]						
Dental Merchandise	(1.6)%	4.2 %	(1.0)%	1.6 %	0.1 %	1.7 %
Dental Equipment	(0.9)	1.1	(2.1)	(1.9)	-	(1.9)
Total Dental	(1.4)	3.4	(1.3)	0.7	0.2	0.9
Medical	(11.2)	2.2	(1.3)	(10.3)	-	(10.3)
Total Health Care Distribution	(5.1)	2.9	(1.2)	(3.4)	0.1	(3.3)
Technology and value-added services [2]	7.2	5.0	(0.8)	11.4	-	11.4
Total	(4.4)	3.1	(1.2)	(2.5)	0.1	(2.4)

(1) Consists of consumable products, dental specialty products (including implant, orthodontic and endodontic products), small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, PPE products and vitamins.

(2) Consists of practice management software and other value-added products, which are distributed primarily to health care providers, practice consultancy, education, revenue cycle management and financial services on a non-recourse basis, e-services, continuing education services for practitioners, consulting and other services.

Global Sales

We report our results of operations on a 52 or 53 weeks per fiscal year basis ending on the last Saturday of December. The year ended December 30, 2023, consisted of 52 weeks, and the year ended, December 31, 2022 consisted of 53 weeks, resulting in an extra week of sales.

Global net sales for the year ended December 30, 2023 decreased 2.4%. The components of our sales growth are presented in the table above.

The 4.4% decrease in our internally generated local currency sales was primarily attributable to a decrease in sales of PPE products and COVID-19 test kits. For the nine months ended September 30, 2023, the estimated increase in internally generated local currency sales, excluding PPE products and COVID-19 test kits, was 3.5%. However, as a result of the adverse impact of the cybersecurity incident during the quarter ended December 30, 2023, our internally generated local currency sales, excluding sales of PPE products and COVID-19 test kits, on a full year basis were flat compared to the prior year.

In addition, we estimate that sales of PPE products and COVID-19 test kits were approximately $713 million and $1,245 million for the years ended December 30, 2023 and December 31, 2022, respectively, representing an

estimated decrease of $532 million or 42.7% versus the prior year, with the $532 million net decrease year-over-year representing 4.2% of global net sales for the year ended December 30, 2023.

Dental

Dental net sales for the year ended December 30, 2023 increased 0.9%. The components of our sales growth are presented in the table above. Our decrease in internally generated local currency sales for dental merchandise was primarily attributable to the negative impact of the cybersecurity incident. Our sales decrease in internally generated local currency for dental equipment was also primarily attributable to the impact of the cybersecurity incident.

We estimate that sales of PPE products were approximately $338 million and $448 million for the years ended December 30, 2023 and December 31, 2022, respectively, representing an estimated decrease of $110 million or 24.5% versus the prior year, with the $110 million net decrease year-over-year representing 1.5% of dental net sales for the year ended December 30, 2023. The decrease in sales of PPE products is primarily due to lower market prices and loss of demand during the cybersecurity incident. Our estimated internally generated local currency sales, excluding PPE products were flat compared to the prior year.

Medical

Medical net sales for the year ended December 30, 2023 decreased 10.3%. The components of our sales growth are presented in the table above. The internally generated local currency decrease in medical sales is primarily attributable to the impact of the cybersecurity incident that occurred during the fourth quarter of the year ended December 30, 2023 and to lower sales of PPE products and COVID-19 test kits and other point-of-care diagnostic products.

We estimate that sales of PPE products and COVID-19 test kits were approximately $375 million and $797 million for the years ended December 30, 2023 and December 31, 2022, respectively, representing an estimated decrease of $422 million or 52.9% versus the prior year, with the $422 million net decrease year-over-year representing 10.6% of medical net sales for the year ended December 30, 2023. The decrease in sales of these products is primarily due to lower market prices of PPE, lower market demand of COVID-19 test kits, and loss of sales of both product categories during the cybersecurity incident. The estimated decrease in internally generated local currency sales, excluding PPE products and COVID-19 test kits was 2.2%.

Technology and value-added services

Technology and value-added services net sales for the year ended December 30, 2023 increased 11.4%. The components of our sales growth are presented in the table above. During the year ended December 30, 2023, the trend for sales of practice management software growth remains strong as we continued to increase the number of cloud-based users. We also experienced increased demand for our revenue cycle management solutions and our analytical products. The increase in sales during the year ended December 30, 2023 was partially offset by the expiration, during the year ended December 31, 2022, of a modestly profitable government contract in one of our value-added services businesses. This segment of our business was largely unaffected by the cybersecurity incident in the fourth quarter.

Gross Profit

Gross profit and gross margin percentages by segment and in total were as follows:

	2023	Gross Margin %	2022	Gross Margin %	Increase / (Decrease) $	%
Health care distribution	$ 3,312	28.7%	$ 3,357	28.2%	$ (45)	(1.3)%
Technology and value-added services	549	68.0	474	65.5	75	15.7
Total	$ 3,861	31.3	$ 3,831	30.3	$ 30	0.8

As a result of different practices of categorizing costs associated with distribution networks throughout our industry, our gross margins may not necessarily be comparable to other distribution companies. Additionally, we realize substantially higher gross margin percentages in our technology and value-added services segment than in our health care distribution segment. These higher gross margins result from being both the developer and seller of software products and services, as well as certain financial services. The software industry typically realizes higher gross margins to recover investments in research and development.

Within our health care distribution segment, gross profit margins may vary between the periods as a result of the changes in the mix of products sold as well as changes in our customer mix. For example, sales of our corporate brand and certain specialty products achieve gross profit margins that are higher than average total gross profit margins of all products. With respect to customer mix, sales to our large-group customers are typically completed at lower gross margins due to the higher volumes sold as opposed to the gross margin on sales to office-based practitioners, who normally purchase lower volumes.

Health care distribution gross profit for the year ended December 30, 2023 decreased compared to the prior-year-period due to the decrease in sales resulting from the cybersecurity incident and a reduction in sales of PPE products and COVID-19 test kits, partially offset by gross profit from acquisitions and gross margin expansion as a result of a favorable impact of sales mix of higher-margin products.

Technology and value-added services gross profit increased as a result of a higher gross profit from internally generated sales and gross profit from acquisitions, as well as an increase in gross margin rates primarily due to product mix and increases in productivity.

Operating Expenses

Operating expenses (consisting of selling, general and administrative expenses; depreciation and amortization, restructuring and integration costs) by segment and in total were as follows:

	2023	% of Respective Net Sales	2022	% of Respective Net Sales	Increase $	%
Health care distribution	$ 2,842	24.6%	$ 2,738	23.0%	$ 104	3.8%
Technology and value-added services	404	50.1	346	47.8	58	16.8
Total	$ 3,246	26.3%	$ 3,084	24.4%	$ 162	5.3%

The net increase in operating expenses is attributable to the following:

	Operating Costs	Restructuring and Integration Costs	Acquisitions	Total
Health care distribution	$ 92	$ (55)	$ 67	$ 104
Technology and value-added services	5	4	49	58
Total	$ 97	$ (51)	$ 116	$ 162

The increase in operating costs during the year ended December 30, 2023 includes increases in payroll and payroll related costs, travel, convention and consulting expenses in both of our reportable segments and increased acquisition expenses in our healthcare distribution segment. During the year ended December 30, 2023, our operating expenses were favorably impacted by the recognition of a remeasurement gain of $18 million following an acquisition of a controlling interest of a previously held equity investment, and were negatively impacted by restructuring, an impairment of capitalized costs of $27 million and impairment of intangible assets of $7 million within our health care distribution segment. During the year ended December 30, 2023, we also incurred $11 million of direct costs, primarily professional fees, for the remediation of the cybersecurity incident. The restructuring and integration costs are primarily related to severance and employee-related costs, accelerated amortization of right-of-use lease assets and fixed assets, and other lease exit costs.

Other Expense, Net

Other expense, net was as follows:

	2023	2022	Variance $	Variance %
Interest income	$ 17	$ 8	$ 9	125.1%
Interest expense	(87)	(35)	(52)	(148.7)
Other, net	(3)	1	(4)	n/a
Other expense, net	$ (73)	$ (26)	$ (47)	(172.9)%

Interest income increased primarily due to increased interest rates. Interest expense increased primarily due to increased borrowings and increased interest rates.

Income Taxes

Our effective tax rate was 22.1% for the year ended December 30, 2023 compared to 23.5% for the prior year. In each year, the difference between our effective and federal statutory tax rates primarily relates to state and foreign income taxes and interest expense.

The Organization of Economic Co-Operation and Development (OECD) issued technical and administrative guidance on Pillar Two Model Rules in December 2021, which provides for a global minimum tax rate on the earnings of large multinational businesses, on a country-by-country basis. Effective January 1, 2024, the minimum global tax rate is 15% for various jurisdictions pursuant to the Pillar Two framework. Future tax reform resulting from these developments may result in changes to long-standing tax principles, which may adversely impact our effective tax rate going forward or result in higher cash tax liabilities. As we operate in jurisdictions which have adopted Pillar 2, we are continuing to analyze the implications to effectively manage the impact for 2024 and beyond.

Liquidity and Capital Resources

Our principal capital requirements have included funding of acquisitions, purchases of additional noncontrolling interests, repayments of debt principal, the funding of working capital needs, purchases of fixed assets and repurchases of common stock. Working capital requirements generally result from increased sales, special inventory forward buy-in opportunities and payment terms for receivables and payables. Historically, sales have tended to be stronger during the second half of the year and special inventory forward buy-in opportunities have been most prevalent just before the end of the year, and have caused our working capital requirements to be higher from the end of the third quarter to the end of the first quarter of the following year.

We finance our business primarily through cash generated from our operations, revolving credit facilities and debt placements. Please see Note 13 – Debt for further information. Our ability to generate sufficient cash flows from operations is dependent on the continued demand of our customers for our products and services, and access to products and services from our suppliers.

Our business requires a substantial investment in working capital, which is susceptible to fluctuations during the year as a result of inventory purchase patterns and seasonal demands. Inventory purchase activity is a function of sales activity, special inventory forward buy-in opportunities and our desired level of inventory. We anticipate future increases in our working capital requirements.

We finance our business to provide adequate funding for at least 12 months. Funding requirements are based on forecasted profitability and working capital needs, which, on occasion, may change. Consequently, we may change our funding structure to reflect any new requirements.

We believe that our cash and cash equivalents, our ability to access private debt markets and public equity markets, and our available funds under existing credit facilities provide us with sufficient liquidity to meet our currently foreseeable short-term and long-term capital needs.

Our acquisition strategy is focused on investments in companies that add new customers and sales teams, increase our geographic footprint (whether entering a new country, such as emerging markets, or building scale where we have already invested in businesses), and finally, those that enable us to access new products and technologies. As part of our BOLD+1 Strategic Plan, including pursuing focused mergers and acquisitions, during the year ended December 30, 2023 we have announced acquisitions of companies specializing in implant systems, clear aligners, homecare medical products delivered directly to patients, and dental practice transition services.

Net cash provided by operating activities was $500 million for the year ended December 30, 2023, compared to net cash provided by operating activities of $602 million for the prior year. The net change of $102 million was primarily attributable to lower cash net income. During the quarter ended December 30, 2023, the cybersecurity incident had several offsetting impacts to the operating cash flows from our working capital, net of acquisitions, including a decrease in operating cash flows from accounts receivable due to delayed timing of billings and limited collection efforts resulting from the impact of the cybersecurity incident, and an increase in operating cash flows resulting from reduced inventory purchases.

Net cash used in investing activities was $1,135 million for the year ended December 30, 2023, compared to net cash used in investing activities of $276 million for the prior year. The net change of $859 million was primarily attributable to increased payments for equity investments and business acquisitions, and increased purchases of fixed assets resulting from our continued investment in our facilities and operations.

Net cash provided by financing activities was $701 million for the year ended December 30, 2023, compared to net cash used in financing activities of $315 million for the prior year. The net change of $1,016 million was primarily due to increased net borrowings from debt to finance our investments, partially offset by decreased repurchases of common stock.

The following table summarizes selected measures of liquidity and capital resources:

	December 30, 2023	December 31, 2022
Cash and cash equivalents	$ 171	$ 117
Working capital [(1)]	1,805	1,764
Debt:		
Bank credit lines	$ 264	$ 103
Current maturities of long-term debt	150	6
Long-term debt	1,937	1,040
Total debt	$ 2,351	$ 1,149
Leases:		
Current operating lease liabilities	$ 80	$ 73
Non-current operating lease liabilities	310	275

(1) Includes $284 million and $327 million of certain accounts receivable which serve as security for U.S. trade accounts receivable securitizations at December 30, 2023 and December 31, 2022, respectively.

Our cash and cash equivalents consist of bank balances and investments in money market funds representing overnight investments with a high degree of liquidity.

Accounts receivable days sales outstanding and inventory turns

Our accounts receivable days sales outstanding from operations increased to 46.2 days as of December 30, 2023 from 41.9 days as of December 31, 2022 due to delays in billings leading to limited collections in the quarter ended December 30, 2023 as a result of the cybersecurity incident. During the years ended December 30, 2023 and December 31, 2022, we wrote off approximately $16 million and $10 million, respectively, of fully reserved accounts receivable against our trade receivable reserve. Our inventory turns from operations was 4.5 as of December 30, 2023 and 4.7 as of December 31, 2022. Our working capital accounts may be impacted by current and future economic conditions.

Contractual obligations

The following table summarizes our contractual obligations related to fixed and variable rate long-term debt and finance lease obligations, including interest (assuming a weighted average interest rate of 4.8%), as well as inventory purchase commitments and operating lease obligations as of December 30, 2023:

	Payments due by period				
	< 1 year	2 - 3 years	4 - 5 years	> 5 years	Total
Contractual obligations:					
Long-term debt, including interest	$ 243	$ 1,097	$ 346	$ 783	$ 2,469
Inventory purchase commitments	5	8	4	-	17
Operating lease obligations	92	141	86	119	438
Transition tax obligations	11	24	-	-	35
Finance lease obligations, including interest	4	3	2	-	9
Total	$ 355	$ 1,273	$ 438	$ 902	$ 2,968

For information relating to our debt please see Note 13 – Debt.

Leases

We have operating and finance leases for corporate offices, office space, distribution and other facilities, vehicles and certain equipment. Our leases have remaining terms of less than one year to approximately 18 years, some of which may include options to extend the leases for up to 15 years. As of December 30, 2023, our right-of-use assets related to operating leases were $325 million and our current and non-current operating lease liabilities were $80 million and $310 million, respectively. Please see Note 7 – Leases for further information.

Stock Repurchases

On February 8, 2023, our Board authorized the repurchase of up to an additional $400 million in shares of our common stock.

From March 3, 2003 through December 30, 2023, we repurchased $4.7 billion, or 90,394,805 shares, under our common stock repurchase programs, with $265 million available as of December 30, 2023 for future common stock share repurchases.

Redeemable Noncontrolling Interests

Some minority stockholders in certain of our consolidated subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities. Accounting Standards Codification Topic 480-10 is applicable for noncontrolling interests where we are or may be required to purchase all or a portion of the outstanding interest in a consolidated subsidiary from the noncontrolling interest holder under the terms of a put option contained in contractual agreements. As of December 30, 2023 and December 31, 2022, our balance for redeemable noncontrolling interests was $864 million and $576 million, respectively. Please see Note 19 – Redeemable Noncontrolling Interests for further information.

Unrecognized tax benefits

As more fully disclosed in Note 14 – Income Taxes of "Notes to Consolidated Financial Statements," we cannot reasonably estimate the timing of future cash flows related to our unrecognized tax benefits, including accrued interest, of $115 million as of December 30, 2023.

Critical Accounting Estimates

Our accounting policies are more fully described in Note 1 – Basis of Presentation and Significant Accounting Policies of the consolidated financial statements. The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical data, when available, experience, industry and market trends, and on various other assumptions that are believed to be reasonable under the circumstances, the combined results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. However, by their nature, estimates are subject to various assumptions and uncertainties. Therefore, reported results may differ from estimates and any such differences may be material to our consolidated financial statements.

We believe that the following critical accounting estimates, which have been discussed with the Audit Committee of our Board, affect the significant estimates and judgments used in the preparation of our consolidated financial statements:

Inventories and Reserves

Inventories consist primarily of finished goods and are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method for merchandise and actual cost for large equipment and high tech equipment. In estimating carrying value of inventory, we consider many factors including the condition and

salability of the inventory by reviewing on-hand quantities, historical sales, forecasted sales and market and economic trends. Certain of our products, specifically PPE and COVID-19 test kits, have experienced changes in net realizable value, due to volatility of pricing and changes in demand for these products.

Business Combinations

The estimated fair value of acquired identifiable intangible assets (i.e., customer relationships and lists, trademarks and trade names, product development and non-compete agreements) is based on critical judgments and assumptions derived from analysis of market conditions, including discount rates, projected revenue growth rates (which are based on historical trends and assessment of financial projections), estimated customer attrition and projected cash flows. These assumptions are forward-looking and could be affected by future economic and market conditions. Please see Note 5 – Business Acquisitions and Divestitures for further discussion of our acquisitions.

Goodwill

Goodwill is subject to impairment analysis at least once annually as of the first day of our fourth quarter, or if an event occurs or circumstances change that would more likely than not reduce a reporting unit's fair value below carrying value. We regard our reporting units to be our operating segments: our global dental and medical businesses, and technology and value-added services. Goodwill is allocated to such reporting units, for the purposes of preparing our impairment analyses, based on a specific identification basis.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities that are considered shared services to the reporting units, and ultimately the determination of the fair value of each reporting unit. The fair value of each reporting unit is calculated by applying the discounted cash flow methodology and confirming with a market approach. There are inherent uncertainties, however, related to fair value models, the inputs and our judgments in applying them to this analysis. The most significant inputs include estimation of detailed future cash flows based on budget expectations, and determination of comparable companies to develop a weighted average cost of capital for each reporting unit.

On an annual basis, we prepare financial projections. These projections are based on input from our leadership and are presented annually to our Board. Influences on this year's forecasted financial information and the fair value model include: the impact of planned strategic initiatives, the continued integration of recent acquisitions and overall market conditions. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors.

Our third-party valuation specialists provide inputs into our determination of the discount rate. The rate is dependent on a number of underlying assumptions, including the risk-free rate, tax rate, equity risk premium, debt to equity ratio and pre-tax cost of debt.

Long-term growth rates are applied to our estimation of future cash flows. The long-term growth rates are tied to growth rates we expect to achieve beyond the years for which we have forecasted operating results. We also consider external benchmarks, and other data points which we believe are applicable to our industry and the composition of our global operations.

For the years ended December 30, 2023 and December 25, 2021, we believe the fair value of each of our reporting units sufficiently exceeds the carrying values and thus we did not record any amount for goodwill impairment. Based on our quantitative assessment for the year ended December 31, 2022, we recorded a $20 million impairment of goodwill relating to the disposal of an unprofitable business for which estimated fair value was lower than carrying value. As part of our analysis for the rest of the goodwill balance, we performed a sensitivity analysis on the discount rate and long-term growth rate assumptions. The sensitivities did not result in any additional impairment charges.

Definite-Lived Intangible Assets

Annually or if we identify an impairment indicator, definite-lived intangible assets such as non-compete agreements, trademarks, trade names, customer relationships and lists, and product development are reviewed for impairment indicators. If any impairment indicators exist, quantitative testing is performed on the asset.

The quantitative impairment model is a two-step test under which we first calculate the recoverability of the carrying value by comparing the undiscounted projected cash flows associated with the asset or asset group, including its estimated residual value, to the carrying amount. If the cash flows associated with the asset or asset group are less than the carrying value, we perform a fair value assessment of the asset, or asset group. If the carrying amount is found to be greater than the fair value, we record an impairment loss for the excess of book value over the fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate. Although we believe our judgments, estimates and/or assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such judgments, estimates and/or assumptions could materially affect such impairment analyses and our financial results.

During the year ended December 30, 2023 we recorded $19 million of impairment charges related to businesses in our health care distribution segment, the components of which were $7 million primarily related to customer lists and relationships attributable to lower than anticipated operating margins in certain businesses, and a $12 million charge related to the planned exit of a business. These impairment charges were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows. Please see Note 15 – Plans of Restructuring and Integration Costs for additional details.

During the year ended December 31, 2022 we recorded $49 million of impairment charges related to businesses in our health care distribution segment, the components of which were a $15 million charge related to the disposal of an unprofitable business and a $34 million charge related to customer lists and relationships attributable to customer attrition rates being higher than expected in certain other health care distribution businesses. These impairment charges were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows. Please see Note 15 – Plans of Restructuring and Integration Costs for additional details.

During the year ended December 25, 2021, we recorded a $1 million impairment charge related ratably to a business within our health care distribution segment and a business within our technology and value-added services segment.

Redeemable Noncontrolling Interests

Some minority stockholders in certain of our consolidated subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. The redemption amounts have been estimated based on recent transactions, expected future earnings and cash flows and, if such earnings and cash flows are not achieved, the value of the redeemable noncontrolling interests might be impacted. See Note 1 – Basis of Presentation and Significant Accounting Policies and Note 19 – Redeemable Noncontrolling Interests for additional information.

Income Tax

When determining if the realization of a deferred tax asset is likely to assess the need to record a valuation allowance, estimates and judgement are required. We consider all available evidence, both positive and negative, including estimated future taxable earnings, ongoing planning strategies, future reversals of existing temporary differences and historical operating results. Additionally, changes to tax laws and statutory tax rates can have an impact on our determination. Our intention is to evaluate the realizability of our deferred tax assets quarterly. ASC Topic 740 prescribes the accounting for uncertainty in income taxes recognized in the financial statements in accordance with provisions contained within its guidance. This topic prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to

be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect of certain tax matters. Please see Note 14 – Income Taxes for further discussion.

The Financial Accounting Standards Board Staff Q&A, Topic 740 No. 5, Accounting for Global Intangible Low-Taxed Income ("GILTI"), states that an entity can make an accounting policy election to either recognize deferred taxes for temporary differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. We have elected to recognize the tax on GILTI as a period expense in the period the tax is incurred.

Accounting Standards Update

For a discussion of accounting standards updates that have been adopted or will be adopted in the future, please see Note 1 – Basis of Presentation and Significant Accounting Policies included under Item 8.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, interest rate risks as well as changes in foreign currency exchange rates as measured against the U.S. dollar and each other, and changes to the credit markets. We attempt to minimize these risks primarily by using foreign currency forward contracts and by maintaining counter-party credit limits. These hedging activities provide only limited protection against currency exchange and credit risks. Factors that could influence the effectiveness of our hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets. All foreign currency forward contracts that we enter into are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. We do not enter into such contracts for speculative purposes and we manage our credit risks by diversifying our investments, maintaining a strong balance sheet and having multiple sources of capital.

Foreign Currency

The value of certain foreign currencies compared to the U.S. dollar may affect our financial results. Fluctuations in exchange rates may positively or negatively affect our revenues, gross margins, operating expenses and retained earnings, all of which are expressed in U.S. dollars. Where we deem it prudent, we engage in hedging programs using primarily foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings. We purchase short-term (i.e., generally 18 months or less) foreign currency forward contracts to protect against currency exchange risks associated with intercompany loans due from our international subsidiaries and the payment of merchandise purchases to foreign suppliers. We do not hedge the translation of foreign currency profits into U.S. dollars, as we consider foreign currency translation to be an accounting exposure, not an economic exposure. A hypothetical 5% change in the average value of the U.S. dollar in 2023 compared to foreign currencies would have changed our 2023 reported Net income attributable to Henry Schein, Inc. by approximately $5 million.

As of December 30, 2023, our forward foreign currency exchange agreements, which expire through November 3, 2028, had a fair value of $(8) million as determined by quoted market prices. Included in the forward foreign currency exchange agreements, Henry Schein, Inc. had net investment designated EUR/USD forward contracts with notional values of approximately €300 million and reported fair values of $(7) million. A 5% increase in the value of the Euro to the USD from December 30, 2023 would decrease the fair value of these forward contracts by $18 million.

Total Return Swaps

On March 20, 2020, we entered into a total return swap for the purpose of economically hedging our unfunded non-qualified supplemental retirement plan and our deferred compensation plan obligation.

At inception, the notional value of the investments in these plans was $43 million. At December 30, 2023, the notional value of the investments in these plans was $96 million. At December 30, 2023, the financing blended rate for this swap was based on the Secured Overnight Financing Rate ("SOFR") of 5.33% plus 0.52%, for a combined rate of 5.85%. For the years ended December 30, 2023, December 31, 2022, and December 25, 2021 we have recorded a gain/(loss), within selling, general and administrative expense, of approximately $10 million, $(17) million and $12 million, respectively, net of transaction costs, related to this undesignated swap. This swap is expected to be renewed on an annual basis and is expected to result in a neutral impact to our results of operations.

Credit Risk Monitoring

We limit our credit risk with respect to our cash equivalents, short-term investments and derivative instruments, by monitoring the credit worthiness of the financial institutions who are the counterparties to such financial instruments. As a risk management policy, we limit the amount of credit exposure by diversifying and utilizing numerous investment grade counterparties.

Interest Rate Risk

As of December 30, 2023, we had variable interest rate exposure for certain of our revolving credit facilities and our U.S. trade accounts receivable securitization.

Our revolving credit facility which we entered into on July 11, 2023 and expires on July 11, 2028, has a variable interest rate that is based on the SOFR plus a spread based on our leverage ratio at the end of each financial reporting quarter. As of December 30, 2023, there was $200 million outstanding under this revolving credit facility. During the year ended December 30, 2023, the average outstanding balance was approximately $61 million. Based upon our average outstanding balances, for each hypothetical increase of 25 basis points, our interest expense thereunder would have increased by $0.2 million.

Our U.S. trade accounts receivable securitization, which we entered into on April 17, 2013 and expires on December 15, 2025, has a variable interest rate that is based upon the asset-backed commercial paper rate. As of December 30, 2023, the commercial paper rate was 5.67% plus 0.75%, for a combined rate of 6.42%, and the outstanding balance under this securitization facility was $210 million. During the year ended December 30, 2023, the average outstanding balance was approximately $238 million. Based upon our average outstanding balances, for each hypothetical increase of 25 basis points, our interest expense thereunder would have increased by $1 million.

On July 11, 2023, we entered into interest rate swap agreements to hedge the cash flow of our variable rate $750 million floating debt term loan facility, with three years maturity, effectively changing the floating rate portion of our obligation to a fixed rate. Under the terms of the interest rate swap agreements, we receive variable interest payments based on the one-month Term SOFR rate and pay interest at a fixed rate. As of December 30, 2023, the notional value of the interest rate swap agreements was $741 million. This term loan matures on July 11, 2026. At December 30, 2023, the interest on this Term Credit Agreement was 5.36% plus 1.35% for a combined rate of 6.71%. However, we have a hedge in place (see Note 12 – Derivatives and Hedging Activities for additional information) that ultimately creates an effective fixed rate of 5.79%.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS
HENRY SCHEIN, INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Henry Schein, Inc.
Melville, NY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Henry Schein, Inc. (the "Company") as of December 30, 2023 and December 31, 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 28, 2024 expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements; and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Business Acquisition

As described in Note 5 of the consolidated financial statements, the Company acquired Shield Healthcare, Inc., ("Shield") in 2023. As a result of this acquisition, management was required to determine the fair values of the

identifiable assets acquired and liabilities assumed. In connection with the acquisition of Shield, the Company recorded $156 million of identifiable intangible assets related to customer relationships and lists.

We identified management's judgements used to determine the revenue growth rates and discount rate used in the determination of the fair value of the acquired customer relationships and lists in the acquisition of Shield as a critical audit matter. The principal considerations for our determination were the subjective judgement required by management in formulating the revenue growth rates and assessing the appropriateness of the discount rate used in developing the fair values of the applicable acquired identifiable intangible assets. Auditing these considerations involved especially subjective and challenging auditor judgement due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the reasonableness of the revenue growth rates used in the determination of the fair values of the acquired customer relationships and lists in the acquisition of Shield by: (i) reviewing the historical performance of the acquired company using their audited financial statements, and (ii) assessing revenue projections against industry metrics and peer-group companies.

- Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) testing the source information underlying the determination of the discount rate, and (ii) developing a range of independent estimates of discount rates and comparing those to the discount rate selected by management in connection with the determination of the fair value of the acquired customer relationships and lists in the acquisition of Shield.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 1984.

New York, NY
February 28, 2024

HENRY SCHEIN, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	December 30, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 171	$ 117
Accounts receivable, net of allowance for credit losses of $83 and $65 (1)	1,863	1,442
Inventories, net	1,815	1,963
Prepaid expenses and other	639	466
Total current assets	4,488	3,988
Property and equipment, net	498	383
Operating lease right-of-use assets	325	284
Goodwill	3,875	2,893
Other intangibles, net	916	587
Investments and other	471	472
Total assets	$ 10,573	$ 8,607
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,020	$ 1,004
Bank credit lines	264	103
Current maturities of long-term debt	150	6
Operating lease liabilities	80	73
Accrued expenses:		
Payroll and related	332	314
Taxes	137	132
Other	700	592
Total current liabilities	2,683	2,224
Long-term debt (1)	1,937	1,040
Deferred income taxes	54	36
Operating lease liabilities	310	275
Other liabilities	436	361
Total liabilities	5,420	3,936
Redeemable noncontrolling interests	864	576
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none outstanding	-	-
Common stock, $0.01 par value, 480,000,000 shares authorized, 129,247,765 outstanding on December 30, 2023 and 131,792,817 outstanding on December 31, 2022	1	1
Additional paid-in capital	-	-
Retained earnings	3,860	3,678
Accumulated other comprehensive loss	(206)	(233)
Total Henry Schein, Inc. stockholders' equity	3,655	3,446
Noncontrolling interests	634	649
Total stockholders' equity	4,289	4,095
Total liabilities, redeemable noncontrolling interests and stockholders' equity	$ 10,573	$ 8,607

(1) Amounts presented include balances held by our consolidated variable interest entity ("VIE"). At December 30, 2023 and December 31, 2022, includes trade accounts receivable of $284 million and $327 million, respectively, and long-term debt of $210 million and $255 million, respectively. See Note 1 – Basis of Presentation and Significant Accounting Policies for further information.

See accompanying notes.

HENRY SCHEIN, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share and per share data)

	Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Net sales	$ 12,339	$ 12,647	$ 12,401
Cost of sales	8,478	8,816	8,727
Gross profit	3,861	3,831	3,674
Operating expenses:			
Selling, general and administrative	2,956	2,771	2,634
Depreciation and amortization	210	182	180
Restructuring and integration costs	80	131	8
Operating income	615	747	852
Other income (expense):			
Interest income	17	8	6
Interest expense	(87)	(35)	(27)
Other, net	(3)	1	-
Income before taxes, equity in earnings of affiliates and noncontrolling interests	542	721	831
Income taxes	(120)	(170)	(198)
Equity in earnings of affiliates, net of tax	14	15	20
Gain on sale of equity investment	-	-	7
Net income	436	566	660
Less: Net income attributable to noncontrolling interests	(20)	(28)	(29)
Net income attributable to Henry Schein, Inc.	$ 416	$ 538	$ 631
Earnings per share attributable to Henry Schein, Inc.:			
Basic	$ 3.18	$ 3.95	$ 4.51
Diluted	$ 3.16	$ 3.91	$ 4.45
Weighted-average common shares outstanding:			
Basic	130,618,990	136,064,221	140,090,889
Diluted	131,748,171	137,755,670	141,772,781

See accompanying notes.

HENRY SCHEIN, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Net income	$ 436	$ 566	$ 660
Other comprehensive income, net of tax:			
Foreign currency translation gain (loss)	53	(88)	(84)
Unrealized gain (loss) from hedging activities	(18)	7	9
Pension adjustment gain (loss)	(3)	12	6
Other comprehensive income (loss), net of tax	32	(69)	(69)
Comprehensive income	468	497	591
Comprehensive income attributable to noncontrolling interests:			
Net income	(20)	(28)	(29)
Foreign currency translation loss (gain)	(5)	7	6
Comprehensive income attributable to noncontrolling interests	(25)	(21)	(23)
Comprehensive income attributable to Henry Schein, Inc.	$ 443	$ 476	$ 568

See accompanying notes.

HENRY SCHEIN, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions, except share and per share data)

| | Common Stock $.01 Par Value | | Additional Paid-in | Retained | Accumulated Other Comprehensive | Noncontrolling | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Income (Loss)	Interests	Equity
Balance, December 26, 2020	142,462,571	$ 1	$ -	$ 3,455	$ (108)	$ 636	$ 3,984
Net income (excluding $23 attributable to Redeemable noncontrolling interests)	-	-	-	631	-	6	637
Foreign currency translation loss (excluding loss of $6 attributable to Redeemable noncontrolling interests)	-	-	-	-	(78)	-	(78)
Unrealized gain from hedging activities, net of tax of $3	-	-	-	-	9	-	9
Pension adjustment gain, including tax of $2	-	-	-	-	6	-	6
Distributions to noncontrolling shareholders	-	-	-	-	-	(11)	(11)
Change in fair value of redeemable securities	-	-	(160)	-	-	-	(160)
Noncontrolling interests and adjustments related to business acquisitions	-	-	-	-	-	7	7
Repurchase and retirement of common stock	(5,505,704)	-	(53)	(348)	-	-	(401)
Stock-based compensation expense	303,643	-	78	-	-	-	78
Shares withheld for payroll taxes	(114,952)	-	(8)	-	-	-	(8)
Transfer of charges in excess of capital	-	-	143	(143)	-	-	-
Balance, December 25, 2021	137,145,558	1	-	3,595	(171)	638	4,063
Net income (excluding $21 attributable to Redeemable noncontrolling interests)	-	-	-	538	-	7	545
Foreign currency translation loss (excluding loss of $6 attributable to Redeemable noncontrolling interests)	-	-	-	-	(81)	(1)	(82)
Unrealized gain from hedging activities, net of tax of $3	-	-	-	-	7	-	7
Pension adjustment gain, including tax of $4	-	-	-	-	12	-	12
Distributions to noncontrolling shareholders	-	-	-	-	-	(1)	(1)
Purchase of noncontrolling interests	-	-	-	-	-	(7)	(7)
Change in fair value of redeemable securities	-	-	4	-	-	-	4
Noncontrolling interests and adjustments related to business acquisitions	-	-	-	-	-	13	13
Repurchase and retirement of common stock	(6,111,676)	-	(65)	(420)	-	-	(485)
Stock issued upon exercise of stock options	35,792	-	2	-	-	-	2
Stock-based compensation expense	1,102,108	-	54	-	-	-	54
Shares withheld for payroll taxes	(376,034)	-	(32)	-	-	-	(32)
Settlement of stock-based compensation awards	(2,931)	-	2	-	-	-	2
Transfer of charges in excess of capital	-	-	35	(35)	-	-	-
Balance, December 31, 2022	131,792,817	1	-	3,678	(233)	649	4,095
Net income (excluding $6 attributable to Redeemable noncontrolling interests)	-	-	-	416	-	14	430
Foreign currency translation gain (excluding gain of $5 attributable to Redeemable noncontrolling interests)	-	-	-	-	48	-	48
Unrealized loss from hedging activities, including tax benefit of $7	-	-	-	-	(18)	-	(18)
Pension adjustment loss, including tax benefit of $0	-	-	-	-	(3)	-	(3)
Distributions to noncontrolling shareholders	-	-	-	-	-	(27)	(27)
Change in fair value of redeemable securities	-	-	11	-	-	-	11
Noncontrolling interests and adjustments related to business acquisitions	-	-	-	-	-	(2)	(2)
Repurchase and retirement of common stock	(3,214,136)	-	(33)	(219)	-	-	(252)
Stock issued upon exercise of stock options	21,068	-	1	-	-	-	1
Stock-based compensation expense	1,065,319	-	39	-	-	-	39
Shares withheld for payroll taxes	(416,605)	-	(34)	-	-	-	(34)
Settlement of stock-based compensation awards	(698)	-	1	-	-	-	1
Transfer of charges in excess of capital	-	-	15	(15)	-	-	-
Balance, December 30, 2023	129,247,765	$ 1	$ -	$ 3,860	$ (206)	$ 634	$ 4,289

See accompanying notes.

HENRY SCHEIN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

| | Years Ended | | |
	December 30, 2023	December 31, 2022	December 25, 2021
Cash flows from operating activities:			
Net income	$ 436	$ 566	$ 660
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	248	212	210
Impairment charge on intangible assets	7	34	1
Impairment of capitalized software	27	-	-
Non-cash restructuring charges	27	93	-
Gain on sale of equity investment	-	-	(10)
Stock-based compensation expense	39	54	78
Provision for (benefits from) losses on trade and other accounts receivable	18	5	(8)
Benefit from deferred income taxes	(20)	(73)	(11)
Equity in earnings of affiliates	(14)	(15)	(20)
Distributions from equity affiliates	15	15	18
Changes in unrecognized tax benefits	10	12	(2)
Other	(3)	(20)	(10)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(327)	(7)	4
Inventories	231	(126)	(295)
Other current assets	(138)	(52)	9
Accounts payable and accrued expenses	(56)	(96)	86
Net cash provided by operating activities	500	602	710
Cash flows from investing activities:			
Purchases of property and equipment	(147)	(96)	(79)
Payments related to equity investments and business acquisitions, net of cash acquired	(955)	(158)	(571)
Proceeds from sale of equity investment	-	-	10
Proceeds from loan to affiliate	6	11	(4)
Settlements for net investment hedges	22	-	-
Capitalized software costs	(40)	(32)	(33)
Other	(21)	(1)	-
Net cash used in investing activities	(1,135)	(276)	(677)
Cash flows from financing activities:			
Net change in bank credit lines	153	48	(18)
Proceeds from issuance of long-term debt	1,368	270	305
Principal payments for long-term debt	(468)	(59)	(122)
Debt issuance costs	(3)	-	(3)
Proceeds from issuance of stock upon exercise of stock options	1	2	-
Payments for repurchases and retirement of common stock	(250)	(485)	(401)
Payments for taxes related to shares withheld for employee taxes	(34)	(32)	(8)
Distributions to noncontrolling shareholders	(47)	(21)	(26)
Acquisitions of noncontrolling interests in subsidiaries	(19)	(38)	(60)
Net cash provided by (used in) financing activities	701	(315)	(333)
Effect of exchange rate changes on cash and cash equivalents	(12)	(12)	(3)
Net change in cash and cash equivalents	54	(1)	(303)
Cash and cash equivalents, beginning of period	117	118	421
Cash and cash equivalents, end of period	$ 171	$ 117	$ 118

See accompanying notes.

HENRY SCHEIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

Note 1 – Basis of Presentation and Significant Accounting Policies

Nature of Operations

We distribute health care products and services primarily to office-based dental and medical practitioners, across dental practices, laboratories, physician practices, and ambulatory surgery centers, as well as government, institutional health care clinics and alternate care clinics. We also provide software, technology and other value-added services to health care practitioners. Our dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions. Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties.

We have operations or affiliates in the United States, Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, France, Germany, Hong Kong SAR, Ireland, Israel, Italy, Japan, Liechtenstein, Luxembourg, Malaysia, Mexico, Morocco, the Netherlands, New Zealand, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Thailand, United Arab Emirates and the United Kingdom.

Basis of Presentation

Our consolidated financial statements include the accounts of Henry Schein, Inc. and all of our controlled subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. Investments in unconsolidated affiliates for which we have the ability to influence the operating or financial decisions are accounted for under the equity method. Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications, individually and in the aggregate, did not have a material impact on our consolidated financial condition, results of operations or cash flows.

We consolidate the results of operations and financial position of a trade accounts receivable securitization which we consider a Variable Interest Entity ("VIE") because we are its primary beneficiary as we have the power to direct activities that most significantly affect its economic performance and have the obligation to absorb the majority of its losses or benefits. For this VIE, the trade accounts receivable transferred to the VIE are pledged as collateral to the related debt. The VIE's creditors have recourse to us for losses on these trade accounts receivable. At December 30, 2023 and December 31, 2022, certain trade accounts receivable that can only be used to settle obligations of this VIE were $284 million and $327 million, respectively, and the liabilities of this VIE where the creditors have recourse to us were $210 million and $255 million, respectively.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

• Level 1— Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

• Level 2— Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets;

(in millions, except share and per share data)

quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3— Inputs that are unobservable for the asset or liability.

See Note 10 – Fair Value Measurements for additional information.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Our consolidated financial statements reflect estimates and assumptions made by us that affect, among other things, our goodwill, long-lived asset and definite-lived intangible asset valuation; inventory valuation; equity investment valuation; assessment of the annual effective tax rate; valuation of deferred income taxes and income tax contingencies; the allowance for doubtful accounts; redeemable noncontrolling interests; hedging activity; supplier rebates; measurement of compensation cost for certain share-based performance awards and cash bonus plans; and pension plan assumptions.

Fiscal Year

We report our results of operations and cash flows on a 52 or 53 weeks per fiscal year basis ending on the last Saturday of December. The year ended December 30, 2023 consisted of 52 weeks, and the years ended December 31, 2022 and December 25, 2021 consisted of 53 weeks and 52 weeks, respectively.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive for those goods or services. To recognize revenue, we:

- identify the contract(s) with a customer;
- identify the performance obligations in the contract;
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract; and
- recognize revenue when, or as, we satisfy a performance obligation.

We generate revenue from the sale of dental and medical consumable products, equipment (Health care distribution revenues), software products and services and other sources (Technology and value-added services revenues). Provisions for discounts, rebates to customers, customer returns and other contra revenue adjustments are included in the transaction price at contract inception by estimating the most likely amount based upon historical data and estimates and are provided for in the period in which the related sales are recognized.

Revenue derived from the sale of consumable products is recognized at the point in time when control transfers to the customer. Such sales typically entail high-volume, low-dollar orders shipped using third-party common carriers. We believe that the shipment date is the most appropriate point in time indicating control has transferred

to the customer. On the shipment date, we have no post-shipment obligations, legal title and risks and rewards of ownership transfer to the customer and we have an enforceable right to payment.

Revenue derived from the sale of equipment is recognized when control transfers to the customer. This occurs when the equipment is delivered. Such sales typically entail scheduled deliveries of large equipment primarily by equipment service technicians. Most equipment requires minimal installation, which is typically completed at the time of delivery. Our product generally carries standard warranty terms provided by the manufacturer; however, in instances where we provide warranty labor services, the warranty costs are accrued in accordance with Accounting Standards Codification ("ASC") Topic 460 Guarantees. At December 30, 2023 and December 31, 2022, we had accrued approximately $12 million and $8 million, respectively, for warranty costs.

Revenue derived from the sale of software products is recognized when products are delivered to customers or made available electronically. Such software is generally installed by customers and does not require extensive training. Revenue derived from post-contract customer support for software, including annual support and/or training, is generally recognized over time using time elapsed as the input method that best depicts the transfer of control to the customer. Revenue derived from software sold on a Software-as-a-Service basis is recognized ratably over the subscription period as control is transferred to the customer.

Revenue derived from other sources, including freight charges, equipment repairs and financial services, is recognized when the related product revenue is recognized or when the services are provided. We apply the practical expedient to treat shipping and handling activities performed after the customer obtains control as fulfillment activities, rather than a separate performance obligation in the contract.

Sales, value-add and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

Some of our revenue is derived from bundled arrangements that include multiple distinct performance obligations, which are accounted for separately. When we sell software products together with related services (i.e., training and technical support), we allocate revenue to software by the residual method, using an estimate of the standalone selling price to estimate the fair value of the undelivered elements. Bundled arrangements that include elements that are not considered software consist primarily of equipment and the related installation service. We allocate revenue for such arrangements based on the relative selling prices of the goods or services. If an observable selling price is not available (i.e., because we or others do not sell the goods or services separately), we use one of the following techniques to estimate the standalone selling price: adjusted market approach; cost-plus approach; or the residual method. There is no specific hierarchy for the use of these methods, but the estimated selling price reflects our best estimate of what the selling prices of each deliverable would be if it were sold regularly on a standalone basis taking into consideration the cost structure of our business, technical skill required, customer location and other market conditions.

See Note 3 – Revenue from Contracts with Customers for additional disclosures of disaggregated net sales and Note 4 – Segment and Geographic Data for disclosures of net sales by segment and geographic data.

Sales Returns

Sales returns are recognized as a reduction of revenue by the amount of expected returns and are recorded as refund liability within accrued expenses-other within our consolidated balance sheets. We estimate the sales return liability based on historical data for specific products, adjusted as necessary for new products. The allowance for returns is presented gross as a refund liability and we record an inventory asset (and a corresponding adjustment to cost of sales) for any products that we expect to be returned and resaleable.

(in millions, except share and per share data)

Cost of Sales

The primary components of cost of sales include the cost of the product (net of purchase discounts, supplier chargebacks and rebates) and inbound and outbound freight charges.

Costs related to purchasing, receiving, inspections, warehousing, internal inventory transfers and other costs of our distribution network are included in selling, general and administrative expenses along with other operating costs. Total distribution network costs were $105 million, $103 million and $89 million for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively.

Supplier Rebates

Supplier rebates are included as a reduction of cost of sales and are recognized over the period they are earned. The factors we consider in estimating supplier rebate accruals include forecasted inventory purchases, sales, supplier rebate contract terms, which generally provide for increasing rebates based on either increased purchase or sales volumes.

Direct Shipping and Handling Costs

Freight and other direct shipping costs are included in cost of sales. Direct handling costs, which represent primarily direct compensation costs of employees who pick, pack and otherwise prepare, if necessary, merchandise for shipment to our customers are reflected in selling, general and administrative expenses. Direct handling costs were $98 million, $96 million and $97 million for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively.

Advertising and Promotional Costs

We expense advertising and promotional costs as incurred. Total advertising and promotional expenses were $47 million, $47 million and $48 million for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively.

Stock-Based Compensation Costs

We measure stock-based compensation at the grant date, based on the estimated fair value of the award, and recognize the cost (net of estimated forfeitures) as compensation expense on a straight-line basis over the requisite service period for time-based restricted stock units and on a graded vesting basis for the option awards. For performance-based awards, at each reporting date, we reassess whether achievement of the performance condition is probable and accrue compensation expense when achievement of the performance condition is probable. Our stock-based compensation expense is reflected in selling, general and administrative expenses.

Employment Benefit Plans and other Postretirement Benefit Plans

Some of our employees in our international markets participate in various noncontributory defined benefit plans. We recognize the funded status, measured as the difference between the fair value of plan assets and the projected benefit obligation. Each unfunded plan is recognized as a liability and each funded plan is recognized as either an asset or liability based on its funded status. We measure our plan assets and liabilities at the end of our fiscal year.

Net periodic pension costs and valuations are dependent on assumptions used by third-party actuaries in calculating those amounts. These assumptions include discount rates, expected return on plan assets, rate of future compensation levels, retirement rates, mortality rates, and other factors. We record the service cost component of net pension cost in selling, general and administrative expenses within our consolidated statements of income.

(in millions, except share and per share data)

Gains and losses that result from changes in actuarial assumptions or from actual experience that differs from actuarial assumptions are recognized in and then amortized from Accumulated other comprehensive income (loss).

Cash and Cash Equivalents

We consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Due to the short-term maturity of such investments, the carrying amounts are a reasonable estimate of fair value. Outstanding checks in excess of funds on deposit of $52 million and $53 million, primarily related to payments for inventory, were classified as accounts payable as of December 30, 2023 and December 31, 2022.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are generally recognized when health care distribution and technology and value-added services revenues are recognized. In accordance with the "expected credit loss" model, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects our best estimate of the amounts that we do not expect to collect. In addition to reviewing delinquent accounts receivable, we consider many factors in estimating our reserve, including types of customers and their credit worthiness, experience and historical data adjusted for current conditions and reasonable supportable forecasts.

We record allowances for credit losses based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable, the collection history associated with the geographic region that the receivable was recorded in, current economic trends and reasonable supportable forecasts. We write-off a receivable and charge it against its recorded allowance when we deem them uncollectible.

Our net accounts receivable balance was $1,863 million, $1,442 million, and $1,452 million at December 30, 2023, December 31, 2022, and December 25, 2021, respectively. Our allowance for credit losses was $83 million, $65 million $67 million, and $88 million as of December 30, 2023, December 31, 2022, December 25, 2021, and December 26, 2020, respectively. Additions to the allowance for the years ended December 30, 2023, December 31, 2022 and December 25, 2021 were $34 million, $8 million and $0 million, respectively. Deductions to the allowance for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, were $16 million, $10 million and $21 million, respectively.

Contract Assets

Contract assets include amounts related to any conditional right to consideration for work completed but not billed as of the reporting date. Contract assets are transferred to accounts receivable when the right becomes unconditional. The contract assets primarily relate to our bundled arrangements for the sale of equipment and consumables and sales of term software licenses. Current contract assets are included in Prepaid expenses and other and the non-current contract assets are included in investments and other within our consolidated balance sheets. Current and non-current contract asset balances as of December 30, 2023 and December 31, 2022 were not material.

Contract Liabilities

Contract liabilities are comprised of advance payments and upfront payments for service arrangements provided over time that are accounted for as deferred revenue amounts. Contract liabilities are transferred to revenue once the performance obligation has been satisfied. Current contract liabilities are included in accrued expenses: other and the non-current contract liabilities are included in other liabilities within our consolidated balance sheets. At December 30, 2023 and December 31, 2022, the current and non-current contract liabilities were $89 million and $9 million, and $86 million and $8 million, respectively. During the year ended December 30, 2023, we recognized substantially all of the current contract liability amounts that were previously deferred at December 31, 2022. At

(in millions, except share and per share data)

December 25, 2021, the current and non-current contract liabilities were $89 million and $10 million. During the year ended December 31, 2022, we recognized substantially all of the current contract liability amounts that were previously deferred at December 25, 2021. Current contract liabilities at December 30, 2023 included balances of $9 million related to business acquisitions completed in 2023. Acquisition-related contract liability amounts at December 31, 2022 and December 25, 2021 were immaterial.

Inventories and Reserves

Inventories consist primarily of finished goods and are valued at the lower of cost or net realizable value. Cost is determined by the weighted-average first-in, first-out method for merchandise and by actual cost for large equipment and high tech equipment. In accordance with our policy for inventory valuation, we consider many factors including the condition and salability of the inventory, historical sales, forecasted sales and market and economic trends. From time to time, we adjust our assumptions for anticipated changes in any of these or other factors expected to affect the value of inventory.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is computed under the straight-line method using estimated useful lives (See Note 6 – Property and Equipment, Net for estimated useful lives). Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the assets or the remaining lease term.

Capitalized Software Development Costs

Capitalized internal-use software costs consist of costs to purchase and develop software. For software to be used solely to meet internal needs and for cloud-based applications used to deliver our services, we capitalize costs incurred during the application development stage and include such costs within property and equipment, net within our consolidated balance sheets. For software to be sold, leased, or marketed to external users, we capitalize software development costs when technological feasibility is reached and include such costs within investments and other within our consolidated balance sheets.

Leases

We determine if an arrangement contains a lease at inception. An arrangement contains a lease if it implicitly or explicitly identifies an asset to be used and conveys the right to control the use of the identified asset in exchange for consideration. As a lessee, we include operating leases in operating lease right-of-use ("ROU") assets, operating lease liabilities, and non-current operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, current maturities of long-term debt, and long-term debt in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized upon commencement of the lease based on the present value of the lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we generally use our incremental borrowing rate based on the estimated rate of interest for fully collateralized and fully amortizing borrowings over a similar term of the lease payments at commencement date to determine the present value of lease payments. When readily determinable, we use the implicit rate. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Expenses associated with operating leases and finance leases are included in selling, general and administrative and interest expense, respectively within our consolidated statement of income. Short-term leases with a term of 12 months or less are not capitalized.

We have lease agreements with lease and non-lease components, which are generally accounted for as a single lease component, except non-lease components for leases of vehicles, which are accounted for separately. When a vehicle lease contains both lease and non-lease components, we allocate the transaction price based on the relative standalone selling price.

Business Acquisitions

We account for business acquisitions under the acquisition method of accounting, under which the net assets of acquired businesses are recorded at their fair value at the acquisition date and our consolidated financial statements include the acquired businesses' results of operations from that date.

Some prior owners of acquired subsidiaries are eligible to receive additional purchase price cash consideration, or we may be entitled to recoup a portion of purchase price cash consideration if certain financial targets are met. We have accrued liabilities for the estimated fair value of additional purchase price consideration at the time of the acquisition, using the income approach, including a probability-weighted discounted cash flow method or an option pricing method, where applicable. Any adjustments to these accrual amounts are recorded in selling, general and administrative within our consolidated statements of income.

While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, within 12 months following the date of acquisition, or the measurement period, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill within our consolidated balance sheets. At the end of the measurement period or final determination of the values of such assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in our consolidated statements of operations.

Goodwill

Any excess of acquisition consideration over the fair value of identifiable net assets acquired is recorded as goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized, such as future customers and technology, as well as the assembled workforce.

Goodwill represents, for acquired business, the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. Goodwill is subject to impairment analysis annually or more frequently if needed. Such impairment analyses for goodwill requires a comparison of the fair value to the carrying value of reporting units. We regard our reporting units to be our operating segments: global dental; global medical; and technology and value-added services. Goodwill was allocated to such reporting units, for the purposes of preparing our impairment analyses, based on a specific identification basis.

For the years ended December 30, 2023 and December 31, 2022, we tested goodwill for impairment, on the first day of the fourth quarter, using a quantitative analysis comparing the carrying value of our reporting units, including goodwill, to their estimated fair values using a discounted cash flow methodology. When the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Conversely, when a reporting unit's carrying value exceeds its fair value, an impairment charge against goodwill, limited to the total amount of goodwill allocated to that reporting unit, is recognized.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities that are considered shared services to the reporting units, and ultimately the determination of the fair value of each reporting unit. The fair value of each reporting unit is calculated by applying the discounted cash flow methodology and confirming with a market approach. There are inherent uncertainties related to fair value models, the inputs and our judgments in applying them to this analysis. The most

(in millions, except share and per share data)

significant inputs include estimation of future cash flows based on budget expectations, and determination of comparable companies to develop a weighted average cost of capital for each reporting unit.

For the year ended December 30, 2023 and December 25, 2021, the results of our goodwill impairment analysis did not result in any impairments. For the year ended December 31, 2022 we recorded a $20 million impairment of goodwill relating to the disposal of an unprofitable business whose estimated fair value was lower than its carrying value. The disposal of this business is part of our restructuring initiative as more fully discussed in Note 15 – Plans of Restructuring and Integration Costs.

Intangible Assets

In connection with our business acquisitions, the major classes of assets and liabilities to which we generally allocate acquisition consideration to, excluding goodwill, include identifiable intangible assets (i.e., customer relationships and lists, trademarks and trade names, product development and non-compete agreements), inventory and accounts receivable. The estimated fair value of identifiable intangible assets is based on critical judgments and assumptions derived from analysis of market conditions, including discount rates, projected revenue growth rates (which are based on historical trends and assessment of financial projections), estimated customer attrition and projected cash flows. We have calculated the value of these intangible assets using the multi-period excess earnings method, the relief-from-royalty method, and the with and without method, where applicable. These assumptions are forward-looking and could be affected by future economic and market conditions.

Intangible assets, other than goodwill, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the undiscounted future cash flows expected to be derived from such asset or asset group.

Definite-lived intangible assets primarily consist of non-compete agreements, trademarks, trade names, customer lists, customer relationships and product development. For long-lived assets used in operations, impairment losses are only recorded if the asset or asset groups carrying amount is not recoverable through its undiscounted future cash flows. We measure the impairment loss based on the difference between the carrying amount and the estimated fair value. When an impairment exists, the related assets are written down to fair value.

During the years ended December 30, 2023, December 31, 2022 and December 25, 2021, we recorded total impairment charges, within the selling, general and administrative line of our consolidated statements of income, on intangible assets of $7 million, $34 million and $1 million, respectively, as more fully discussed in Note 8 – Goodwill and Other Intangibles, Net.

Income Taxes

We account for income taxes under an asset and liability approach that requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than expected enactments of changes in tax laws or rates. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We file a consolidated U.S. federal income tax return with our 80% or greater owned U.S. subsidiaries.

Redeemable Noncontrolling Interests

Some minority stockholders in certain of our consolidated subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. Their interests in these subsidiaries are classified outside permanent equity on our consolidated balance sheets and are carried at the estimated redemption amounts. The redemption amounts have been estimated based on expected future earnings and cash flows and, if such earnings and cash flows are not achieved, the value of the redeemable noncontrolling interests might be impacted.

Changes in the estimated redemption amounts of the noncontrolling interests subject to put options are reflected at each reporting period with a corresponding adjustment to Additional paid-in capital. Future reductions in the carrying amounts are subject to a "floor" amount that is equal to the fair value of the redeemable noncontrolling interests at the time they were originally recorded. The recorded value of the redeemable noncontrolling interests cannot go below the floor level. Adjustments to the carrying amount of noncontrolling interests to reflect a fair value redemption feature do not impact the calculation of earnings per share. Our net income is reduced by the portion of the subsidiaries' net income that is attributable to redeemable noncontrolling interests.

Noncontrolling Interests

Noncontrolling interest represents the ownership interests of certain minority owners of our consolidated subsidiaries. Our net income is reduced by the portion of the subsidiaries' net income that is attributable to noncontrolling interests.

Comprehensive Income

Comprehensive income includes certain gains and losses that, under accounting principles generally accepted in the United States, are excluded from net income as such amounts are recorded directly as an adjustment to stockholders' equity. Our comprehensive income is primarily comprised of net income, foreign currency translation gain (loss), unrealized gain (loss) from hedging activities and unrealized pension adjustment gain.

Risk Management and Derivative Financial Instruments

We use derivative instruments to minimize our exposure to fluctuations in foreign currency exchange rates, interest rates, and our unfunded non-qualified supplemental retirement plan ("SERP") and our deferred compensation plan ("DCP"). Our objective is to manage the impact that foreign currency exchange rate fluctuations could have on recognized asset and liability fair values, earnings and cash flows, as well as our net investments in foreign subsidiaries, the interest rate risk on variable rate debt, and the returns on our SERP and DCP. Our risk management policy requires that derivative contracts used as hedges be effective at reducing the risks associated with the exposure being hedged and be designated hedges at inception of the contracts. We do not enter into derivative instruments for speculative purposes. Our derivative instruments primarily include foreign currency forward contracts, total return swaps, and interest rate swaps.

Foreign currency forward agreements related to forecasted inventory purchase commitments with foreign suppliers, foreign currency swaps related to foreign currency denominated debt, and interest rate swaps related to variable rate debt are designated as cash flow hedges. For derivatives that are designated and qualify as cash flow hedges, the changes in the fair value of the derivatives are recorded as a component of Accumulated other comprehensive income in stockholders' equity and subsequently reclassified into earnings in the period(s) during which the hedged transactions affect earnings. We classify the cash flows related to our hedging activities in the same category in our consolidated statements of cash flows as the cash flows related to the hedged item.

Foreign currency forward contracts related to our euro-denominated foreign operations are designated as net investment hedges. For derivatives that are designated and qualify as net investment hedges, changes in the fair value of the derivatives are recorded in the foreign currency translation gain (loss) component of Accumulated other comprehensive income in stockholders' equity until the net investment is sold or substantially liquidated.

Interest swap agreements are entered into for the purpose of hedging the cash flow of our variable interest rate term loan.

Our foreign currency forward agreements related to foreign currency balance sheet exposure provide economic hedges but are not designated as hedges for accounting purposes.

(in millions, except share and per share data)

For agreements not designated as hedges, changes in the value of the derivative, along with the transaction gain or loss on the hedged item, are recorded in other, net, within our consolidated statements of income.

Total return swaps are entered into for the purpose of economically hedging our SERP and DCP. These swaps are expected to be renewed on an annual basis. Changes in the fair values of these total return swaps are recorded in selling, general, and administrative expenses within our consolidated statements of income and offset recognized changes in the fair values of our SERP and DCP liabilities.

Foreign Currency Translation and Transactions

The financial position and results of operations of our foreign subsidiaries are determined using local currencies as the functional currencies. Assets and liabilities of foreign subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in Accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in earnings.

Accounting Pronouncements Adopted

During the year ended December 30, 2023, we adopted ASC Topic 848, *"Reference Rate Reform" (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting"* which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the discontinuation of the London Interbank Offered Rate or by another reference rate expected to be discontinued because of reference rate reform. The adoption of Topic 848 did not have a material impact on our consolidated financial statements.

On December 26, 2021 we adopted Accounting Standards Update ("ASU") No. 2021 – 08, *"Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" (Subtopic 805).* ASU 2021 – 08 requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU No. 2014 - 09, "Revenue from Contracts with Customers" (Topic 606). At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements. Our adoption of ASU 2021 - 08 did not have a material impact on our consolidated financial statements.

On December 27, 2020 we adopted ASU No. 2019-12, *"Income Taxes" (Topic 740): Simplifying the Accounting for Income Taxes* ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. Our adoption of ASU 2019-12 did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*," which requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. In addition to new disclosures associated with the rate reconciliation, the ASU requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific

(in millions, except share and per share data)

jurisdictions to the extent the related amounts exceed a quantitative threshold. The ASU also describes items that need to be disaggregated based on their nature, which is determined by reference to the item's fundamental or essential characteristics, such as the transaction or event that triggered the establishment of the reconciling item and the activity with which the reconciling item is associated. The ASU eliminates the historic requirement that entities disclose information concerning unrecognized tax benefits having a reasonable possibility of significantly increasing or decreasing in the 12 months following the reporting date. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU should be applied on a prospective basis; however, retrospective application is permitted. We are currently evaluating the impact that ASU 2023 – 09 will have on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segments*," which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in this ASU do not change or remove those disclosure requirements and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We do not expect that the requirements of ASU 2023 – 07 will have a material impact on our consolidated financial statements.

Note 2 – Cybersecurity Incident

In October 2023 Henry Schein experienced a cybersecurity incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Henry Schein One, our practice management software, revenue cycle management and patient relationship management solutions business, was not affected, and our manufacturing businesses were mostly unaffected. We reported the incident to law enforcement authorities, restored affected systems and applications, our distribution operations resumed and we reactivated our ecommerce platform. Subsequently, on or about November 8, 2023, we determined that the threat actor obtained personal and sensitive information maintained on our systems belonging to certain third parties and since that date we have notified affected and potentially affected parties as appropriate. The scope of personal and sensitive data impacted is still under investigation. On November 22, 2023, we experienced a disruption of our ecommerce platform and related applications, which has since been remediated. The incident adversely impacted our financial results for the fourth quarter and full year 2023.

During the year ended December 30, 2023, we incurred $11 million of expenses directly related to the cybersecurity incident, mostly consisting of professional fees. We maintain cybersecurity insurance, subject to certain retentions and policy limitations. With respect to the October 2023 cybersecurity incident, we have a $60 million insurance policy, following a $5 million retention.

(in millions, except share and per share data)

Note 3 – Net Sales from Contracts with Customers

Net sales are recognized in accordance with policies disclosed in Note 1 – Basis of Presentation and Significant Accounting Policies.

Disaggregation of Net sales

The following table disaggregates our net sales by reportable and operating segment and geographic area:

	Year Ended December 30, 2023		
	North America	International	Global
Net sales:			
Health care distribution			
Dental	$ 4,500	$ 3,039	$ 7,539
Medical	3,897	97	3,994
Total health care distribution	8,397	3,136	11,533
Technology and value-added services	705	101	806
Total net sales	$ 9,102	$ 3,237	$ 12,339

	Year Ended December 31, 2022		
	North America	International	Global
Net sales:			
Health care distribution			
Dental	$ 4,628	$ 2,845	$ 7,473
Medical	4,375	76	4,451
Total health care distribution	9,003	2,921	11,924
Technology and value-added services	633	90	723
Total net sales	$ 9,636	$ 3,011	$ 12,647

	Year Ended December 25, 2021		
	North America	International	Global
Net sales:			
Health care distribution			
Dental	$ 4,506	$ 3,038	$ 7,544
Medical	4,107	103	4,210
Total health care distribution	8,613	3,141	11,754
Technology and value-added services	560	87	647
Total net sales	$ 9,173	$ 3,228 -	$ 12,401

(in millions, except share and per share data)

Note 4 – Segment and Geographic Data

We conduct our business through two reportable segments: (i) health care distribution and (ii) technology and value-added services. These segments offer different products and services to the same customer base. Our global dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions. Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties. Our dental and medical groups serve practitioners in 33 countries worldwide.

The health care distribution reportable segment aggregates our global dental and medical operating segments. This segment distributes consumable products, dental specialty products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, personal protective equipment products ("PPE") and vitamins.

Our global technology and value-added services reportable segment provides software, technology and other value-added services to health care practitioners. Our technology offerings include practice management software systems for dental and medical practitioners. Our value-added practice solutions include practice consultancy, education, revenue cycle management and financial services on a non-recourse basis, e-services, practice technology, network and hardware services, as well as continuing education services for practitioners.

The following tables present information about our reportable and operating segments:

	Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Net sales:			
Health care distribution (1)			
Dental	$ 7,539	$ 7,473	$ 7,544
Medical	3,994	4,451	4,210
Total health care distribution	11,533	11,924	11,754
Technology and value-added services (2)	806	723	647
Total	$ 12,339	$ 12,647	$ 12,401

(1) Consists of consumable products, dental specialty products (including implant, orthodontic and endodontic products), small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, PPE products and vitamins.
(2) Consists of practice management software and other value-added products, which are distributed primarily to health care providers, practice consultancy, education, revenue cycle management and financial services on a non-recourse basis, e-services, continuing education services for practitioners, consulting and other services.

(in millions, except share and per share data)

	Years ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Operating Income:			
Health care distribution	$ 470	$ 619	$ 727
Technology and value-added services	145	128	125
Total	$ 615	$ 747	$ 852
Income before taxes and equity in earnings of affiliates:			
Health care distribution	$ 396	$ 592	$ 706
Technology and value-added services	146	129	125
Total	$ 542	$ 721	$ 831
Depreciation and Amortization:			
Health care distribution	$ 184	$ 160	$ 157
Technology and value-added services	64	52	53
Total	$ 248	$ 212	$ 210
Interest Income:			
Health care distribution	$ 16	$ 7	$ 6
Technology and value-added services	1	1	-
Total	$ 17	$ 8	$ 6
Interest Expense:			
Health care distribution	$ 87	$ 35	$ 27
Technology and value-added services	-	-	-
Total	$ 87	$ 35	$ 27
Income Tax Expense:			
Health care distribution	$ 90	$ 141	$ 168
Technology and value-added services	30	29	30
Total	$ 120	$ 170	$ 198
Equity in Earnings of Affiliates:			
Health care distribution	$ 14	$ 14	$ 19
Technology and value-added services	-	1	1
Total	$ 14	$ 15	$ 20
Purchases of Property and Equipment:			
Health care distribution	$ 139	$ 86	$ 74
Technology and value-added services	8	10	5
Total	$ 147	$ 96	$ 79

(in millions, except share and per share data)

	As of		
	December 30, 2023	**December 31, 2022**	**December 25, 2021**
Total Assets:			
Health care distribution	$ 9,083	$ 7,287	$ 7,157
Technology and value-added services	1,490	1,320	1,324
Total	$ 10,573	$ 8,607	$ 8,481

The following table presents information about our operations by geographic area as of and for the years ended December 30, 2023, December 31, 2022 and December 25, 2021. Net sales by geographic area are based on the respective locations of our subsidiaries. No country, except for the United States, generated net sales greater than 10% of consolidated net sales. There were no material amounts of sales or transfers among geographic areas and there were no material amounts of export sales.

	2023		2022		2021	
	Net Sales	**Long-Lived Assets**	**Net Sales**	**Long-Lived Assets**	**Net Sales**	**Long-Lived Assets**
United States	$ 8,631	$ 3,434	$ 9,190	$ 2,891	$ 8,722	$ 2,981
Other	3,708	2,180	3,457	1,256	3,679	1,232
Consolidated total	$ 12,339	$ 5,614	$ 12,647	$ 4,147	$ 12,401	$ 4,213

(in millions, except share and per share data)

Note 5 – Business Acquisitions and Divestiture

Our acquisition strategy is focused on investments in companies that add new customers and sales teams, increase our geographic footprint (whether entering a new country, such as emerging markets, or building scale where we have already invested in businesses), and finally, those that enable us to access new products and technologies.

Acquisition of Shield Healthcare

On October 2, 2023 we acquired a 90% voting equity interest in Shield Healthcare, Inc. (“Shield”), a supplier of homecare medical products delivered directly to patients in their homes. Based in California, Shield expands our existing medical business by delivering a diverse range of products, including items such as incontinence, urology, ostomy, enteral nutrition, advanced wound care, and diabetes supplies. Additionally, Shield offers continuous glucose monitoring devices directly to patients in their homes.

The following table aggregates the preliminary estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired in the Shield acquisition:

	2023
Acquisition consideration:	
Cash	$ 307
Deferred consideration	22
Redeemable noncontrolling interest	37
Total consideration	$ 366
Identifiable assets acquired and liabilities assumed:	
Current assets	$ 41
Intangible assets	166
Other noncurrent assets	14
Current liabilities	(24)
Deferred income taxes	(41)
Other noncurrent liabilities	(7)
Total identifiable net assets	149
Goodwill	217
Total net assets acquired	$ 366

Goodwill is a result of expected synergies that are expected to originate from the acquisition as well as the expected growth potential of Shield. The acquired goodwill is not deductible for tax purposes.

The following table summarizes the preliminary identifiable intangible assets acquired as part of the acquisition of Shield:

	2023	Weighted Average Useful Lives (in years)
Customer relationships and lists	$ 156	12
Trademarks / Tradenames	10	5
Total	$ 166	

(in millions, except share and per share data)

The accounting for the acquisition of Shield has not been completed in several respects, including but not limited to finalizing valuation assessments of accounts receivable, inventory, accrued liabilities and income and non-income based taxes. To assist in the allocation of consideration, we engaged valuation specialists to determine the fair value of intangible and tangible assets acquired and liabilities assumed. We will finalize the amounts recognized as the information necessary to complete the analysis is obtained. We expect to finalize these amounts as soon as possible but no later than one year from the acquisition date. The pro forma financial information has not been presented because the impact of the Shield acquisition during the year ended December 30, 2023 was immaterial to our consolidated financial statements.

Acquisition of S.I.N. Implant System

On July 5, 2023, we acquired a 100% voting equity interest in S.I.N. Implant System ("S.I.N."). Based in São Paulo, S.I.N. manufactures an extensive line of products to perform dental implant procedures and is focused on advancing the development of value-priced dental implants. S.I.N. recently expanded the distribution of its products into the United States and other international markets.

The following table aggregates the preliminary estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired in the S.I.N., including measurement period adjustments recorded through December 30, 2023:

	Preliminary Allocation as of September 30, 2023	Measurement Period Adjustments	Preliminary Allocation as of December 30, 2023
Acquisition consideration:			
Cash	$ 326	$ 3	$ 329
Total consideration	$ 326	$ 3	$ 329
Identifiable assets acquired and liabilities assumed:			
Current assets	$ 75	$ (8)	$ 67
Intangible assets	155	(68)	87
Other noncurrent assets	33	13	46
Current liabilities	(33)	-	(33)
Long-term debt	(22)	-	(22)
Deferred income taxes	(55)	20	(35)
Other noncurrent liabilities	(27)	-	(27)
Total identifiable net assets	126	(43)	83
Goodwill	200	46	246
Total net assets acquired	$ 326	$ 3	$ 329

Goodwill is a result of expected synergies that are expected to originate from the acquisition as well as the expected growth potential of S.I.N. The acquired goodwill is not deductible for tax purposes. Measurement period adjustments recorded in the year ended December 30, 2023 were primarily a result of finalization of net working capital adjustments and third party intangible valuations.

The following table summarizes the preliminary identifiable intangible assets acquired as part of the acquisition of S.I.N.:

	2023	Weighted Average Useful Lives (in years)
Customer relationships and lists	$ 38	7
Trademarks / Tradenames	13	10
Product development	36	8
Total	$ 87	

(in millions, except share and per share data)

The accounting for the acquisition of S.I.N. has not been completed in several respects, including but not limited to finalizing valuation assessments of accounts receivable, inventory, accrued liabilities and income and non-income based taxes. To assist in the allocation of consideration, we engaged valuation specialists to determine the fair value of intangible and tangible assets acquired and liabilities assumed. We will finalize the amounts recognized as the information necessary to complete the analysis is obtained. We expect to finalize these amounts as soon as possible but no later than one year from the acquisition date. The pro forma financial information has not been presented because the impact of the S.I.N. acquisition during the year ended December 30, 2023 was immaterial to our consolidated financial statements.

Acquisition of Biotech Dental

On April 5, 2023, we acquired a 57% voting equity interest in Biotech Dental ("Biotech Dental"), which is a provider of dental implants, clear aligners, individualized prosthetics, and innovative digital dental software based in France. Biotech Dental has several important solutions for dental practices and dental labs, including Nemotec, a comprehensive, integrated suite of planning and diagnostic software using open architecture that connects disparate medical devices to create a digital view of the patient, offering greater diagnostic accuracy and an improved patient experience. The integration of Biotech Dental's software with Henry Schein One's industry-leading practice management software solutions will help customers streamline their clinical as well as administrative workflow for the ultimate benefit of patients.

The following table aggregates the preliminary estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired in the Biotech Dental acquisition, including measurement period adjustments recorded through December 30, 2023:

	Preliminary Allocation as of July 1, 2023	Measurement Period Adjustments	Allocation as of December 30, 2023
Acquisition consideration:			
Cash	$ 216	$ -	$ 216
Fair value of contributed equity share in a controlled subsidiary	25	-	25
Redeemable noncontrolling interests	182	-	182
Total consideration	$ 423	$ -	$ 423
Identifiable assets acquired and liabilities assumed:			
Current assets	$ 78	$ -	$ 78
Intangible assets	119	28	147
Other noncurrent assets	76	10	86
Current liabilities	(50)	(9)	(59)
Long-term debt	(90)	16	(74)
Deferred income taxes	(38)	(7)	(45)
Other noncurrent liabilities	(16)	(7)	(23)
Total identifiable net assets	79	31	110
Goodwill	344	(31)	313
Total net assets acquired	$ 423	$ -	$ 423

Goodwill is a result of expected synergies that are expected to originate from the acquisition as well as the expected growth potential of Biotech Dental. The acquired goodwill is deductible for tax purposes. Measurement period adjustments recorded in the year ended December 30, 2023 were primarily a result of preliminary third party intangible valuation and various other adjustments.

(in millions, except share and per share data)

The following table summarizes the preliminary identifiable intangible assets acquired as part of the acquisition of Biotech Dental:

	2023	Weighted Average Useful Lives (in years)
Customer relationships and lists	$ 46	9
Trademarks / Tradenames	18	7
Product development	83	10
Total	$ 147	

The accounting for the acquisition of Biotech Dental has not been completed in several areas, including but not limited to pending assessments of accounts receivable, inventory, intangible assets, accrued liabilities and income and non-income based taxes. To assist in the allocation of consideration, we engaged valuation specialists to determine the fair value of intangible and tangible assets acquired and liabilities assumed. We will finalize the amounts recognized as the information necessary to complete the analysis is obtained. We expect to finalize these amounts as soon as possible but no later than one year from the acquisition date. The pro forma financial information has not been presented because the impact of the Biotech Dental acquisition during the year ended December 30, 2023 was immaterial to our consolidated financial statements.

Other 2023 Acquisitions

During the year ended December 30, 2023, we acquired companies within the health care distribution and technology and value-added services segments. Our acquired ownership interest ranged between 51% to 100%.

The following table aggregates the preliminary estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired for these acquisitions during the year ended December 30, 2023:

	2023
Acquisition consideration:	
Cash	$ 168
Deferred consideration	4
Estimated fair value of contingent consideration payable	6
Fair value of previously held equity method investment	29
Redeemable noncontrolling interests	77
Total consideration	$ 284
Identifiable assets acquired and liabilities assumed:	
Current assets	$ 32
Intangible assets	116
Other noncurrent assets	17
Current liabilities	(23)
Deferred income taxes	(11)
Long-term debt	(8)
Other noncurrent liabilities	(10)
Total identifiable net assets	113
Goodwill	171
Total net assets acquired	$ 284

Goodwill is a result of the expected synergies and cross-selling opportunities that these acquisitions are expected to provide for us, as well as the expected growth potential. Approximately half of the acquired goodwill is deductible for tax purposes.

(in millions, except share and per share data)

In connection with an acquisition of a controlling interest of an affiliate, we recognized a gain of approximately $18 million related to the remeasurement to fair value of our previously held equity investment, using a discounted cash flow model based on Level 3 inputs, as defined in Note 10 – Fair Value Measurements.

The following table summarizes the preliminary identifiable intangible assets acquired during the year ended December 30, 2023 and their estimated useful lives as of the date of the acquisition:

		2023	Weighted Average Useful Lives (in years)
Customer relationships and lists	$	79	9
Trademarks / Tradenames		8	5
Non-compete agreements		2	5
Product development		7	7
Patents		1	10
Other		19	2
Total	$	116	

The pro forma financial information has not been presented because the impact of the acquisitions during the year ended December 30, 2023 was immaterial to our consolidated financial statements.

2022 Acquisitions

We completed several acquisitions during the year ended December 31, 2022, which were immaterial to our consolidated financial statements. Our acquired ownership interests ranged from between 55% to 100%. Acquisitions in our health care distribution segment included companies that specialize in the distribution of dental products. Within our technology and value-added services segment, we acquired a company that educates and connects dental office managers, practice administrators and dental business leaders across North America.

The following table aggregates the estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired for acquisitions during the year ended December 31, 2022. Approximately half of the acquired goodwill is deductible for tax purposes.

		2022
Acquisition consideration:		
Cash	$	158
Deferred consideration		2
Fair value of previously held equity method investment		16
Redeemable noncontrolling interests		17
Total consideration	$	193
Identifiable assets acquired and liabilities assumed:		
Current assets	$	41
Intangible assets		96
Other noncurrent assets		13
Current liabilities		(29)
Deferred income taxes		(6)
Other noncurrent liabilities		(8)
Total identifiable net assets		107
Goodwill		86
Total net assets acquired	$	193

(in millions, except share and per share data)

The following table summarizes the identifiable intangible assets acquired during the year ended December 31, 2022 and their estimated useful lives as of the date of the acquisition:

	2022	Estimated Useful Lives (in years)
Customer relationships and lists	$ 81	8-12
Trademarks / Tradenames	9	5
Non-compete agreements	3	2-5
Other	3	10
Total	$ 96	

2021 Acquisitions

We completed several acquisitions during the year ended December 25, 2021, which were immaterial to our financial statements. Our acquired ownership interests ranged from between approximately 51% to 100%. Acquisitions within our health care distribution segment included companies that specialize in the distribution and manufacturing of dental and medical products, a provider of home medical supplies, and a provider of product kitting and sterile packaging. Within our technology and value-added services segment, we acquired companies that focus on dental marketing and website solutions, practice transition services, revenue cycle management, and business analytics and intelligence software. Approximately half of the acquired goodwill is deductible for tax purposes.

The following table aggregates the estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired for acquisitions during the year ended December 25, 2021:

	2021
Acquisition consideration:	
Cash	$ 579
Deferred consideration	11
Estimated fair value of contingent consideration receivable	(5)
Fair value of previously held equity method investment	8
Redeemable noncontrolling interests	181
Total consideration	$ 774
Identifiable assets acquired and liabilities assumed:	
Current assets	$ 195
Intangible assets	317
Other noncurrent assets	51
Current liabilities	(93)
Deferred income taxes	(26)
Other noncurrent liabilities	(46)
Total identifiable net assets	398
Goodwill	376
Total net assets acquired	$ 774

HENRY SCHEIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

The following table summarizes the identifiable intangible assets acquired during the year ended December 25, 2021 and their estimated useful lives as of the date of the acquisition:

		2021	Estimated Useful Lives (in years)
Customer relationships and lists	$	220	5-12
Trademarks / Tradenames		58	5-12
Product development		19	5-10
Non-compete agreements		5	3-5
Other		15	18
Total	$	317	

For the years ended December 30, 2023, December 31, 2022 and December 25, 2021, there were no material adjustments recorded in our financial statements relating to acquisitions for which provisional amounts were recorded in prior periods. At December 25, 2021 we recorded an estimated contingent consideration receivable of $5 million, which was subsequently increased by an additional $5 million during 2022, by crediting income from operations, based on delays in timing of government approval of a certain product.

During the years ended December 30, 2023, December 31, 2022 and December 25, 2021 we incurred $22 million, $9 million and $7 million in acquisition costs, which are included in "selling, general and administrative" within our consolidated statements of income.

Divestiture

In the third quarter of 2021 we received contingent proceeds of $10 million from the 2019 sale of Hu-Friedy, resulting in the recognition of an after-tax gain of $7 million. During the fourth quarter of 2020 we received contingent proceeds of $2 million from the 2019 sale of Hu-Friedy, resulting in the recognition of an after-tax gain of $2 million. We do not expect to receive any additional proceeds from the sale of Hu-Friedy.

(in millions, except share and per share data)

Note 6 – Property and Equipment, Net

Property and equipment, including related estimated useful lives, consisted of the following as of:

	December 30, 2023	December 31, 2022
Land	$ 21	$ 20
Buildings and permanent improvements	166	135
Leasehold improvements	103	94
Machinery and warehouse equipment	243	169
Furniture, fixtures and other	137	127
Computer equipment and software	500	411
	1,170	956
Less accumulated depreciation and amortization	(672)	(573)
Property and equipment, net	$ 498	$ 383

	Estimated Useful Lives (in years)
Buildings and permanent improvements	40
Machinery and warehouse equipment	5-10
Furniture, fixtures and other	3-10
Computer equipment and software	3-10

Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the assets or the remaining lease term.

Property and equipment related depreciation expense for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, was $70 million, $68 million and $71 million, respectively. Please see Note 7 – Leases for finance lease amounts included in property and equipment, net within our consolidated balance sheets.

During the year ended December 30, 2023 we recorded a $27 million impairment of capitalized costs, within our healthcare distribution segment.

(in millions, except share and per share data)

Note 7 – Leases

We have operating and finance leases for corporate offices, office space, distribution and other facilities, vehicles and certain equipment. Our leases have remaining terms of less than one year to approximately 18 years, some of which may include options to extend the leases for up to 15 years. The components of lease expense were as follows:

	Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Operating lease cost:	$ 99	$ 132	$ 89
Variable lease cost	12	11	10
Short-term lease cost	10	7	4
Total operating lease cost (1)	121	150	103
Finance lease cost	5	3	3
Total lease cost	$ 126	$ 153	$ 106

(1) Total operating lease cost for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, included costs of $11 million, $42 million and $0 million, respectively, related to facility leases recorded in "Restructuring and integration costs" within our consolidated statements of income.

Further, for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, we recognized an impairment of operating lease right-of-use assets of $3 million, $3 million, and $0 million respectively, related to facility leases recorded in “Restructuring and integration costs” within our consolidated statement of income.

Supplemental balance sheet information related to leases is as follows:

	Years Ended	
	December 30, 2023	December 31, 2022
Operating Leases:		
Operating lease right-of-use assets	$ 325	$ 284
Current operating lease liabilities	80	73
Non-current operating lease liabilities	310	275
Total operating lease liabilities	$ 390	$ 348
Finance Leases:		
Property and equipment, at cost	$ 18	$ 16
Accumulated depreciation	(9)	(6)
Property and equipment, net of accumulated depreciation	$ 9	$ 10
Current maturities of long-term debt	$ 4	$ 4
Long-term debt	4	6
Total finance lease liabilities	$ 8	$ 10
Weighted Average Remaining Lease Term in Years:		
Operating leases	6.6	6.7
Finance leases	2.6	3.1
Weighted Average Discount Rate:		
Operating leases	3.6%	2.8%
Finance leases	4.0%	3.3%

(in millions, except share and per share data)

Supplemental cash flow information related to leases is as follows:

	Years Ended	
	December 30, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$ 92	$ 87
Financing cash flows for finance leases	5	3
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 124	$ 88
Finance leases	4	6

Maturities of lease liabilities are as follows:

	December 30, 2023	
	Operating Leases	Finance Leases
2024	$ 92	$ 4
2025	77	2
2026	64	1
2027	48	1
2028	38	1
Thereafter	119	-
Total future lease payments	438	9
Less imputed interest	(48)	(1)
Total	$ 390	$ 8

As of December 30, 2023, we have additional operating leases that have not yet commenced with total lease payments of $9 million for buildings and vehicles. These operating leases will commence after December 30, 2023, with lease terms of one year to 10 years.

Certain of our facilities related to our acquisitions are leased from employees and minority shareholders. These leases are classified as operating leases and have a remaining lease term ranging from five months to 14 years. As of December 30, 2023, current and non-current liabilities associated with related party operating leases were $5 million and $23 million, respectively. At December 30, 2023 related party leases represented 6.3% and 7.4% of the total current and non-current operating lease liabilities, respectively. As of December 31, 2022, current and non-current liabilities associated with related party operating leases were $4 million and $14 million, respectively. At December 31, 2022 related party leases represented 5.0% and 5.3% of the total current and non-current operating lease liabilities, respectively.

(in millions, except share and per share data)

Note 8 – Goodwill and Other Intangibles, Net

Changes in the carrying amounts of goodwill for the years ended December 30, 2023 and December 31, 2022 were as follows:

	Health Care Distribution	Technology and Value-Added Services	Total
Balance as of December 25, 2021	$ 1,831	$ 1,023	$ 2,854
Adjustments to goodwill:			
Acquisitions	86	(1)	85
Impairment	(20)	-	(20)
Foreign currency translation	(22)	(4)	(26)
Balance as of December 31, 2022	1,875	1,018	2,893
Adjustments to goodwill:			
Acquisitions	827	118	945
Foreign currency translation	35	2	37
Balance as of December 30, 2023	$ 2,737	$ 1,138	$ 3,875

For the year ended December 31, 2022, we recorded a $20 million impairment of goodwill relating to the disposal of an unprofitable business whose estimated fair value was lower than its carrying value. The disposal of this business is part of our restructuring initiative as more fully discussed in Note 15 – Plans of Restructuring and Integration Costs.

Other intangible assets consisted of the following:

	December 30, 2023			
	Cost	Accumulated Amortization	Net	Weighted Average Remaining Life (in years)
Customer relationships and lists	$ 984	$ (346)	$ 638	10
Trademarks / Tradenames	168	(69)	99	8
Product development	205	(62)	143	9
Non-compete agreements	21	(6)	15	5
Other	39	(18)	21	10
Total	$ 1,417	$ (501)	$ 916	

	December 31, 2022			
	Cost	Accumulated Amortization	Net	Weighted Average Remaining Life (in years)
Customer relationships and lists	$ 826	$ (387)	$ 439	10
Trademarks / Tradenames	125	(51)	74	8
Product development	90	(56)	34	9
Non-compete agreements	25	(6)	19	5
Other	31	(10)	21	17
Total	$ 1,097	$ (510)	$ 587	

Trademarks, trade names, customer lists and customer relationships were established through business acquisitions and are amortized on a straight-line basis over their respective asset life. Non-compete agreements represent amounts paid primarily to prior owners of acquired businesses and certain sales persons, in exchange for placing restrictions on their ability to pose a competitive risk to us. Such amounts are amortized, on a straight-line basis over the respective non-compete period, which generally commences upon termination of employment or separation from us.

(in millions, except share and per share data)

Amortization expense, excluding impairment charges, related to definite-lived intangible assets for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, was $152 million, $126 million and $124 million.

During the year ended December 30, 2023 we recorded $19 million of impairment charges related to businesses in our health care distribution segment, the components of which were $7 million primarily related to customer lists and relationships attributable to lower than anticipated operating margins in certain businesses, and a $12 million charge related to the planned exit of a business. These impairment charges were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows. Please see Note 15 – Plans of Restructuring and Integration Costs for additional details.

During the year ended December 31, 2022 we recorded $49 million of impairment charges related to businesses in our health care distribution segment, the components of which were a $15 million charge related to the disposal of an unprofitable business and a $34 million charge related to customer lists and relationships attributable to customer attrition rates being higher than expected in certain other health care distribution businesses. These impairment charges were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows. Please see Note 15 – Plans of Restructuring and Integration Costs for additional details.

During the year ended December 25, 2021, we recorded a $1 million impairment charge related ratably to a business within our health care distribution segment and a business within our technology and value-added services segment.

The above intangible asset impairment charges were recorded within selling, general and administrative expenses and in restructuring and integration charges in our consolidated statement of income.

The annual amortization expense expected to be recorded for existing intangibles assets for the years 2024 through 2028 is $157 million, $138 million, $121 million, $109 million and $91 million.

(in millions, except share and per share data)

Note 9 – Investments and Other

Investments and other consisted of the following:

	December 30, 2023	December 31, 2022
Investments in unconsolidated affiliates	$ 180	$ 161
Non-current deferred foreign, state and local income taxes	38	88
Notes receivable (1)	44	28
Capitalized costs for software to be sold, leased or marketed to external users	95	79
Security deposits	4	3
Acquisition-related indemnification	46	59
Non-current pension assets	9	8
Other long-term assets	55	46
Total	$ 471	$ 472

(1) Long-term notes receivable carry interest rates ranging from 3.0% to 10.0% and are due in varying installments through November 21, 2028.

Amortization expense, primarily related to capitalized costs for software to be sold, leased or marketed to external users, for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, was $26 million, $18 million and $15 million, respectively, and is included in the selling, general and administrative line within our consolidated statements of income.

Note 10 – Fair Value Measurements

The following section describes the fair values of our financial instruments and the methodologies that we used to measure their fair values.

Investments and notes receivable

There are no quoted market prices available for investments in unconsolidated affiliates and notes receivable. Certain of our notes receivable contain variable interest rates. We believe the carrying amounts are a reasonable estimate of fair value based on the interest rates in the applicable markets. Our investments and notes receivable fair value is based on Level 3 inputs within the fair value hierarchy.

Debt

The fair value of our debt (including bank credit lines, current maturities of long-term debt and long-term debt) is based on Level 3 inputs within the fair value hierarchy, and as of December 30, 2023 and December 31, 2022 was estimated at $2,351 million and $1,149 million, respectively. Factors that we considered when estimating the fair value of our debt include market conditions, such as interest rates and credit spreads.

Derivative contracts

Derivative contracts are valued using quoted market prices and significant other observable inputs. Our derivative instruments primarily include foreign currency forward agreements, forecasted inventory purchase commitments, foreign currency forward contracts, interest rate swaps, and total return swaps.

The fair values for the majority of our foreign currency derivative contracts are obtained by comparing our contract rate to a published forward price of the underlying market rates, which are based on market rates for comparable transactions that are classified within Level 2 of the fair value hierarchy.

The fair value of the interest rate swap, which is classified within Level 2 of the fair value hierarchy, is determined by comparing our contract rate to a forward market rate as of the valuation date.

The fair value of total return swaps is determined by valuing the underlying exchange traded funds of the swap using market-on-close pricing by industry providers as of the valuation date that are classified within Level 2 of the fair value hierarchy.

Redeemable noncontrolling interests

The values for redeemable noncontrolling interests are based on recent transactions and/or implied multiples of earnings that are classified within Level 3 of the fair value hierarchy. See Note 19 – Redeemable Noncontrolling Interests for additional information.

Assets measured on a non-recurring basis at fair value include intangibles. Inputs for measuring intangibles are classified as Level 3 within the fair value hierarchy. See Note 1 – Basis of Presentation and Significant Accounting Policies and Note 8 – Goodwill and Other Intangibles, Net for additional information.

(in millions, except share and per share data)

The following table presents our assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 30, 2023 and December 31, 2022:

	December 30, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Derivative contracts designated as hedges	$ -	$ 1	$ -	$ 1
Derivative contracts undesignated	-	1	-	1
Total return swap	-	4	-	4
Total assets	$ -	$ 6	$ -	$ 6
Liabilities:				
Derivative contracts designated as hedges	$ -	$ 18	$ -	$ 18
Derivative contracts undesignated	-	2	-	2
Total liabilities	$ -	$ 20	$ -	$ 20
Redeemable noncontrolling interests	$ -	$ -	$ 864	$ 864

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets:				
Derivative contracts designated as hedges	$ -	$ 23	$ -	$ 23
Derivative contracts undesignated	-	4	-	4
Total assets	$ -	$ 27	$ -	$ 27
Liabilities:				
Derivative contracts designated as hedges	$ -	$ 1	$ -	$ 1
Derivative contracts undesignated	-	3	-	3
Total return swaps	-	3	-	3
Total liabilities	$ -	$ 7	$ -	$ 7
Redeemable noncontrolling interests	$ -	$ -	$ 576	$ 576

(in millions, except share and per share data)

Note 11 – Concentrations of Risk

Certain financial instruments potentially subject us to concentrations of credit risk. These financial instruments consist primarily of cash equivalents, trade receivables, long-term investments, notes receivable and derivative instruments. In all cases, our maximum exposure to loss from credit risk equals the gross fair value of the financial instruments. We routinely maintain cash balances at financial institutions in excess of insured amounts. We have not experienced any loss in such accounts and we manage this risk through maintaining cash deposits and other highly liquid investments in high quality financial institutions. We continuously assess the need for reserves for such losses, which have been within our expectations. We do not require collateral or other security to support financial instruments subject to credit risk, except for long-term notes receivable.

We limit credit risk with respect to our cash equivalents, short-term and long-term investments and derivative instruments, by monitoring the credit worthiness of the financial institutions who are the counter-parties to such financial instruments. As a risk management policy, we limit the amount of credit exposure by diversifying and utilizing numerous investment grade counter-parties.

With respect to our trade receivables, credit risk is somewhat limited due to a relatively large customer base and its dispersion across different types of health care professionals and geographic areas. No single customer accounted for more than 2% of our net sales in either of the years ended December 30, 2023 or December 31, 2022. With respect to our sources of supply, our top 10 health care distribution suppliers and our single largest supplier accounted for approximately 24% and 4%, respectively, of our aggregate purchases for the year ended December 30, 2023 and approximately 28% and 4%, respectively, of our aggregate purchases for the year ended December 31, 2022.

Our long-term notes receivable primarily represent strategic financing arrangements with certain affiliates. Generally, these notes are secured by certain assets of the counterparty; however, in most cases our security is subordinate to the rights of other commercial financial institutions. While we have exposure to credit loss in the event of non-performance by these counter-parties, we conduct ongoing assessments of their financial and operational performance.

(in millions, except share and per share data)

Note 12 – Derivatives and Hedging Activities

We are exposed to market risks and changes in foreign currency exchange rates against the U.S. dollar and each other, and changes to the credit risk of the derivative counterparties. We attempt to minimize these risks using foreign currency forward contracts and by maintaining counter-party credit limits. Our hedging activities provide only limited protection against currency exchange and credit risks. Factors that could influence the effectiveness of our hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets. All foreign currency forward contracts that we enter are for the sole purpose of hedging an existing or anticipated currency exposure. We do not enter into foreign currency forward contracts for speculative purposes and we manage our credit risks by diversifying our counterparties, maintaining a strong balance sheet and having multiple sources of capital. Our derivative instruments primarily include foreign currency forward contracts, total return swaps, and interest rate swaps.

During 2019 we entered foreign currency forward contracts that we designated as net investment hedges to hedge a portion of our euro-denominated foreign operations. These net investment hedges offset changes in the U.S. dollar value of our investments in certain euro-functional currency subsidiaries due to fluctuating foreign exchange rates. Gains and losses related to these net investment hedges are recorded in accumulated other comprehensive loss within our consolidated balance sheets. Amounts excluded from the assessment of hedge effectiveness are included in interest expense within our consolidated statements of income. The aggregate notional value of these net investment hedges, which matured on November 16, 2023, was approximately €200 million. On November 3, 2023 we entered into new foreign currency forward contracts to hedge a portion of our euro-denominated foreign operations which are designated as net investment hedges. The aggregate notional value of these net investment hedges, which matured on November 16, 2023, was approximately €200 million. The aggregate notional value of this net investment hedge, which matures on November 3, 2028, is approximately €300 million. During the years ended December 30, 2023, December 31, 2022, and December 25, 2021, we recorded an increase/(decrease) of $(32) million, $9 million, and $11 million, respectively, within other comprehensive income related to these foreign currency forward contracts. See Note 10 – Fair Value Measurements for additional information.

On March 20, 2020, we entered a total return swap to economically hedge our unfunded non-qualified SERP and our DCP. This swap will offset changes in our SERP and DCP liabilities. At the swap's inception, the notional value of the investments in these plans was $43 million. At December 30, 2023, the notional value of the investments in these plans was $96 million. At December 30, 2023, the financing blended rate for this swap was based on the Secured Overnight Financing Rate ("SOFR") of 5.33% plus 0.52%, for a combined rate of 5.85%. For the years ended December 30, 2023, December 31, 2022, and December 25, 2021, we recorded within selling, general and administrative expenses in our consolidated statement of income, a gain (loss) of $10 million, ($17) million, and $12 million, respectively, net of transaction costs, related to this undesignated swap. See Note 18 – Employee Benefit Plans for additional information.

On July 11, 2023, we entered into interest rate swap agreements to hedge the cash flow of our variable rate $750 million floating debt term loan facility, with three years maturity, effectively changing the floating rate portion of our obligation to a fixed rate. Under the terms of the interest rate swap agreements, we receive variable interest payments based on the one-month Term SOFR rate and pay interest at a fixed rate. As of December 30, 2023, the notional value of the interest rate swap agreements was $741 million. For the year ended December 30, 2023, we recorded, within accumulated other comprehensive loss within our consolidated balance sheets, a loss of $10 million related to the change in the fair value of these interest rate swap agreements, since we have designated these swaps agreements as cash flow hedges.

Fluctuations in the value of certain foreign currencies as compared to the U.S. dollar may positively or negatively affect our revenues, gross margins, operating expenses and retained earnings, all of which are expressed in U.S. dollars. Where we deem it prudent, we engage in hedging programs using primarily foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings. We purchase short-term (i.e., generally 18 months or less) foreign currency forward contracts to protect against currency

(in millions, except share and per share data)

exchange risks associated with intercompany loans due from our international subsidiaries and the payment of merchandise purchases to our foreign suppliers. We do not hedge the translation of foreign currency profits into U.S. dollars, as we consider foreign currency translation to be an accounting exposure, not an economic exposure. Amounts related to our hedging activities are recorded in prepaid expenses and other and/or accrued expenses: other within our consolidated balance sheets.

The following table summarizes the terms and fair value of our outstanding derivative financial instruments as of December 30, 2023 and December 31, 2022:

	December 30, 2023			
	Notional Amount	Classification	Fair Value	Maturity Date
Derivatives used in cash flow hedges:				
Foreign currency forward contracts	$ 102	Accrued expenses, other	$ (1)	November 21, 2024
Interest rate swaps	741	Accrued expenses, other	(10)	July 13, 2026
Derivatives used in net investment hedges:				
Foreign currency forward contracts	352	Accrued expenses, other	(6)	November 3, 2028
Undesignated hedging relationships:				
Total return swaps	96	Prepaid expenses and other	4	January 3, 2024
Total	$ 1,291		$ (13)	

	December 31, 2022			
	Notional Amount	Classification	Fair Value	Maturity Date
Derivatives used in cash flow hedges:				
Foreign currency forward contracts	$ 123	Prepaid expenses and other	$ 2	December 28, 2023
Derivatives used in net investment hedges:				
Foreign currency forward contracts	200	Prepaid expenses and other	20	November 16, 2023
Undesignated hedging relationships:				
Total return swaps	78	Accrued expenses, other	(3)	January 4, 2023
Total	$ 401		$ 19	

The following table summarizes the effect of cash flow hedges and net investment hedges on our consolidated statements of income for the years ended December 30, 2023, December 31, 2022 and December 25, 2021:

	Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Derivatives used in cash flow hedges:			
Foreign currency forward contracts	$ (1)	$ -	$ 1
Interest rate swaps	(7)	-	-
Derivatives used in net investment hedges:			
Foreign currency forward contracts	(10)	7	8
Total	$ (18)	$ 7	$ 9

The amount of gains or losses reclassified from accumulated other comprehensive loss into income were not material for the years ended December 30, 2023, December 31, 2022, and December 25, 2021.

(in millions, except share and per share data)

Note 13 – Debt

Bank Credit Lines

Bank credit lines consisted of the following:

	December 30, 2023	December 31, 2022
Revolving credit agreement	$ 200	$ -
Other short-term bank credit lines	64	103
Total	$ 264	$ 103

Revolving Credit Agreement

On August 20, 2021, we entered a $1.0 billion revolving credit agreement (the "Revolving Credit Agreement") which was scheduled to mature on August 20, 2026. On July 11, 2023, we amended and restated the Revolving Credit Agreement to, among other things, extend the maturity date to July 11, 2028 and update the interest rate provisions to reflect the current market approach for a multicurrency facility. The interest rate on this revolving credit facility is based on Term Secured Overnight Financing Rate ("Term SOFR") plus a spread based on our leverage ratio at the end of each financial reporting quarter. The Revolving Credit Agreement requires, among other things, that we maintain certain maximum leverage ratios. Additionally, the Revolving Credit Agreement contains customary representations, warranties and affirmative covenants as well as customary negative covenants, subject to negotiated exceptions, on liens, indebtedness, significant corporate changes (including mergers), dispositions and certain restrictive agreements. As of December 30, 2023 and December 31, 2022, we had $200 million and $0 million in borrowings, respectively under this revolving credit facility. During the year ended December 30, 2023, the average outstanding balance under the Revolving Credit Agreement was approximately $61 million. As of December 30, 2023 and December 31, 2022, there were $10 million and $9 million of letters of credit, respectively, provided to third parties under this Revolving Credit Agreement.

Other Short-Term Bank Credit Lines

As of December 30, 2023 and December 31, 2022, we had various other short-term bank credit lines available, in various currencies, with a maximum borrowing capacity of $368 million and $402 million, respectively. As of December 30, 2023 and December 31, 2022, $64 million and $103 million, respectively, were outstanding. During the year ended December 30, 2023, the average outstanding balances under our various other short-term bank credit lines was approximately $115 million. At December 30, 2023 and December 31, 2022, borrowings under other short-term bank credit lines had weighted average interest rates of 6.02% and 10.11%, respectively.

(in millions, except share and per share data)

Long-term debt

Long-term debt consisted of the following:

	December 30, 2023	December 31, 2022
Private placement facilities	$ 1,074	$ 699
U.S. trade accounts receivable securitization	210	330
Term loan	741	-
Various collateralized and uncollateralized loans payable with interest, in varying installments through 2030 at interest rates from 0.00% to 9.42% at December 30, 2023 and from 0.00% to 3.50% at December 31, 2022	54	7
Finance lease obligations	8	10
Total	2,087	1,046
Less current maturities	(150)	(6)
Total long-term debt	$ 1,937	$ 1,040

As of December 30, 2023, the aggregate amounts of long-term debt, including finance lease obligations and net of deferred debt issuance costs of $1 million, maturing in each of the next five years and thereafter are as follows:

2024	$ 150
2025	231
2026	721
2027	104
2028	179
Thereafter	702
Total	$ 2,087

Private Placement Facilities

Our private placement facilities include four insurance companies, have a total facility amount of $1.5 billion, and are available on an uncommitted basis at fixed rate economic terms to be agreed upon at the time of issuance, from time to time through October 20, 2026. The facilities allow us to issue senior promissory notes to the lenders at a fixed rate based on an agreed upon spread over applicable treasury notes at the time of issuance. The term of each possible issuance will be selected by us and can range from five to 15 years (with an average life no longer than 12 years). The proceeds of any issuances under the facilities will be used for general corporate purposes, including working capital and capital expenditures, to refinance existing indebtedness, and/or to fund potential acquisitions. The agreements provide, among other things, that we maintain certain maximum leverage ratios, and contain restrictions relating to subsidiary indebtedness, liens, affiliate transactions, disposal of assets and certain changes in ownership. These facilities contain make-whole provisions in the event that we pay off the facilities prior to the applicable due dates.

(in millions, except share and per share data)

The components of our private placement facility borrowings, which have a weighted average interest rate of 3.65%, as of December 30, 2023 are presented in the following table:

Date of Borrowing	Amount of Borrowing Outstanding	Borrowing Rate	Due Date
January 20, 2012	$ 50	3.45%	January 20, 2024
December 24, 2012	50	3.00	December 24, 2024
June 16, 2017	100	3.42	June 16, 2027
September 15, 2017	100	3.52	September 15, 2029
January 2, 2018	100	3.32	January 2, 2028
September 2, 2020	100	2.35	September 2, 2030
June 2, 2021	100	2.48	June 2, 2031
June 2, 2021	100	2.58	June 2, 2033
May 4, 2023	75	4.79	May 4, 2028
May 4, 2023	75	4.84	May 4, 2030
May 4, 2023	75	4.96	May 4, 2033
May 4, 2023	150	4.94	May 4, 2033
Less: Deferred debt issuance costs	(1)		
Total	$ 1,074		

U.S. Trade Accounts Receivable Securitization

We have a facility agreement based on our U.S. trade accounts receivable that is structured as an asset-backed securitization program with pricing committed for up to three years. This facility agreement has a purchase limit of $450 million with two banks as agents, and expires on December 15, 2025.

As of December 30, 2023 and December 31, 2022, the borrowings outstanding under this securitization facility were $210 million and $330 million, respectively. At December 30, 2023, the interest rate on borrowings under this facility was based on the asset-backed commercial paper rate of 5.67% plus 0.75%, for a combined rate of 6.42%. At December 31, 2022, the interest rate on borrowings under this facility was based on the asset-backed commercial paper rate of 4.58% plus 0.75%, for a combined rate of 5.33%.

If our accounts receivable collection pattern changes due to customers either paying late or not making payments, our ability to borrow under this facility may be reduced.

We are required to pay a commitment fee of 30 to 35 basis points depending upon program utilization.

On December 20, 2023 and February 23, 2024, we amended this facility to temporarily adjust certain covenant levels.

(in millions, except share and per share data)

Term Loan

On July 11, 2023, we entered into a three-year $750 million term loan credit agreement (the "Term Credit Agreement"). The interest rate on this term loan is based on the Term SOFR plus a spread based on our leverage ratio at the end of each financial reporting quarter. This term loan matures on July 11, 2026.
We are required to make quarterly payments of $5 million from September 2023 through June 2024 and quarterly payments of $9 million from September 2024 through June 2026, with the remaining balance due in July 2026. As of December 30, 2023, the borrowings outstanding under this term loan were $741 million. At December 30, 2023, the interest on this Term Credit Agreement was 5.36% plus 1.35% for a combined rate of 6.71%. However, we have a hedge in place (see Note 12 – Derivatives and Hedging Activities for additional information) that ultimately creates an effective fixed rate of 5.79%. The Term Credit Agreement requires, among other things, that we maintain certain maximum leverage ratios. Additionally, the Term Credit Agreement contains customary representations, warranties and affirmative covenants as well as customary negative covenants, subject to negotiated exceptions, on liens, indebtedness, significant corporate changes (including mergers), dispositions and certain restrictive agreements.

(in millions, except share and per share data)

Note 14 – Income Taxes

Income before taxes and equity in earnings of affiliates was as follows:

	Years ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Domestic	$ 424	$ 506	$ 593
Foreign	118	215	238
Total	$ 542	$ 721	$ 831

The provisions for income taxes were as follows:

	Years ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Current income tax expense:			
U.S. Federal	$ 72	$ 150	$ 129
State and local	28	49	37
Foreign	40	44	43
Total current	140	243	209
Deferred income tax expense (benefit):			
U.S. Federal	9	(48)	(12)
State and local	(3)	(13)	(3)
Foreign	(26)	(12)	4
Total deferred	(20)	(73)	(11)
Total provision	$ 120	$ 170	$ 198

(in millions, except share and per share data)

The tax effects of temporary differences that give rise to our deferred income tax asset (liability) were as follows:

	Years Ended	
	December 30, 2023	December 31, 2022
Deferred income tax asset:		
Net operating losses	$ 90	$ 64
Other carryforwards	34	10
Inventory, premium coupon redemptions and accounts receivable valuation allowances	44	57
Operating lease liability	80	77
Other asset	66	60
Total deferred income tax asset	314	268
Valuation allowance for deferred tax assets (1)	(36)	(36)
Net deferred income tax asset	278	232
Deferred income tax liability		
Intangibles amortization	(219)	(112)
Operating lease right-of-use asset	(65)	(61)
Property and equipment	(10)	(7)
Total deferred tax liability	(294)	(180)
Net deferred income tax asset (liability)	$ (16)	$ 52

(1) Primarily relates to operating losses, the benefits of which are uncertain. Any future reductions of such valuation allowances will be reflected as a reduction of income tax expense.

The assessment of the amount of value assigned to our deferred tax assets under the applicable accounting rules is judgmental. We are required to consider all available positive and negative evidence in evaluating the likelihood that we will be able to realize the benefit of our deferred tax assets in the future. Such evidence includes reversals of deferred tax liabilities and projected future taxable income. Since this evaluation requires consideration of events that may occur some years into the future, there is an element of judgment involved. Realization of our deferred tax assets is dependent on generating sufficient taxable income in future periods. We believe that it is more likely than not that future taxable income will be sufficient to allow us to recover substantially all of the value assigned to our deferred tax assets. However, if future events cause us to conclude that it is not more likely than not that we will be able to recover the value assigned to our deferred tax assets, we will be required to adjust our valuation allowance accordingly.

As of December 30, 2023, we had federal, state and foreign net operating loss carryforwards of approximately $37 million, $69 million and $317 million, respectively. The federal, state and foreign net operating loss carryforwards will begin to expire in various years from 2024 through 2043. The amounts of federal, state and foreign net operating losses that can be carried-forward indefinitely are $37 million, $23 million and $304 million, respectively.

(in millions, except share and per share data)

The tax provisions differ from the amount computed using the federal statutory income tax rate as follows:

	Years ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Income tax provision at federal statutory rate	$ 114	$ 151	$ 175
State income tax provision, net of federal income tax effect	15	20	21
Foreign income tax provision	5	4	6
Pass-through noncontrolling interest	(8)	(4)	(4)
Valuation allowance	(3)	(2)	(6)
Unrecognized tax benefits and audit settlements	9	11	7
Interest expense related to loans	(13)	(12)	(11)
Tax on global intangible low-taxed income ("GILTI")	7	6	5
Other	(6)	(4)	5
Total income tax provision	$ 120	$ 170	$ 198

For the year ended December 30, 2023 our effective tax rate was 22.1%, compared to 23.5% for the prior year period. In 2023, the difference between our effective tax rate and the federal statutory tax rate primarily relates to state and foreign income taxes and interest expense. In 2022, the difference between our effective tax rate and the federal statutory tax rate was primarily due to state and foreign income taxes and interest expense. In 2021, our effective tax rate was 23.8%, the difference between our effective tax rate and the federal statutory tax rate was primarily due to state and foreign income taxes and interest expense.

On December 22, 2017, the U.S. government passed the Tax Cuts and Jobs Act, which requires U.S. companies to pay a mandatory one-time transition tax on historical offshore earnings that have not been repatriated to the U.S. The transition tax is payable over eight years. Within our consolidated balance sheets, transition tax of $11 million and $19 million were included in “accrued taxes” for 2023 and 2022, respectively, and $24 million and $23 million were included in “other liabilities” for 2023 and 2022, respectively.

Due to the one-time transition tax and the imposition of the GILTI provisions, all previously unremitted earnings will no longer be subject to U.S. federal income tax; however, there could be U.S., state and/or foreign withholding taxes upon distribution of such unremitted earnings. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable.

The Organization of Economic Co-Operation and Development (OECD) issued technical and administrative guidance on Pillar Two Model Rules in December 2021, which provides for a global minimum tax rate on the earnings of large multinational businesses, on a country-by-country basis. Effective January 1, 2024, the minimum global tax rate is 15% for various jurisdictions pursuant to the Pillar Two framework. Future tax reform resulting from these developments may result in changes to long-standing tax principles, which may adversely impact our effective tax rate going forward or result in higher cash tax liabilities. As we operate in jurisdictions which have adopted Pillar 2, we are continuing to analyze the implications to effectively manage the impact for 2024 and beyond.

ASC Topic 740 prescribes the accounting for uncertainty in income taxes recognized in accordance with other provisions contained within its guidance. This topic prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement. In the normal course of business,

(in millions, except share and per share data)

our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect of certain tax matters.

The total amount of unrecognized tax benefits, which are included in “other liabilities” within our consolidated balance sheets, as of December 30, 2023 and December 31, 2022, was $115 million and $94 million, respectively, of which $107 million and $80 million, respectively, would affect the effective tax rate if recognized. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, which may result in a material impact on our consolidated statements of income.

All tax returns audited by the IRS are officially closed through 2019. The tax years subject to examination by the IRS include years 2020 and forward. In addition, limited positions reported in the 2017 tax year are subject to IRS examination.

The amount of tax interest expense included as a component of the provision for taxes was $4 million, $0 million and $0 million in 2023, 2022 and 2021, respectively. The total amount of accrued interest is included in “other liabilities,” and was $16 million as of December 30, 2023 and $12 million as of December 31, 2022. The amount of penalties accrued for during the periods presented were not material to our consolidated financial statements.

The following table provides a reconciliation of unrecognized tax benefits:

	December 30, 2023	December 31, 2022	December 25, 2021
Balance, beginning of period	$ 82	$ 71	$ 70
Additions based on current year tax positions	9	14	3
Additions based on prior year tax positions	26	8	11
Reductions based on prior year tax positions	(2)	-	(1)
Reductions resulting from settlements with taxing authorities	(3)	(1)	(9)
Reductions resulting from lapse in statutes of limitations	(14)	(10)	(3)
Balance, end of period	$ 98	$ 82	$ 71

(in millions, except share and per share data)

Note 15 – Plans of Restructuring and Integration Costs

On August 1, 2022, we committed to a restructuring plan focused on funding the priorities of the BOLD+1 strategic plan, streamlining operations and other initiatives to increase efficiency. We revised our previous expectations of completion and we have extended this initiative through the end of 2024. We are currently unable in good faith to make a determination of an estimate of the amount or range of amounts expected to be incurred in connection with these activities, both with respect to each major type of cost associated therewith and to the total cost, or an estimate of the amount or range of amounts that will result in future cash expenditures.

During the years ended December 30, 2023, December 31, 2022, and December 25, 2021, we recorded restructuring costs of $80 million, $128 million, and $8 million, respectively. The restructuring costs for these periods primarily related to severance and employee-related costs, impairment of intangible assets, accelerated amortization of right-of-use lease assets and fixed assets, other lease exit costs, and certain business exit costs discussed below.

During the year ended December 30, 2023, in connection with our restructuring plan, we recorded an impairment of an intangible asset of $12 million related to a planned disposal of a non-U.S. business. The disposal is expected to be completed in 2024. This impairment is included in the $80 million of restructuring charges discussed above.

During the year ended December 31, 2022, in connection with our restructuring plan, we vacated one of the buildings at our corporate headquarters in Melville, New York, which resulted in an accelerated amortization of a right-of-use lease asset of $34 million. We also initiated the disposal of a non-profitable U.S. business and recorded related costs of $49 million, which primarily consisted of impairment of intangible assets and goodwill, inventory impairment, and severance and employee-related costs. These expenses are included in the $128 million of restructuring charges discussed above. The disposal was completed during the first quarter of 2023.

On August 26, 2022, we acquired Midway Dental Supply. In connection with this acquisition, during the year ended December 31, 2022, we recorded integration costs of $3 million related to one-time employee and other costs, as well as restructuring charges of $9 million, which are included in the $128 million of restructuring charges discussed above.

On November 20, 2019, we committed to a contemplated restructuring initiative intended to mitigate stranded costs associated with the spin-off of our animal health business and to rationalize operations and provide expense efficiencies. These activities were originally expected to be completed by the end of 2020 but we extended them to the end of 2021 in light of the changes to the business environment brought on by the COVID-19 pandemic. The restructuring activities under this prior initiative were completed in 2021.

(in millions, except share and per share data)

Restructuring and integration costs recorded during our 2023, 2022 and 2021 fiscal years consisted of the following:

	Year Ended December 30, 2023				
	Health Care Distribution		Technology and Value-Added Services		
	Restructuring Costs	Integration Costs	Restructuring Costs	Integration Costs	Total
Severance and employee-related costs	$ 41	$ -	$ 5	$ -	$ 46
Impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets	13	-	2	-	15
Exit and other related costs	5	-	1	-	6
Loss on disposal of a business	13	-	-	-	13
Total restructuring and integration costs	$ 72	$ -	$ 8	$ -	$ 80

	Year Ended December 31, 2022				
	Health Care Distribution		Technology and Value-Added Services		
	Restructuring Costs	Integration Costs	Restructuring Costs	Integration Costs	Total
Severance and employee-related costs	$ 25	$ -	$ 4	$ -	$ 29
Impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets	47	-	-	-	47
Exit and other related costs	3	-	-	-	3
Loss on disposal of a business	49	-	-	-	49
Integration employee-related and other costs	-	3	-	-	3
Total restructuring and integration costs	$ 124	$ 3	$ 4	$ -	$ 131

	Year Ended December 25, 2021				
	Health Care Distribution		Technology and Value-Added Services		
	Restructuring Costs	Integration Costs	Restructuring Costs	Integration Costs	Total
Severance and employee-related costs	$ 6	$ -	$ 2	$ -	$ 8
Total restructuring and integration costs	$ 6	$ -	$ 2	$ -	$ 8

(in millions, except share and per share data)

The following table summarizes, by reportable segment, the activity related to the liabilities associated with our restructuring initiatives for the year ended December 30, 2023. The remaining accrued balance of restructuring costs as of December 30, 2023, which primarily relates to severance and employee-related costs, is included in accrued expenses: other within our consolidated balance sheets. Liabilities related to exited leased facilities are recorded within our current and non-current operating lease liabilities within our condensed consolidated balance sheets.

	Health Care Distribution	Technology and Value-Added Services	Total
Balance, December 25, 2021	$ 3	$ 1	$ 4
Restructuring and integration costs	124	4	128
Non-cash asset impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets	(47)	-	(47)
Non-cash impairment on disposal of a business	(46)	-	(46)
Cash payments and other adjustments	(13)	(2)	(15)
Balance, December 31, 2022	21	3	24
Restructuring and integration costs	72	8	80
Non-cash asset impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets	(13)	(2)	(15)
Non-cash impairment on disposal of a business	(12)	-	(12)
Cash payments and other adjustments	(46)	(8)	(54)
Balance, December 30, 2023	$ 22	$ 1	$ 23

(in millions, except share and per share data)

Note 16 – Commitments and Contingencies

Purchase Commitments

In our health care distribution business, we sometimes enter into long-term purchase commitments to ensure the availability of products for distribution. Future minimum annual payments for inventory purchase commitments as of December 30, 2023 were:

2024	$ 5
2025	4
2026	4
2027	4
2028	-
Thereafter	-
Total minimum inventory purchase commitment payments	$ 17

Employment, Consulting and Non-Compete Agreements

We have employment, consulting and non-compete agreements that have varying base aggregate annual payments for the years 2024 through 2028 and thereafter of approximately $21 million, $8 million, $1 million, $1 million, $0 million, and $0 million, respectively. We also have lifetime consulting agreements that provide for current compensation of four-hundred thousand dollars per year, with small scheduled increases every fifth year with the next increase in 2027. In addition, some agreements have provisions for additional incentives and compensation.

Legal Proceedings

Henry Schein, Inc. has been named as a defendant in multiple opioid related lawsuits (currently less than one-hundred and seventy-five (175); one or more of Henry Schein, Inc.'s subsidiaries is also named as a defendant in a number of those cases). Generally, the lawsuits allege that the manufacturers of prescription opioid drugs engaged in a false advertising campaign to expand the market for such drugs and their own market share and that the entities in the supply chain (including Henry Schein, Inc. and its subsidiaries) reaped financial rewards by refusing or otherwise failing to monitor appropriately and restrict the improper distribution of those drugs. These actions consist of some that have been consolidated within the MultiDistrict Litigation ("MDL") proceeding In Re National Prescription Opiate Litigation (MDL No. 2804; Case No. 17-md-2804) and are currently stayed, and others which remain pending in state courts and are proceeding independently and outside of the MDL. At this time, the following cases are set for trial: the action filed by DCH Health Care Authority, et al. in Alabama state court, which is currently set for a jury trial on July 8, 2024; the action filed by Mobile County Board of Health, et al. in Alabama state court, which has been set for a jury trial on August 12, 2024; and the action filed by Florida Health Sciences Center, Inc. (and 25 other hospitals located throughout the State of Florida) in Florida state court, which is currently scheduled for a jury trial in September 2025. Of Henry Schein's 2023 net sales of approximately $12.3 billion, sales of opioids represented less than four-tenths of 1 percent. Opioids represent a negligible part of our business. We intend to defend ourselves vigorously against these actions.

In August 2022, Henry Schein received a Grand Jury Subpoena from the United States Attorney's Office for the Western District of Virginia, seeking documents in connection with an investigation of possible violations of the Federal Food, Drug & Cosmetic Act by Butler Animal Health Supply, LLC ("Butler"), a former subsidiary of Henry Schein. The investigation relates to the sale of veterinary prescription drugs to certain customers. In October 2022, Henry Schein received a second Grand Jury Subpoena from the United States Attorney's Office for the Western District of Virginia. The October 2022 Subpoena seeks documents relating to payments Henry Schein received from Butler or Covetrus, Inc. ("Covetrus"). Butler was spun off into a separate company and became a

(in millions, except share and per share data)

subsidiary of Covetrus in 2019 and is no longer owned by Henry Schein. We are cooperating with the investigation.

On January 18, 2024, a putative class action was filed against the Company in the U.S. District Court for the Eastern District of New York ("EDNY"), Case No. 24-cv-387 (the "Cruz-Bermudez Action"), based on the October 2023 cybersecurity incident described above. On January 26, 2024, a second putative class action was filed against the Company based on the cybersecurity incident, also in the EDNY, Case No. 24-cv-550 (the "Depperschmidt Action"). On February 12, 2024, the Depperschmidt Action was voluntarily dismissed without prejudice. On February 16, 2024, an amended complaint was filed in the Cruz-Bermudez Action with additional plaintiffs' counsel from the Depperschmidt Action and an additional new plaintiff.

Plaintiffs in the Cruz-Bermudez Action seek to represent a class of all individuals whose personally identifying information and personal health information was compromised by the incident. Plaintiffs generally claim to have been harmed by alleged actions and/or omissions by the Company in connection with the incident and that the Company made deceptive public statements regarding privacy and data protection. Plaintiffs assert a variety of common law and statutory claims seeking monetary damages, injunctive relief, costs and attorneys' fees, and other related relief. The case remains pending. We intend to defend ourselves vigorously against this action.

From time to time, we may become a party to other legal proceedings, including, without limitation, product liability claims, employment matters, commercial disputes, governmental inquiries and investigations (which may in some cases involve our entering into settlement arrangements or consent decrees), and other matters arising out of the ordinary course of our business. While the results of any legal proceeding cannot be predicted with certainty, in our opinion none of these other pending matters are currently anticipated to have a material adverse effect on our consolidated financial position, liquidity or results of operations.

As of December 30, 2023, we had accrued our best estimate of potential losses relating to claims that were probable to result in liability and for which we were able to reasonably estimate a loss. This accrued amount, as well as related expenses, was not material to our financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other factors, including probable recoveries from third parties.

(in millions, except share and per share data)

Note 17 – Stock-Based Compensation

Stock-based awards are provided to certain employees under our 2020 Stock Incentive Plan and to non-employee directors under our 2023 Non-Employee Director Stock Incentive Plan (formerly known as the 2015 Non-Employee Director Stock Incentive Plan) (together, the "Plans"). The Plans are administered by the Compensation Committee of the Board (the "Compensation Committee"). Historically, equity-based awards to our employees have been granted solely in the form of time-based and performance-based restricted stock units ("RSUs") with the exception of our 2021 plan year in which non-qualified stock options were issued in place of performance-based RSUs and in 2022, when we granted time-based and performance-based RSUs, as well as non-qualified stock options. For our 2023 plan year, we returned to granting our employees equity-based awards solely in the form of time-based and performance-based RSUs. Our non-employee directors receive equity-based awards solely in the form of time-based RSUs.

As of December 30, 2023, there were 70,942,657 shares authorized and 6,773,234 shares available to be granted under the 2020 Stock Incentive Plan and 2,075,000 shares authorized and 393,309 shares available to be granted under the 2023 Non-Employee Director Stock Incentive Plan.

RSUs are stock-based awards granted to recipients with specified vesting provisions. In the case of RSUs, common stock is delivered on or following satisfaction of vesting conditions. We issue RSUs to employees that primarily vest (i) solely based on the recipient's continued service over time, primarily with four-year cliff vesting and/or (ii) based on achieving specified performance measurements and the recipient's continued service over time, primarily with three-year cliff vesting. RSUs granted to our non-employee directors primarily include 12-month cliff vesting. For these RSUs, we recognize the cost as compensation expense on a straight-line basis.

For all RSUs, we estimate the fair value based on our closing stock price on the grant date. With respect to performance-based RSUs, the number of shares that ultimately vest and are received by the recipient is based upon our performance as measured against specified targets over a specified period, as determined by the Compensation Committee. Although there is no guarantee that performance targets will be achieved, we estimate the fair value of performance-based RSUs based on our closing stock price at time of grant.

Each of the Plans provide for certain adjustments to the performance measurement in connection with awards under the Plans. With respect to the performance-based RSUs granted under our 2020 Stock Incentive Plan, such performance measurement adjustments relate to significant events, including, without limitation, acquisitions, divestitures, new business ventures, certain capital transactions (including share repurchases), differences in budgeted average outstanding shares (other than those resulting from capital transactions referred to above), restructuring costs, if any, certain litigation settlements or payments, if any, changes in accounting principles or in applicable laws or regulations, changes in income tax rates in certain markets, foreign exchange fluctuations, the financial impact either positive or negative, of the difference in projected earnings generated by COVID-19 test kits (solely with respect to performance-based RSUs granted in the 2022 and 2023 plan years) and impairment charges (solely with respect to performance-based RSUs granted in the 2023 plan year), and unforeseen events or circumstances affecting us.

Over the performance period, the number of RSUs that will ultimately vest and be issued and the related compensation expense is adjusted upward or downward based upon our estimation of achieving such performance targets. The ultimate number of shares delivered to recipients and the related compensation cost recognized as an expense is based on our actual performance metrics as defined under the 2020 Stock Incentive Plan.

(in millions, except share and per share data)

Stock options are awards that allow the recipient to purchase shares of our common stock after vesting at a fixed price set at the time of grant. Stock options were granted at an exercise price equal to our closing stock price on the date of grant. Stock options issued in 2021 and 2022 vest one-third per year based on the recipient's continued service, subject to the terms and conditions of the 2020 Stock Incentive Plan, are fully vested three years from the grant date and have a contractual term of ten years from the grant date, subject to earlier termination of term and term acceleration upon certain events. Compensation expense for stock options is recognized using a graded vesting method. We estimate grant date fair value of stock options using the Black-Scholes valuation model. During the year ended December 30, 2023, we did not grant any stock options.

In addition to equity-based awards granted in fiscal 2021 under the long-term incentive program, the Compensation Committee granted a Special Pandemic Recognition Award under the 2020 Stock Incentive Plan to recipients of performance-based RSUs under the 2018 long-term incentive program. The payout under the performance-based restricted stock units granted under the fiscal 2018 long-term incentive program (the "2018 LTIP") was negatively impacted by the global COVID-19 pandemic. Given the significance of the impact of the pandemic on our three-year EPS goal under such equity awards and the contributions made by our employees (including those who received such awards), on March 3, 2021, the Compensation Committee granted a Special Pandemic Recognition Award to recipients of performance-based restricted stock units under the 2018 LTIP who were employed by us on the grant date of the Special Pandemic Recognition Award. These time-based RSU awards vested 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date, based on the recipient's continued service and subject to the terms and conditions of the 2020 Stock Incentive Plan, and were recorded as compensation expense using a graded vesting method. The combination of the 20% payout based on actual performance of the 2018 LTIP and the one-time Special Pandemic Recognition Award granted in 2021 generated a cumulative payout of 75% of each recipient's original number of performance-based restricted stock units awarded in 2018 if the recipient satisfied the two-year vesting schedule commencing on the grant date.

Our consolidated statements of income reflect pre-tax share-based compensation expense of $39 million, $54 million and $78 million for the years ended December 30, 2023, December 31, 2022 and December 25, 2021.

Total unrecognized compensation cost related to unvested awards as of December 30, 2023 was $65 million, which is expected to be recognized over a weighted-average period of approximately 2.6 years.

The weighted-average grant date fair value of stock-based awards granted was $76.43, $85.51 and $62.72 per share during the years ended December 30, 2023, December 31, 2022 and December 25, 2021.

Certain stock-based compensation is required to be settled in cash. During the year ended December 30, 2023, we recorded a liability of $0.1 million for stock-based compensation to be settled in cash.

We record deferred income tax assets for awards that will result in future income tax deductions based on the amount of compensation cost recognized and our statutory tax rate in the jurisdiction in which we will receive a deduction.

Our consolidated statements of cash flows present our stock-based compensation expense as a reconciling adjustment between net income and net cash provided by operating activities for all periods presented. There were no cash benefits associated with tax deductions in excess of recognized compensation for the years ended December 30, 2023, December 31, 2022 and December 25, 2021.

(in millions, except share and per share data)

The following weighted-average assumptions were used in determining the most recent fair values of stock options using the Black-Scholes valuation model:

	2022	2021
Expected dividend yield	-%	-%
Expected stock price volatility	27.80%	27.10%
Risk-free interest rate	3.62%	1.33%
Expected life of options (in years)	6.00	6.00

We have not declared cash dividends on our stock in the past and we do not anticipate declaring cash dividends in the foreseeable future. The expected stock price volatility is based on implied volatilities from traded options on our stock, historical volatility of our stock and other factors. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant that most closely aligns to the expected life of options. The six-year expected life of the options was determined using the simplified method for estimating the expected term as permitted under Staff Accounting Bulletin Topic 14.

The following table summarizes the stock option activity for the year ended December 30, 2023:

	Stock Options			
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at beginning of year	1,117,574	$ 71.38		
Granted	-	-		
Exercised	(23,498)	62.74		
Forfeited	(15,617)	79.04		
Outstanding at end of year	1,078,459	$ 71.46	7.6	$ 9
Options exercisable at end of year	573,459	$ 68.43		

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Vested or expected to vest	503,497	$ 74.95	7.7	$ 3

The following tables summarize the activity of our unvested RSUs for the year ended December 30, 2023:

	Time-Based Restricted Stock Units			Performance-Based Restricted Stock Units		
	Shares/Units	Weighted Average Grant Date Fair Value Per Share	Intrinsic Value Per Share	Shares/Units	Weighted Average Grant Date Fair Value Per Share	Intrinsic Value Per Share
Outstanding at beginning of period	1,756,044	$ 66.59		520,916	$ 60.23	
Granted	426,021	77.50		381,571	81.00	
Vested	(433,973)	61.96		(631,458)	60.65	
Forfeited	(92,699)	72.37		(62,287)	77.45	
Outstanding at end of period	1,655,393	$ 70.34	$ 75.71	208,742	$ 78.02	$ 75.71

The total intrinsic value per share of RSUs that vested was $76.85, $78.74 and $73.99 during the years ended December 30, 2023, December 31, 2022 and December 25, 2021, respectively.

(in millions, except share and per share data)

Note 18 – Employee Benefit Plans

Defined benefit plans

Certain of our employees in our international markets participate in various noncontributory defined benefit plans. These plans are managed to provide pension benefits to covered employees in accordance with local regulations and practices. Our net unfunded liability for these plans are recorded in accrued expenses: other; and other liabilities within our consolidated balance sheets. The following table presents the changes in projected benefit obligations, plan assets, and the funded status of our defined benefit pension plans:

	Years Ended	
	December 30, 2023	December 31, 2022
Obligation and funded status:		
Change in benefit obligation		
Projected benefit obligation, beginning of period	$ 108	$ 128
Service costs	3	3
Interest cost	3	1
Past service cost	1	-
Actuarial gain (loss)	6	(19)
Benefits paid [1]	-	(1)
Participant contributions	1	1
Settlements	(3)	(1)
Effect of foreign currency translation	6	(4)
Projected benefit obligation, end of period	$ 125	$ 108
Change in plan assets		
Fair value of plan assets at beginning of period	$ 73	$ 75
Actual return on plan assets	4	(3)
Employer contributions	2	2
Plan participant contributions	1	1
Expected return on plan assets	1	1
Benefit received [1]	2	-
Settlements	(2)	(1)
Effect of foreign currency translation	5	(2)
Fair value of plan assets at end of period	$ 86	$ 73
Unfunded status at end of period	$ 39	$ 35

(1) Includes regular benefit payments and amounts transferred in by new participants.

The majority of our defined benefit plans are unfunded, with the exception of one plan in one country where the amount of assets exceeds the projected benefit obligation by approximately $7 million and $6 million as of December 30, 2023 and December 31, 2022, respectively.

(in millions, except share and per share data)

The following table provides the amounts recognized in our consolidated balance sheets for our defined benefit pension plans:

	Years Ended	
	December 30, 2023	December 31, 2022
Non-current assets	$ 27	$ 25
Current liabilities	(1)	(1)
Non-current liabilities	(65)	(59)
Accumulated other comprehensive loss, pre-tax	8	4

The following table provides the components of net periodic pension cost for our defined benefit plans:

	Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Service cost	$ 3	$ 3	$ 4
Interest cost	3	1	-
Expected return on plan assets	(3)	(1)	(1)
Employee contributions	(1)	-	-
Amortization of prior service credit	-	1	1
Recognized net actuarial loss	-	-	-
Settlements	-	-	-
Net periodic pension cost	$ 2	$ 4	$ 4

The following tables present the weighted-average actuarial assumptions used to determine our pension benefit obligation and our net periodic pension cost for the periods presented:

	Years Ended	
Pension Benefit Obligation	December 30, 2023	December 31, 2022
Weighted average discount rate	2.71 %	1.67 %

	Years Ended		
Net Periodic Pension Cost	December 30, 2023	December 31, 2022	December 25, 2021
Discount rate-pension benefit	1.50 %	1.25 %	0.56 %
Expected return on plan assets	0.51 %	0.81 %	0.71 %
Rate of compensation increase	1.64 %	1.68 %	1.95 %
Pension increase rate	0.80 %	0.61 %	0.72 %

(in millions, except share and per share data)

The following table presents the estimated pension benefit payments that are payable to the plan's participants as of December 30, 2023:

Year		
2024	$	7
2025		6
2026		7
2027		7
2028		8
2029 to 2033		44
Total	$	79

401(k) Plans

We offer qualified 401(k) plans to substantially all domestic full-time employees. As determined by our Board, matching contributions to these plans generally do not exceed 100% of the participants' contributions up to 7% of their base compensation, subject to applicable legal limits. Matching contributions are made in cash and are allocated consistent with the participants' investment elections on file, subject to a 20% allocation limit to the Henry Schein Stock Fund. Forfeitures attributable to participants whose employment terminates prior to becoming fully vested are reallocated as part of our ongoing matching contributions and to offset administrative expenses of the 401(k) plans.

Assets of the 401(k) and other defined contribution plans are held in self-directed accounts enabling participants to choose from various investment fund options. Matching contributions related to these plans charged to operations during the years ended December 30, 2023, December 31, 2022 and December 25, 2021 amounted to $50 million, $45 million and $38 million, respectively. Within our consolidated statements of income, $42 million, $37 million, and $30 million, is included in selling, general and administrative; and $8 million, $8 million, and $8 million is included in cost of goods sold for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

Supplemental Executive Retirement Plan

We offer an unfunded, non-qualified SERP to eligible employees. This plan generally covers officers and certain highly compensated employees after they have reached the maximum IRS allowed pre-tax 401(k) contribution limit. Our contributions to this plan are equal to the 401(k) employee-elected contribution percentage applied to base compensation for the portion of the year in which such employees are not eligible to make pre-tax contributions to the 401(k) plan. The amounts charged to operations during the years ended December 30, 2023, December 31, 2022 and December 25, 2021 amounted to $3 million, $(1) million and $2 million, respectively. The charges are included in selling, general and administrative within our consolidated statements of income. Please see Note 12 – Derivatives and Hedging Activities for additional information.

Deferred Compensation Plan

During 2011, we began to offer DCP to a select group of management or highly compensated employees of the Company and certain subsidiaries. This plan allows for the elective deferral of base salary, bonus and/or commission compensation by eligible employees. The amounts (credited)/charged to operations during the years ended December 30, 2023, December 31, 2022 and December 25, 2021 were approximately $12 million, $(11) million and $8 million, respectively. The charges are included in selling, general and administrative within our consolidated statements of income. Please see Note 12 – Derivatives and Hedging Activities for additional information.

(in millions, except share and per share data)

Note 19 – Redeemable Noncontrolling Interests

Some minority stockholders in certain of our subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. ASC Topic 480-10 is applicable for noncontrolling interests where we are or may be required to purchase all or a portion of the outstanding interest in a consolidated subsidiary from the noncontrolling interest holder under the terms of a put option contained in contractual agreements. The components of the change in the redeemable noncontrolling interests for the years ended December 30, 2023, December 31, 2022 and December 25, 2021, are presented in the following table:

	December 30, 2023	December 31, 2022	December 25, 2021
Balance, beginning of period	$ 576	$ 613	$ 328
Decrease in redeemable noncontrolling interests due to acquisitions of noncontrolling interests in subsidiaries	(19)	(31)	(60)
Increase in redeemable noncontrolling interests due to business acquisitions	326	4	189
Net income attributable to redeemable noncontrolling interests	6	21	23
Distributions declared, net of capital contributions	(19)	(21)	(21)
Effect of foreign currency translation gain (loss) attributable to redeemable noncontrolling interests	5	(6)	(6)
Change in fair value of redeemable securities	(11)	(4)	160
Balance, end of period	$ 864	$ 576	$ 613

Note 20 – Comprehensive Income

Comprehensive income includes certain gains and losses that, under U.S. GAAP, are excluded from net income and are recorded directly to stockholders' equity.

The following table summarizes our Accumulated other comprehensive loss, net of applicable taxes as of:

	December 30, 2023	December 31, 2022	December 25, 2021
Attributable to redeemable noncontrolling interests:			
Foreign currency translation adjustment	$ (32)	$ (37)	$ (31)
Attributable to noncontrolling interests:			
Foreign currency translation adjustment	$ (1)	$ (1)	$ -
Attributable to Henry Schein, Inc.:			
Foreign currency translation adjustment	$ (188)	$ (236)	$ (155)
Unrealized gain (loss) from hedging activities	(13)	5	(2)
Pension adjustment loss	(5)	(2)	(14)
Accumulated other comprehensive loss	$ (206)	$ (233)	$ (171)
Total Accumulated other comprehensive loss	$ (239)	$ (271)	$ (202)

(in millions, except share and per share data)

The following table summarizes the components of comprehensive income, net of applicable taxes as follows:

	December 30, 2023	December 31, 2022	December 25, 2021
Net income	$ 436	$ 566	$ 660
Foreign currency translation gain (loss)	53	(88)	(84)
Tax effect	-	-	-
Foreign currency translation gain (loss)	53	(88)	(84)
Unrealized gain (loss) from hedging activities	(25)	10	12
Tax effect	7	(3)	(3)
Unrealized gain (loss) from hedging activities	(18)	7	9
Pension adjustment gain (loss)	(3)	16	8
Tax effect	-	(4)	(2)
Pension adjustment gain (loss)	(3)	12	6
Comprehensive income	$ 468	$ 497	$ 591

Our financial statements are denominated in U.S. Dollars. Fluctuations in the value of foreign currencies as compared to the U.S. Dollar may have a significant impact on our comprehensive income. The foreign currency translation gain (loss) during the years ended December 30, 2023, December 31, 2022 and December 25, 2021 was primarily due to changes in foreign currency exchange rates of the Euro, Brazilian Real, British Pound, Swiss Franc, and Canadian Dollar.

The hedging gain (loss) during the years ended December 30, 2023, December 31, 2022, and December 25, 2021 was attributable to a net investment hedge. See Note 11 – Derivatives and Hedging Activities for further information.

The following table summarizes our total comprehensive income, net of applicable taxes as follows:

	December 30, 2023	December 31, 2022	December 25, 2021
Comprehensive income attributable to Henry Schein, Inc.	$ 443	$ 476	$ 568
Comprehensive income attributable to noncontrolling interests	14	6	6
Comprehensive income attributable to Redeemable noncontrolling interests	11	15	17
Comprehensive income	$ 468	$ 497	$ 591

(in millions, except share and per share data)

Note 21 – Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to Henry Schein, Inc. by the weighted-average number of common shares outstanding for the period. Our diluted earnings per share is computed similarly to basic earnings per share, except that it reflects the effect of common shares issuable for unvested RSUs and upon exercise of stock options using the treasury stock method in periods in which they have a dilutive effect.

A reconciliation of shares used in calculating earnings per basic and diluted share follows:

	Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Basic	130,618,990	136,064,221	140,090,889
Effect of dilutive securities:			
Stock options and restricted stock units	1,129,181	1,691,449	1,681,892
Diluted	131,748,171	137,755,670	141,772,781

The number of antidilutive securities that were excluded from the calculation of diluted weighted average common shares outstanding are as follows:

	Years Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Stock options	424,695	342,716	611,869
Restricted stock units	15,040	19,466	1,048
Total anti-dilutive securities excluded from earnings per share computation	439,735	362,182	612,917

Note 22 – Supplemental Cash Flow Information

Cash paid for interest and income taxes was:

	Years ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Interest	$ 84	$ 47	$ 29
Income taxes	218	265	242

For the years ended December 30, 2023, December 31, 2022 and December 25, 2021, we had $(25) million, $10 million and $12 million of non-cash net unrealized gains (losses) related to hedging activities, respectively. See Note 12 – Derivatives and Hedging Activities for additional information related to our total return swap and our interest rate swap agreements.

There was approximately $143 million of debt assumed as part of the acquisitions for the year ended December 30, 2023. Debt assumed during the year ended December 30, 2023 primarily relates to the acquisitions of Biotech Dental and S.I.N.

(in millions, except share and per share data)

Note 23 – Related Party Transactions

In connection with the formation of Henry Schein One, LLC, our joint venture with Internet Brands, which was formed on July 1, 2018, we entered into a ten-year royalty agreement with Internet Brands whereby we will pay Internet Brands approximately $31 million annually for the use of their intellectual property. During the years ended December 30, 2023, December 31, 2022 and December 25, 2021, we recorded $31 million, $31 million and $31 million, respectively, in connection with costs related to this royalty agreement. As of December 30, 2023 and December 31, 2022, Henry Schein One, LLC had a net payable balance to Internet Brands of $1 million and $9 million, respectively, comprised of amounts related to results of operations and the royalty agreement. The components of this payable are recorded within accrued expenses: other, respectively, within our consolidated balance sheets.

We have interests in entities that we account for under the equity accounting method. In our normal course of business, during the years ended December 30, 2023, December 31, 2022 and December 25, 2021, we recorded net sales of $46 million, $46 million, and $48 million respectively, to such entities. During the years ended December 30, 2023, December 31, 2022 and December 25, 2021, we purchased $10 million, $9 million and $15 million respectively, from such entities. At December 30, 2023 and December 31, 2022, we had an aggregate $32 million and $36 million, respectively, due from our equity affiliates, and $5 million and $6 million, respectively, due to our equity affiliates.

Certain of our facilities related to our acquisitions are leased from employees and minority shareholders. Please see Note 7 – Leases for further information.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures were effective as of December 30, 2023, to ensure that all material information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to them as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and the rules of the Nasdaq stock exchange.

Changes in Internal Control over Financial Reporting

During the quarter ended December 30, 2023, we acquired a 90% voting equity interest in Shield, a supplier of homecare medical products headquartered in California. The full integration of this acquisition, as well as our previously reported acquisitions of S.I.N and Biotech Dental, extended beyond year-end and, therefore, we excluded Shield, Biotech Dental, and S.I.N., which together represent less than 1.5% of our total net sales, from our annual assessment of internal control over financial reporting as of December 30, 2023, as permitted by SEC staff interpretive guidance for newly acquired businesses.

Post-acquisition integration related activities for other dental and medical businesses acquired during 2023 across the U.S., Europe, Brazil, Australia, and China were included in our annual assessment of internal control over financial reporting as of December 30, 2023. These acquisitions, the majority of which utilize separate information and financial accounting systems, have been included in our consolidated financial statements since their respective dates of acquisition.

Finally, we continued systems implementation activities in the U.S. for two of our dental businesses.

The combination of acquisitions (including Shield, S.I.N., and Biotech Dental), continued acquisition integrations and systems implementation activities undertaken during the quarter and carried over from prior quarters when considered in the aggregate, represents a material change in our internal control over financial reporting.

During the quarter, all acquisitions, continued acquisition integrations and systems implementation activities involve necessary and appropriate change-management controls that are considered in our quarterly assessment of changes in our internal control over financial reporting.

In October 2023, we experienced a cybersecurity incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Once we became aware of the issue, as part of the Company's incident response plan, we took precautionary actions to contain the incident including shutting down connectivity to networks and key business, operating and financial accounting systems globally. In addition to notifying affected and potentially affected third parties and all relevant law enforcement authorities, we engaged external cyber-security experts to support our assessment of the cyber-incident's impact as well as sanitize, rebuild and restore our affected systems and applications. We also notified law enforcement and our employees, customers, suppliers and investors, informing them of both the incident and management's efforts to mitigate its impact on our daily operations and data maintained on the Company's systems.

Subsequently, on or about November 8, 2023, we determined that the threat actor obtained personal and sensitive information maintained on our systems belonging to certain third parties and since that date we have notified affected parties and potentially affected parties as appropriate. The scope of personal and sensitive data impacted is still under investigation.

On November 22, 2023, we experienced a related disruption to our ecommerce platform and related applications, which has since been remediated.

In order to mitigate the impact of this disruption on our systems and on our ability to service customers, alternative procedures and controls were temporarily implemented.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system is designed to provide reasonable assurance to our management and Board regarding the preparation and fair presentation of published financial statements. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013), updated and reissued by the Committee of Sponsoring Organizations, or the COSO Framework. Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 30, 2023.

The effectiveness of our internal control over financial reporting as of December 30, 2023, has been independently audited by BDO USA, P.C., an independent registered public accounting firm, and their attestation is included herein. The evaluation of internal controls involves judgment. Our external auditor has concluded that the Company has a material weakness resulting from the aggregation of certain control deficiencies at the application control level related to logical and user access management and segregation of duties. The Company agrees that there are control deficiencies that our external auditor has identified, all of which either have been addressed or are being addressed. The Company's management has considered the control deficiencies identified by our external auditor, and believes that, individually and in aggregate, they do not result in a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Limitations of the Effectiveness of Internal Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Henry Schein, Inc.
Melville, NY

Opinion on Internal Control over Financial Reporting

We have audited Henry Schein, Inc.'s (the "Company's") internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management's statements referring to any corrective actions taken by the Company after the date of management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 30, 2023 and December 31, 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 30, 2023, and the related notes (collectively referred to as "the financial statements") and our report dated February 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, "Item 9A, Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We have identified the following material weakness that has not been identified as a material weakness in management's assessment. The material weakness in internal control over financial reporting is related to logical and user access management and segregation of duties, at the application control level, in certain information technology environments at certain components. There is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements with respect to these matters would not have been prevented or detected on a timely basis. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated February 28, 2024, on those consolidated financial statements.

As indicated in the accompanying "Item 9A, Management's Report on Internal Control over Financial Reporting", management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shield Healthcare, Inc., S.I.N. Implant System, and Biotech Dental, which were

acquired during the year ended December 30, 2023, and are included in the consolidated balance sheet of the Company as of December 30, 2023, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. Shield Healthcare, Inc., S.I.N. Implant System, and Biotech Dental, together represent less than 1.5% of total net sales for the year ended December 30, 2023. Management did not assess the effectiveness of internal control over financial reporting of Shield Healthcare, Inc., S.I.N. Implant System, or Biotech Dental because of the timing of the acquisitions which were completed during the year ended December 30, 2023. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Shield Healthcare, Inc., S.I.N. Implant System, or Biotech Dental.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.
New York, NY
February 28, 2024

ITEM 9B. Other Information

Not applicable.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


ITEM 10. Directors, Executive Officers and Corporate Governance

Information required by this item regarding our directors and executive officers and our corporate governance is hereby incorporated by reference to the Section entitled "Election of Directors," with respect to directors, and the first paragraph of the Section entitled "Corporate Governance - Board of Directors Meetings and Committees - Audit Committee," with respect to corporate governance, in each case in our definitive 2024 Proxy Statement to be filed pursuant to Regulation 14A and to the Section entitled "Information about our Executive Officers" in Part I of this report, with respect to executive officers.

There have been no changes to the procedures by which stockholders may recommend nominees to our Board since our last disclosure of such procedures, which appeared in our definitive 2023 Proxy Statement filed pursuant to Regulation 14A on April 11, 2023.

Information required by this item concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is hereby incorporated by reference to the Section entitled "Delinquent Section 16(a) Reports" in our definitive 2024 Proxy Statement to be filed pursuant to Regulation 14A, to the extent responsive disclosure is required.

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller. We make available free of charge through our Internet website, www.henryschein.com, under the "About Henry Schein--Corporate Governance Highlights" caption, our Code of Ethics. We intend to disclose on our Web site any amendment to, or waiver of, a provision of the Code of Ethics.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the Sections entitled "Compensation Discussion and Analysis," "Compensation Committee Report" (which information shall be deemed furnished in this Annual Report on Form 10-K), "Executive and Director Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive 2024 Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We maintain several stock incentive plans for the benefit of certain officers, directors and employees. All active plans have been approved by our stockholders. Descriptions of these plans appear in the notes to our consolidated financial statements. The following table summarizes information relating to these plans as of December 30, 2023:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Rights	Weighted- Average Exercise Price of Outstanding Options	Number of Common Shares Available for Future Issuances
Plans Approved by Stockholders	-	$ -	7,166,543
Plans Not Approved by Stockholders	-	-	-
Total	-	$ -	7,166,543

The other information required by this item is hereby incorporated by reference to the Section entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive 2024 Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is hereby incorporated by reference to the Section entitled "Certain Relationships and Related Transactions" and "Corporate Governance – Board of Directors Meetings and Committees – Independent Directors" in our definitive 2024 Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 14. Principal Accounting Fees and Services

The information required by this item is hereby incorporated by reference to the Section entitled "Independent Registered Public Accounting Firm Fees and Pre-Approval Policies and Procedures" in our definitive 2024 Proxy Statement to be filed pursuant to Regulation 14A.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules
(a)   List of Documents Filed as a Part of This Report:

1. Financial Statements:
    Our Consolidated Financial Statements filed as a part of this report are listed on the index on Page 62.

2. Index to Exhibits:
    See exhibits listed under Item 15(b) below.

(b) Exhibits

3.1   Second Amended and Restated Certificate of Incorporation of Henry Schein, Inc. (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 1, 2018.)

3.2   Fourth Amended and Restated By-Laws of Henry Schein, Inc., effective March 23, 2023. (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 24, 2023.)

4.1   Third Amended and Restated Multicurrency Master Note Purchase Agreement, dated as of October 20, 2021, by and among us, Metropolitan Life Insurance Company, MetLife Investment Management, LLC and each MetLife affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on October 21, 2021.)

4.2   Third Amended and Restated Master Note Facility, dated as of October 20, 2021, by and among us, NYL Investors LLC and each New York Life affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on October 21, 2021.)

4.3   Third Amended and Restated Multicurrency Private Shelf Agreement, dated as of October 20, 2021, by and among us, PGIM, Inc. and each Prudential affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on October 21, 2021.)

4.4   Multicurrency Private Shelf Agreement, dated as of October 20, 2021, by and among us, AIG Asset Management (U.S.), LLC and each AIG affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 21, 2021.)

4.5   Description of Securities. (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 10-K for the fiscal year ended December 25, 2021 filed on February 15, 2022.)

10.1   Henry Schein, Inc. 2013 Stock Incentive Plan, as amended and restated effective as of May 14, 2013. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 16, 2013.)**

10.2   Form of 2019 Restricted Stock Unit Agreement for performance-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2013 Stock Incentive Plan (as amended and restated effective as of May 14, 2013). (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2019 filed on May 7, 2019.)**

10.3   Form of 2019 Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2013 Stock Incentive Plan (as amended and restated effective as of May 14, 2013). (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2019 filed on May 7, 2019.)**

10.4   Henry Schein, Inc. 2020 Stock Incentive Plan, as amended and restated effective as of May 21, 2020. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 26, 2020.)**

10.5   Form of 2021 Stock Option Agreement pursuant to the Henry Schein, Inc. 2020 Stock
            Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by
            reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 8, 2021.)**

10.6   Form of 2022 Restricted Stock Unit Agreement for time-based restricted stock unit awards
            pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated
            effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.1 to our Quarterly
            Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May 3, 2022.)**

10.7   Form of 2022 Restricted Stock Unit Agreement for performance-based restricted stock unit
            awards pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and
            restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.2 to our
            Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May
            3, 2022.)**

10.8   Henry Schein, Inc. 2015 Non-Employee Director Stock Incentive Plan. (Incorporated by
            reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended
            June 27, 2015 filed on July 29, 2015.)**

10.9   Form of 2018 Restricted Stock Unit Agreement for time-based restricted stock unit awards
            pursuant to the Henry Schein, Inc. 2015 Non-Employee Director Stock Incentive Plan (as
            amended and restated effective as of June 22, 2015). (Incorporated by reference to Exhibit
            10.6 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018
            filed on May 8, 2018.)**

10.10   Henry Schein, Inc. 2023 Non-Employee Director Stock Incentive Plan, as amended and
            restated effective as of May 23, 2023. (Incorporated by reference to Exhibit 10.1 to our
            Current Report on Form 8-K filed on May 25, 2023).**

10.11   Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated
            effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.1 to our Quarterly
            Report on Form 10-Q for the fiscal quarter ended September 28, 2013 filed on November
            5, 2013.)**

10.12   Amendment Number One to the Henry Schein, Inc. Supplemental Executive Retirement
            Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to
            Exhibit 10.18 to our Annual Report on Form 10-K for the fiscal year ended December 28,
            2019 filed on February 20, 2020.)**

10.13   Amendment Number Two to the Henry Schein, Inc. Supplemental Executive Retirement
            Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to
            Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28,
            2020 filed on May 5, 2020.)**

10.14   Amendment Number Three to the Henry Schein, Inc. Supplemental Executive Retirement
            Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to
            Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September
            26, 2020 filed on November 2, 2020.)**

10.15   Amendment Number Four to the Henry Schein, Inc. Supplemental Executive Retirement
            Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to
            Exhibit 10.1 to our Current Report on Form 8-K filed on December 18, 2023.)**

10.16	Henry Schein, Inc. 2004 Employee Stock Purchase Plan, effective as of May 25, 2004. (Incorporated by reference to Exhibit D to our definitive 2004 Proxy Statement on Schedule 14A, filed on April 27, 2004.)**
10.17	Henry Schein, Inc. 2023 Non-Employee Director Stock Incentive Plan, amended and restated effective as of May 23, 2023. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 25, 2023.)**
10.18	Henry Schein, Inc. Deferred Compensation Plan, as amended and restated effective as of November 14, 2023. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 16, 2023.)**
10.19	Henry Schein Management Team Performance Incentive Plan and Plan Summary, effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014 filed on May 6, 2014.)**
10.20	Amended and Restated Employment Agreement dated as of November 28, 2022, by and between Henry Schein, Inc. and Stanley M. Bergman. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 29, 2022.)**
10.21	Letter Agreement dated November 11, 2021 between Henry Schein, Inc. and Brad Connett (Incorporated by reference to Exhibit 10.27 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 21, 2023.)**
10.22	Agreement dated November 11, 2021 between Henry Schein, Inc. and Brad Connett (Incorporated by reference to Exhibit 10.28 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 21, 2023.)**
10.23	Special Incentive Plan dated May 24, 2021 between Henry Schein, Inc. and Brad Connett (Incorporated by reference to Exhibit 10.29 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 21, 2023.)**#
10.24	Form of Amended and Restated Change in Control Agreement dated December 12, 2008 between us and certain executive officers who are a party thereto (James Breslawski, Michael S. Ettinger, and Mark Mlotek, respectively). (Incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 filed on February 24, 2009.)**
10.25	Form of Amendment to Amended and Restated Change in Control Agreement effective January 1, 2012 between us and certain executive officers who are a party thereto (James Breslawski, Michael S. Ettinger, and Mark Mlotek, respectively). (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 20, 2012.)**
10.26	Form of Change in Control Agreement between us and certain executive officers who are a party thereto (Walter Siegel). (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2019 filed on May 7, 2019.)**
10.27	Henry Schein, Inc. Executive Change in Control Plan, effective as of May 2, 2022 between us and certain executive officers who are a party thereto (Ronald N. South, Brad Connett, and Lorelei McGlynn). (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May 3, 2022.)**

10.28	Form of Indemnification Agreement between us and certain directors and executive officers who are a party thereto (Mohamed Ali, Deborah Derby, Carole T. Faig, Joseph L. Herring, Kurt P. Kuehn, Philip A. Laskawy, Anne H. Margulies, Steven Paladino, Carol Raphael, Scott P. Serota, Bradley T. Sheares, Ph.D., Reed V. Tuckson, M.D., FACP, Stanley M. Bergman, James P. Breslawski, Brad Connett, Michael S. Ettinger, Lorelei McGlynn, Mark E. Mlotek, Walter Siegel and Ronald N. South, respectively). (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2015 filed on November 4, 2015.)**
10.29	Second Amended and Restated Revolving Credit Agreement, dated as of July 11, 2023, among us, the several lenders parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent, U.S. Bank National Association, as syndication agent, and TD Bank, N.A., Bank of America, N.A., UniCredit Bank, A.G., the Bank of New York Mellon, ING Bank, N.V. and HSBC Bank USA, N.A., as co-documentation agents. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on July 13, 2023.)
10.30	Term Loan Credit Agreement, dated as of July 11, 2023, among us, the several lenders parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, U.S. Bank National Association, as syndication agent, and TD Bank, N.A., Bank of America, N.A. and UniCredit Bank, A.G., as co-documentation agents. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 13, 2023.)
10.31	Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 19, 2013.)
10.32	Amendment No. 1 dated as of September 22, 2014 to the Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 26, 2014.)
10.33	Amendment No. 2 dated as of April 17, 2015 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2016 filed on August 4, 2016.)
10.34	Amendment No. 3 dated as of June 1, 2016 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2016 filed on August 4, 2016.)
10.35	Amendment No. 4 dated as of July 6, 2017 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 filed on November 6, 2017.)

10.36	Amendment No. 5 dated as of May 13, 2019 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2019 filed on August 6, 2019.)
10.37	Limited Waiver dated as of May 22, 2020 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto, as amended. (Incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2020 filed on August 4, 2020.)
10.38	Amendment No. 6 dated as of June 22, 2020 to the Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 25, 2020.)
10.39	Amendment No. 7 dated as of October 20, 2021 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 21, 2021.)
10.40	Amendment No. 8 dated as of December 15, 2022 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.45 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 21, 2023.)
10.41	Omnibus Amendment No. 1, dated July 22, 2013, to Receivables Purchase Agreement dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent, and the various purchaser groups from time to time party thereto and Receivables Sales Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2013 filed on August 6, 2013.)
10.42	Omnibus Amendment No. 2, dated April 21, 2014, to Receivables Purchase Agreement dated as of April 17, 2013, as amended, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent, and the various purchaser groups from time to time party thereto and Receivables Sales Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014 filed on May 6, 2014.)
10.43	Receivables Sale Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 19, 2013.)
21.1	List of our Subsidiaries.+
23.1	Consent of BDO USA, P.C.+
31.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+

31.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+
32.1	Certification of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+
97.1	Henry Schein, Inc. Dodd-Frank Clawback Policy, effective as of December 1, 2023.**+
99.1	Limited Waiver dated November 10, 2023 to the Multicurrency Private Shelf Agreement, dated as of October 20, 2021, by and among us, AIG Asset Management (U.S.), LLC and each AIG affiliate which becomes party thereto.+
99.2	Limited Waiver dated November 10, 2023 to the Third Amended and Restated Multicurrency Master Note Purchase Agreement, dated as of October 20, 2021, by and among us, Metropolitan Life Insurance Company, MetLife Investment Management, LLC and each MetLife affiliate which becomes party thereto.+
99.3	Limited Waiver dated November 10, 2023 to the Third Amended and Restated Master Note Facility, dated as of October 20, 2021, by and among us, NYL Investors LLC and each New York Life affiliate which becomes party thereto.+
99.4	Limited Waiver dated November 10, 2023 to the Third Amended and Restated Multicurrency Private Shelf Agreement, dated as of October 20, 2021, by and among us, PGIM, Inc. and each Prudential affiliate which becomes party thereto.+
99.5	Limited Waiver dated as of November 10, 2023 to the Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto, as amended.+
99.6	Limited Waiver dated as of November 10, 2023 to the Second Amended and Restated Revolving Credit Agreement, dated as of July 11, 2023, among us, the several lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and the other parties from time to time party thereto.+
99.7	Limited Waiver dated as of November 10, 2023 to the Term Loan Credit Agreement, dated as of July 11, 2023, among us, the several lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties from time to time party thereto.+
99.8	Amendment No. 9 dated as of December 20, 2023 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto.+

99.9	Amendment No. 10 dated as of February 23, 2024 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto.+
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.+
101.SCH	Inline XBRL Taxonomy Extension Schema Document+
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document+
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document+
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document+
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document+
104	The cover page of Henry Schein, Inc.'s Annual Report on Form 10-K for the year ended December 30, 2023, formatted in Inline XBRL (included within Exhibit 101 attachments).+

+   Filed or furnished herewith.

**   Indicates management contract or compensatory plan or agreement.

Certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

ITEM 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Henry Schein, Inc.

By: /s/ STANLEY M. BERGMAN
Stanley M. Bergman
Chairman and Chief Executive Officer
February 28, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ STANLEY M. BERGMAN Stanley M. Bergman	Chairman, Chief Executive Officer and Director (principal executive officer)	February 28, 2024
/s/ RONALD N. SOUTH Ronald N. South	Senior Vice President, Chief Financial Officer (principal financial and accounting officer)	February 28, 2024
/s/ JAMES P. BRESLAWSKI James P. Breslawski	Vice Chairman, President and Director	February 28, 2024
/s/ MARK E. MLOTEK Mark E. Mlotek	Executive Vice President, Chief Strategic Officer and Director	February 28, 2024
/s/ MOHAMAD ALI Mohamad Ali	Director	February 28, 2024
/s/ DEBORAH DERBY Deborah Derby	Director	February 28, 2024
/s/ CAROLE T. FAIG Carole T. Faig	Director	February 28, 2024
/s/ JOSEPH L. HERRING Joseph L. Herring	Director	February 28, 2024
/s/ KURT P. KUEHN Kurt P. Kuehn	Director	February 28, 2024
/s/ PHILIP A. LASKAWY Philip A. Laskawy	Director	February 28, 2024
/s/ ANNE H. MARGULIES Anne H. Margulies	Director	February 28, 2024
/s/ STEVEN PALADINO Steven Paladino	Director	February 28, 2024
/s/ CAROL RAPHAEL Carol Raphael	Director	February 28, 2024
/s/ SCOTT SEROTA Scott Serota	Director	February 28, 2024
/s/ BRADLEY T. SHEARES, PH.D. Bradley T. Sheares, Ph.D.	Director	February 28, 2024
/s/ REED V. TUCKSON, M.D., FACP Reed V. Tuckson, M.D., FACP	Director	February 28, 2024















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Henry Schein, Inc.

135 Duryea Road

Melville, New York 11747

U.S.A.

(631) 843-5500

www.henryschein.com

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